As filed with the Securities and Exchange Commission on April 19, 2006
Registration No. 333-132414

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Golfsmith International Holdings, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	5940	16-1634897
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification No.)

11000 N. IH-35
Austin, Texas 78753-3195
(512) 837-8810
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

James D. Thompson
Chief Executive Officer, President and Director
11000 N. IH-35
Austin, Texas 78753-3195
(512) 837-8810
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Mark L. Mandel, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 Tel: (212) 819-8200 Fax: (212) 354-8113	Michael J. Schiavone, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Tel: (212) 848-4000 Fax: (212) 848-7179

      Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.    ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.    ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box.    ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated April 19, 2006
PROSPECTUS
                                     Shares
Common Stock

          This is Golfsmith International Holdings, Inc.’s initial public offering. We are offering                      shares of our common stock. We expect the initial public offering price to be between $          and $          per share.
          Currently, no public market exists for our shares of common stock. We have applied to have our shares of common stock approved for quotation on the Nasdaq National Market under the symbol “GOLF.”
          Investing in shares of our common stock involves risks that are described in the “Risk Factors” section beginning on page 8 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Golfsmith International Holdings, Inc.	$	$
          The underwriters may also purchase up to an additional                      shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
          The shares will be ready for delivery on or about                     , 2006.

Merrill Lynch & Co.	JPMorgan
Lazard Capital Markets

The date of this prospectus is                     , 2006

          You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from or in addition to that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial conditions, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY
          This summary highlights information contained elsewhere in this prospectus, but does not contain all the information that is important to you. You should read this entire prospectus carefully, including the section entitled “Risk Factors,” and our consolidated financial statements and the related notes included elsewhere in this prospectus before making an investment decision.
Golfsmith International Holdings, Inc.
          Golfsmith is the nation’s largest specialty retailer of golf equipment, apparel and accessories based on sales. Since our founding in 1967, we have established Golfsmith as a leading national brand in the golf retail industry. We operate as an integrated multi-channel retailer, providing our customers, who we refer to as guests, the convenience of shopping in our 52 stores across the nation, through our leading Internet site, www.golfsmith.com, and from our comprehensive catalogs. Our stores feature an activity-based shopping environment where our guests can test the performance of golf clubs in our in-store hitting areas. We offer an extensive product selection that features premier national brands as well as our proprietary products and pre-owned clubs. We also offer a number of guest services and customer care initiatives that we believe differentiate us from our competitors, including our SmartFitTM custom club-fitting program, in-store golf lessons, our club trade-in program, our 90-day playability guarantee, our 115% low-price guarantee and our proprietary credit card. Our advanced distribution and fulfillment center and management information systems support and integrate our distribution channels and provide a scalable platform to support our planned expansion.
          We began as a clubmaking company, offering custom-made clubs, clubmaking components and club repair services. In 1972, we opened our first retail store, and in 1975, we mailed our first general golf products catalog. Over the next 25 years, we continued to expand our product offerings, opened larger retail stores and expanded our direct-to-consumer business by adding to our catalog titles. In 1997, we launched our Internet site to further expand our direct-to-consumer business. In October 2002, an investment fund managed by First Atlantic Capital, Ltd. acquired us from our original founders, Carl, Barbara and Franklin Paul. Since then, we have invested in our business through capital expenditures totaling $28.1 million and acquisitions totaling $9.9 million and have undertaken a series of significant strategic and operating initiatives, including the following:

•	enhancing our guests’ in-store experience by providing an activity-based shopping environment featuring expanded hitting areas, putting greens and ball launch monitor technology;

•	determining that our stores are best suited to a 15,000 to 20,000 square foot concept, which enables us to accommodate key elements of our activity-based environment;

•	increasing our store base from 26 stores in December 2002 to 52 stores in December 2005; and

•	expanding into the tennis category through our acquisition of six Don Sherwood Golf & Tennis stores in July 2003 and the subsequent introduction of tennis equipment, apparel and accessories in the majority of our stores.
          As a result of our strategic and operating initiatives and our significant investment, in 2005 we generated revenues of $323.8 million, operating income of $14.7 million and net income of $3.0 million, and we believe that we are well-positioned to further expand our business. In 2004, we generated revenues of $296.2 million and operating income of $9.7 million, and had a net loss of $4.8 million. Our net loss in 2004 resulted primarily from lower operating income as a percentage of revenues due to increased selling, general and administrative expenses from the opening of new stores, and also from the recording of a full valuation allowance against our net deferred tax assets of $4.3 million. In 2003, we generated revenues of $257.8 million, operating income of $12.7 million and net income of $1.1 million.

Market Opportunity
          According to industry sources:

•	we estimate that the golf retail market that we target represented approximately $6 billion in sales in the United States in 2005;

•	the golf retail industry is highly fragmented relative to other retail industries, with no single golf retailer accounting for more than 6% of sales nationally in 2005; and

•	off-course specialty retailers such as us have become the most popular source for golf equipment for high-spending avid golfers who play 25 or more rounds and/or spend $1,000 or more on golf each year.
          We believe that we are well-positioned to capture additional market share in this highly fragmented industry.
Competitive Strengths
          We believe that the following competitive strengths have allowed us to establish and maintain our leadership in the golf specialty retail industry, while positioning us for future growth and expansion.
          Nationally recognized golf brand with multi-channel model. We believe our national presence and multi-channel retailing model differentiates us from other specialty golf retailers and gives us a substantial competitive advantage due to the following:

•	the widely-recognized Golfsmith brand;

•	our extensive customer database containing over 2.5 million names; and

•	a seamless shopping experience across our retail stores, Internet site and catalogs.

          Comprehensive product offering. We provide golfers and tennis players of all skill levels and ages a broad product offering across a comprehensive range of price points. We are one of the largest retailers of premier branded golf merchandise and offer top brands in tennis products. We complement the premier branded merchandise we offer with an extensive assortment of our high-quality proprietary branded golf merchandise and pre-owned clubs to appeal to more value-conscious guests.
          Differentiated in-store experience. We view our in-store interactions with our guests as opportunities to enhance their shopping experience and build long-term relationships. We offer our guests an activity-based shopping environment, featuring hitting areas, putting greens and ball launch technology. In addition, we offer customized golf-related services, such as our on-site club repair services, our SmartFitTM customized fitting program, Hot Stix® technology, which analyzes a guest’s swing and recommends the clubs and balls best suited to that individual, and in-store golf lessons through GolfTEC Learning Centers’ staff of PGA-certified teaching professionals.
          Superior customer service and innovative customer care initiatives. We are committed to providing superior customer service and establishing long-term relationships with our guests. We offer a variety of customer care initiatives to foster our guests’ loyalty and promote confidence in their purchases, including the following:

•	Our 90/90 Playability Guarantee offers guests a 90% merchandise credit for certain clubs used and returned during the first 90 days following purchase.

•	Our 115% Low Price Guarantee provides a refund of 115% of the difference in price if a guest notifies us within 30 days of purchase of a lower price offered by another authorized retailer.

•	Our Clubvantage Program offers guests the opportunity to buy a two- or three-year club maintenance program when purchasing clubs, as well as other benefits.

•	Our Golfsmith Credit Card provides our qualified guests with flexible payment options for their Golfsmith purchases.

•	Our Player Rewards Loyalty Program, which we launched in April 2006, offers our guests special benefits, coupons and discounts on select products and services.

          Flexible, established, cost-effective infrastructure. Our advanced distribution and fulfillment center and management information systems provide a scalable platform to support our planned expansion. We believe that other off-course specialty retailers would have to make a sizable investment in time and capital to replicate our infrastructure.
          Proven management team. We have a strong and deep management team that combines extensive knowledge of the golf industry with substantial store and multi-channel retailing experience. Our senior management team has an average of over 17 years of experience in the retail sector and an average tenure with us of approximately seven years.
Growth Strategy
          We intend to enhance our position as the premier golf and tennis retailer by executing the following strategies:
          Expand our store base. Between December 2002 and December 2005 we doubled our store base from 26 to 52 stores and intend to open between 10 and 12 new stores in 2006 and between 14 and 16 new stores in 2007.
          Increase store revenues and profitability. Our retail stores are an integral part of our multi-channel strategy. Our strategy to increase store revenues and profitability includes the following elements:

•	Improve store design. To increase customer traffic, we have developed a new store design that we are implementing in our new stores. We are also in the process of implementing key elements of our new store design in most of our existing stores, which we plan to complete by the end of 2007.

•	Grow proprietary brands. Our proprietary branded products generally have higher margins than our premier branded merchandise and help to drive overall margin expansion. We believe that our proprietary brands appeal to more value-conscious guests and do not compete directly with the premier branded merchandise that we offer.

•	Enhance apparel offering. We intend to continue to increase our focus on apparel, which provides attractive margins and a higher frequency of repeat purchases.

•	Target the female demographic. We have launched several initiatives to broaden our appeal to the underserved female golf enthusiast, including our “Drive” catalog and the “Drive” portion of our Internet site dedicated exclusively to women, and by broadening our women’s apparel offerings.

•	Expand the tennis category. As a result of both sports’ popularity among similar demographic groups, we believe that the tennis category provides a business opportunity that complements our golf retail business.
          Grow our direct-to-consumer channel. We believe that we are well-positioned in the golf industry to capitalize on the expected growth of Internet sales due to our best-in-class Internet site functionality, our 39-year history as a direct-to-consumer retailer and our ability to leverage inventory across our supply chain to fill orders.

Company Information
          Golfsmith International Holdings, Inc. was formed on September 4, 2002 and became the parent company of Golfsmith International, Inc. on October 15, 2002 when it acquired all of the outstanding stock of Golfsmith International, Inc. Golfsmith International Holdings, Inc. is a holding company and has no material assets other than all of the capital stock of Golfsmith International, Inc. In this prospectus, unless the context indicates otherwise, the term “Golfsmith” refers to Golfsmith International, Inc. and its subsidiaries. The term “Golfsmith Holdings” refers to Golfsmith International Holdings, Inc. and its subsidiaries. The terms “we,” “us” and “our” refer to Golfsmith prior to its acquisition by Golfsmith Holdings and to Golfsmith Holdings after giving effect to the acquisition of Golfsmith.
          Our principal executive office is located at 11000 N. IH-35, Austin, Texas 78753-3195, and our telephone number is (512) 837-8810. Our Internet site address is www.golfsmith.com. The information on, or accessible through, our Internet site is not part of this prospectus.

          The names “Golfsmith,” “‘ASI,” ‘Black Cat,” “Crystal Cat,” “GearForGolf,” “GiftsForGolf,” “Killer Bee,” “Lynx,” “Parallax,” “Predator,” “Snake Eyes,” “Tigress” and “Zevo,” and our logo are trademarks, service marks or trade names owned by us. All trademarks, trade names or service marks appearing in this prospectus are owned by their respective holders.

The Offering

Common stock offered by us	shares.

Common stock to be outstanding after this offering	shares.

Use of proceeds	We estimate that the net proceeds from the offering will be $ million, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds, together with borrowings on our new senior secured credit facility, as follows:

• to retire $93.75 million aggregate principal amount at maturity of our 8.375% senior secured notes due 2009, which had an accreted value of $82.9 million as of February 28, 2006;

• to repay indebtedness outstanding under our existing senior secured credit facility, which had an aggregate principal amount of $5.8 million as of February 28, 2006;

• to pay a one-time $3.0 million fee to terminate our management consulting agreement with First Atlantic Capital, Ltd. upon completion of this offering. This agreement currently obligates us to pay approximately $600,000 per year, plus expenses, to First Atlantic Capital, Ltd. until 2012; and

• for general corporate purposes.

Proposed Nasdaq National Market symbol	“GOLF”
          The number of shares of common stock to be outstanding after this offering is based on 21,594,597 shares outstanding as of February 28, 2006 and excludes 2,850,000 shares reserved for issuance under our 2002 Incentive Stock Plan, of which options to purchase 1,995,223 shares at a weighted average exercise price of $3.24 per share had been granted and were outstanding as of February 28, 2006.
          Unless otherwise indicated, all information in this prospectus:

•	assumes an initial public offering price of $ per share of common stock, the midpoint of the range of the estimated initial public offering price set forth on the cover of this prospectus;

•	assumes that the underwriters do not exercise their option to purchase shares from us to cover overallotments;

•	gives effect to the issuance of shares of common stock to certain members of our management upon the conversion of a corresponding number of outstanding equity units; and

•	reflects a 1-to-100 stock split of our common stock that was effected in 2002 and gives effect to a -for- stock split to be effected immediately prior to the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
          You should read the following summary consolidated financial and other data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The summary consolidated financial data as of and for fiscal years ended January 3, 2004, January 1, 2005 and December 31, 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our fiscal year ends on the Saturday closest to December 31 of such year. All fiscal years presented include 52 weeks of operations, except 2003, which includes 53 weeks, where week 53 occurred in the fourth quarter of fiscal 2003.
          The as adjusted consolidated balance sheet data as of December 31, 2005 gives effect to (i) this offering and our receipt of estimated net proceeds of approximately $           million, after deducting the underwriting discount and estimated offering expenses payable by us and assuming an initial public offering price of $          per share of common stock, the midpoint of the range of the estimated initial public offering price set forth on the cover of this prospectus, and (ii) the application of such net proceeds, together with borrowings under our new senior credit facility, as described under “Use of Proceeds.”

	Fiscal Year Ended

	January 3, 2004	January 1, 2005	December 31, 2005

	(dollars in thousands, except share and
	per share data)
Statement of Operations Data:
Net revenues	$257,745	$296,202	$323,794
Cost of products sold	171,083	195,014	208,044

Gross profit	86,662	101,188	115,750
Selling, general and administrative	73,400	90,763	99,310
Store pre-opening/closing expenses	600	743	1,765

Total operating expenses	74,000	91,506	101,075

Operating income	12,662	9,682	14,675
Interest expense	(11,157)	(11,241)	(11,744)
Interest income	40	64	73
Other income, net	164	1,162	354

Income (loss) from operations before income taxes	1,709	(333)	3,358
Income tax benefit (expense)	(645)	(4,423)	(400)

Net income (loss)	$1,064	$(4,756)	$2,958

Basic income (loss) per share of common stock	$0.05	$(0.21)	$0.13

Weighted average number of shares outstanding used in basic income (loss) per share calculation	21,523,956	22,350,532	22,350,532
Diluted income (loss) per share of common stock	$0.05	$(0.21)	$0.13
Weighted average number of shares outstanding used in diluted income (loss) per share calculation	21,523,956	22,350,532	22,668,785

Other Financial Data:
Gross profit as a percentage of sales	33.6%	34.2%	35.7%

	Fiscal Year Ended

	January 3, 2004	January 1, 2005	December 31, 2005

Store Data (not in thousands):
Comparable store sales increase(1)	7.4%	0.7%	2.5%
Number of stores at period end	38	46	52
Gross square feet at period end	759,981	849,677	905,827
Net sales per selling square foot for stores open at beginning and end of period(2)	$302	$333	$353

	December 31, 2005

	Actual	As Adjusted

	(in thousands)
		(unaudited)
Balance Sheet Data:
Inventories	$71,472	$
Working capital(3)	22,800
Cash and cash equivalents	4,207
Total assets	204,836
Long-term debt	82,450
Total stockholders’ equity	57,127

(1)	We consider sales by a new store to be comparable commencing in the fourteenth month after the store was opened or acquired. We consider sales by a relocated store to be comparable if the relocated store is expected to serve a comparable customer base and there is not more than a 30-day period during which neither the original store nor the relocated store is closed for business. We consider sales by stores with modified layouts to be comparable. We consider sales by stores that are closed to be comparable in the period leading up to closure if they met the qualifications of a comparable store and do not meet the qualifications to be classified as discontinued operations under Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment of Long-Lived Assets. Comparable store results for a 53-week fiscal year are presented on a 52/52 week basis by omitting the last week of the 53-week period.

(2)	Calculated using net sales of all stores open at both the beginning and the end of the period and the selling square footage for such stores. Selling square feet includes all retail space including but not limited to hitting areas, putting greens and check-out areas. It does not include back-room and receiving space, management offices, employee breakrooms, restrooms, vacant space or area occupied by GolfTEC Learning Centers.

(3)	Defined as total current assets minus total current liabilities.

RISK FACTORS
          Investing in our common stock involves a high degree of risk. You should consider carefully the following risks, together with the financial and other information contained in this prospectus before deciding whether to invest in our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In that event, the trading price of our shares of common stock would likely decline and you might lose all or part of your investment.
Risks Relating to Our Business

A reduction in the number of rounds of golf played and the popularity of golf may adversely affect our sales.
          We generate substantially all of our net revenues from the sale of golf equipment, apparel and accessories. The demand for golf products is directly related to the popularity of golf, the number of golf participants and the number of rounds of golf being played by these participants. According to the National Golf Foundation, the number of rounds played annually in the United States declined from 518.4 million in 2000 to 499.6 million in 2005. This decline is attributable to a number of factors, including the state of the nation’s economy. If golf participation and the number of rounds of golf played decreases, sales of our products may be adversely affected. We cannot assure you that the overall dollar volume of the market for golf-related products will grow, or that it will not decline, in the future.
          The demand for golf products is also directly related to the popularity of magazines, cable channels and other media dedicated to golf, television coverage of golf tournaments and attendance at golf events. We depend on the exposure of the products we sell, especially the premier branded golf merchandise, through advertising and the media or at golf tournaments and events. Any significant reduction in television coverage of, or attendance at, golf tournaments and events or any significant reduction in the popularity of golf magazines or golf channels, may reduce the visibility of the brands that we sell and could adversely affect our sales.

A reduction in discretionary consumer spending could reduce our sales of golf products.
          Golf products are recreational in nature and are therefore discretionary purchases for consumers. Consumers are generally more willing to make discretionary golf product purchases during favorable economic conditions. Discretionary spending is affected by many factors, including general business conditions, interest rates, the availability of consumer credit, taxation and consumer confidence in future economic conditions. Purchases of our products could decline during periods when disposable income is lower, or during periods of actual or perceived unfavorable economic conditions. Any significant decline in general economic conditions or uncertainties regarding future economic prospects that adversely affect discretionary consumer spending, whether in the United States generally or in a particular geographic area in which our stores are located, could lead to reduced sales of our products.

Our sales and profits may be adversely affected if we or our suppliers fail to develop and introduce new and innovative products that appeal to our customers.
          Our future success depends, in part, upon our and our suppliers’ continued ability to develop and introduce new and innovative products. This is particularly true with respect to golf clubs, which accounted for approximately 45% of our net sales in fiscal 2005. We believe our guests’ desire to test the performance of the latest golf equipment drives traffic into our stores and increases sales. This is particularly true when significant technological advancements in golf clubs and other equipment occur, although such advances generally only occur every few years. Furthermore, the success of new products depends not only upon their performance, but also upon the subjective preferences of golfers, including how a club looks, sounds and feels, and the level of popularity that a golf club enjoys among professional and recreational golfers. Our success depends, in large part, on our and our suppliers’ ability to identify and anticipate the changing preferences of our customers and our ability to stock our stores with a wide selection of quality merchandise that appeals to customer preferences. If we or our suppliers fail to successfully develop and introduce on a timely basis new and innovative products that appeal to our customers, our revenues and profitability may suffer.
          On the other hand, if our suppliers introduce new golf clubs too rapidly, it could result in closeouts of existing inventories. Closeouts can result in reduced margins on the sale of older products, as well as reduced sales of new products given the availability of older products at lower prices. These reduced margins and sales may adversely affect our results of operations.

Competition from new and existing competitors could have an adverse effect on our sales and profitability.
          Our principal competitors are currently other off-course specialty retailers, franchise and independent golf retailers, on-course pro shops, conventional sporting goods retailers, mass merchants and warehouse clubs, and online retailers of golf equipment. These businesses compete with us in one or more product categories. In addition, traditional sports retailers and specialty golf retailers are expanding more aggressively in marketing and supplying brand-name golf equipment, thereby competing directly with us for products, customers and locations. Some of these potential competitors have greater financial or marketing resources than we do and may be able to devote greater resources to sourcing, promoting and selling their products. We may also face increased competition due to the entry of new competitors, including current suppliers that decide to sell their products directly. As a result of this competition, we may experience lower sales or greater operating costs, such as marketing costs, which would have an adverse effect on our margins and our results of operations in general.

Our growth will be adversely affected if we are unable to open new stores and operate them profitably.
          Our growth strategy involves opening additional stores in new and existing markets. We are in the early stages of our store expansion. At the end of 2005, we had 52 stores, more than half of which we opened or acquired during the last three years. We plan to open between 10 and 12 new stores in 2006 and between 14 and 16 new stores in 2007. In addition to capital requirements, our ability to open new stores on a timely and profitable basis is subject to various contingencies, including but not limited to, our ability to successfully:

•	identify suitable store locations that meet our target demographics;

•	negotiate and enter into long-term leases upon acceptable terms;

•	build-out or refurbish sites on a timely and cost-effective basis;

•	hire, train and retain skilled managers and personnel; and

•	integrate new stores into existing operations.
          After identifying a new store site, we typically try to negotiate a long-term lease, generally between 10 and 20 years. Long-term leases typically result in long-term financial obligations that we are obligated to pay regardless of whether the store generates sufficient traffic and sales. There can be no assurance that new stores will generate sales levels necessary to achieve store-level profitability or profitability comparable to that of existing stores. New stores may also have lower sales volumes or profits compared to previously opened stores or they may have losses. In the past, we have experienced delays and cost-overruns in obtaining proper permitting, building and refurbishing stores. We cannot assure you that we will not experience these problems again in the future.
          Furthermore, our expansion into new and existing markets may present competitive, distribution, and merchandising challenges that differ from our current challenges, including competition among our stores clustered in a single market, diminished novelty of our activity-based store design and concept, added strain on our distribution and fulfillment center and management information systems, and diversion of management attention from existing operations.

          We cannot assure you that we will be successful in meeting the challenges described above or that any of our new stores will be a profitable deployment of our capital resources. If we fail to open additional stores successfully or if any of our new stores are not profitable, we may not be able to grow our revenues and our results of operations and financial position may be adversely affected.

If our key suppliers limit the amount or variety of products they sell to us or if they fail to deliver products to us in a timely manner and upon customary pricing terms, our sales and profitability could be adversely affected.
          We rely on a limited number of suppliers for a significant portion of our product sales. During fiscal 2004 and 2005, three of our suppliers each accounted for approximately 10% of our purchases. We depend on access to the latest golf equipment, apparel and accessories from the premier national brands in order to drive traffic into our stores and through our direct-to-consumer channel. We do not have any long-term supply contracts with our suppliers providing for continued supply, pricing, allowances or other terms. In addition, certain of our vendors have established minimum advertised pricing requirements, which, if violated, could result in our inability to obtain certain products. If our suppliers refuse to distribute their products to us, limit the amount or variety of products they make available to us, or fail to deliver such products on a timely basis and upon customary pricing terms, our sales and profitability could be adversely affected.
          In addition, some of our proprietary products require specially developed manufacturing molds, techniques or processes which make it difficult to identify and utilize alternative suppliers quickly. Any significant production delay or the inability of our current suppliers to deliver products on a timely basis, including clubheads and shafts in sufficient quantities, or the transition to alternate suppliers, could have a material adverse effect on our results of operations.

Our sales could decline if we are unable to process increased traffic or prevent security breaches on our Internet site and our network infrastructure.
          A key element of our strategy is to generate high-volume traffic on, and increase sales through, our Internet site. Accordingly, the satisfactory performance, reliability and availability of our Internet site, transaction processing systems and network infrastructure are critical to our reputation and our ability to attract and retain guests. Our Internet revenues will depend on the number of visitors who shop on our Internet site and the volume of orders we can fill on a timely basis. Problems with our Internet site or order fulfillment performance would reduce the volume of goods sold and could damage our reputation. We may experience system interruptions from time to time. If there is a substantial increase in the volume of traffic on our Internet site or the number of orders placed by customers, we may be required to expand and further upgrade our technology, transaction processing systems and network infrastructure. We cannot assure you that we will be able to accurately project the rate or timing of increases, if any, in the use of our Internet site, or that we will be able to successfully and seamlessly expand and upgrade our systems and infrastructure to accommodate such increases on a timely and cost-effective basis.
          The success of our Internet site depends on the secure transmission of confidential information over network and the Internet and on the secure storage of data. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission and storage of confidential information, such as customer credit card information. In addition, we maintain an extensive confidential database of customer profiles and transaction information. We cannot assure you that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the security we use to protect customer transaction and personal data contained in our customer database. In addition, other companies in the retail sector have from time to time experienced breaches as a result of actions by their employees. If any compromise of our security were to occur, it could have a material adverse effect on our reputation, business, operating results and financial condition, and could result in a loss of customers. A party who is able to circumvent our security measures could damage our reputation, cause interruptions in our operations and/or misappropriate proprietary information which, in turn, could cause us to incur liability for any resulting losses. We may be required to expend significant capital and other resources to protect against security breaches or to alleviate problems caused by breaches.

Our ability to expand our business will be adversely affected if adequate capital is not available.
          Our ability to open new stores depends on the availability of adequate capital, which in turn depends in large part on our cash flow from operations and the availability of equity and debt financing. We currently anticipate spending approximately $1.8 million to open each additional store, which includes pre-opening expenses, capital expenditures and inventory costs. We cannot assure you that our cash flow from operations will be sufficient or that we will be able to obtain equity or debt financing on acceptable terms or at all to implement our growth strategy. The new senior secured credit facility that we plan to enter into upon the closing of this offering may contain provisions which restrict our ability to incur additional indebtedness, make capital expenditures, or make substantial asset sales which might otherwise be used to finance our expansion. Our obligations under the new senior secured facility may be secured by substantially all of our assets, which may further limit our access to capital or lending sources. As a result, we cannot assure you that adequate capital will be available to finance our current expansion plans.

We lease almost all of our store locations. If we are unable to maintain those leases or locate alternative sites for our stores on terms that are acceptable us, our net revenues and profitability could be adversely affected.
          We lease 51 of our 52 current stores. In fiscal 2005, we closed two stores when the leases for those locations expired. In both instances, we opened a new store in similar locations during fiscal 2005. We cannot assure you that we will be able to maintain our existing store locations as leases expire, extend the leases or be able to locate alternative sites on favorable terms. If we cannot maintain our existing store locations, extend the leases or locate alternative sites on favorable or acceptable terms, our net revenues and profitability could be adversely affected.

Our operating results could be adversely affected if we are unable to accurately predict and respond to seasonal fluctuations in our business.
          Our business is seasonal. The golf season and the number of rounds played in the markets we serve fluctuate based on a number of factors, including the weather. Accordingly, our sales leading up to and during the warm weather golf season, as well as the Christmas holiday gift-giving season, have historically contributed to a higher percentage of our annual net revenues and annual net operating income than other periods in our fiscal year. During fiscal 2005, the fiscal months of March through September and December, which together comprise 36 weeks of our 52-week fiscal year, contributed over three-quarters of our annual net revenues and substantially all of our annual operating income. We make decisions regarding merchandise well in advance of the season in which it will be sold. We incur significant additional expenses leading up to and during these periods in anticipation of higher sales, including acquiring additional inventory, preparing and mailing our catalogs, advertising, creating in-store promotions and hiring additional employees. In the event of unseasonable weather during the peak season in certain markets, our sales may be lower and we may not be able to adjust our inventory or expenses in a timely fashion. This seasonality may result in volatility or have an adverse effect on our results of operations and the market price of our common stock.

Many of our stores are clustered in particular metropolitan areas, and an economic downturn or other adverse events in these areas may significantly reduce the sales for stores located in such areas, which would adversely affect our operating results.
          A significant portion of our stores are clustered in certain geographic areas, including seven in each of the Tri-State (New York, New Jersey and Connecticut) and the San Francisco Bay area, six in Los Angeles, four in each of Chicago and Dallas, and three in each of Atlanta, Denver, Detroit, Houston and Phoenix. If any of these areas were to experience a downturn in economic conditions, natural disasters such as hurricanes, floods or earthquakes, terrorist attacks, or other negative events, the stores in these areas may be adversely affected, which would adversely affect our operating results.

Our comparable store sales may fluctuate, which could negatively impact our future operating performance.
          Our comparable store sales are affected by a variety of factors, including, among others:

•	customer demand in different geographic regions;

•	unseasonable weather during certain periods for certain geographic regions;

•	changes in our product mix;

•	our decision to relocate or refurbish certain stores;

•	the launch of promotional events;

•	the opening of new stores by us and our competitors in our existing markets; and

•	changes in economic conditions in the areas in which our stores are located.

          Our comparable store sales have fluctuated significantly in the past and such fluctuation may continue in the future. The change in comparable store sales compared to the prior fiscal year was 7.4% in 2003, 0.7% in 2004 and 2.5% in 2005. We believe that the introduction of our 90/90 Playability Guarantee in the second quarter of 2003 may have positively impacted our comparable store sales for the subsequent four quarters and created challenging comparisons for the following four quarters. We have also experienced decreases in comparable store sales during certain quarterly periods during the last two fiscal years and we cannot assure you that our comparable store sales will not decrease again in the future. Comparable store sales is an important measure to research analysts that may cover our company. Any reduction in or failure to increase our comparable store sales or to meet analysts’ expectations could negatively impact the trading price of our common stock.

If we fail to accurately target the appropriate segment of the consumer catalog market or if we fail to achieve adequate response rates to our catalogs, our sales and profitability may be adversely affected.
          Our results of operations depend in part on the success of our direct-to-consumer channel, which consists of our Internet site and multiple catalogs. Within our direct-to-consumer distribution channel, we believe that the success of our catalog operations also contributes to the success of our Internet site, because many of our customers who receive catalogs choose to purchase products through our Internet site. We believe that the success of our catalogs depend on our ability to:

•	achieve adequate response rates to our mailings;

•	offer an attractive merchandise mix;

•	cost-effectively add new customers;

•	cost-effectively design and produce appealing catalogs; and

•	timely deliver products ordered through our catalogs to our guests.
          We have historically experienced fluctuations in the response rates to our catalog mailings. If we fail to achieve adequate response rates, we could experience lower sales, significant markdowns or write-offs of inventory and lower margins, which could materially and adversely affect our results of operations.

If we lose the services of our Chief Executive Officer, we may not be able to manage our operations and implement our growth strategy effectively.
          We depend on the continued service of James D. Thompson, our President and Chief Executive Officer, who possesses significant expertise and knowledge of our business and industry. Currently, we do not maintain key person insurance for any of our officers or managers. We have entered into an employment agreement with Mr. Thompson that expires, subject to automatic one-year extensions, in October 2006. Any loss or interruption of the services of Mr. Thompson could significantly reduce our ability to effectively manage our operations and implement our growth strategy, and we cannot assure you that we would be able to find an appropriate replacement should the need arise.

Our profitability would be adversely affected if the operations of our Austin, Texas call center or distribution and fulfillment center were interrupted or shut down.
          We operate a centralized call center and distribution and fulfillment center in Austin, Texas. We handle almost all of our Internet site and catalog orders through our Austin facility. We also receive and ship a significant portion of our retail stores’ inventory through our Austin facility. Any natural disaster or other serious disruption to this facility would substantially disrupt our operations and could damage all or a portion of our inventory at this facility, impairing our ability to adequately stock our stores and fulfill guest orders. In addition, we could incur significantly higher costs and longer lead times associated with fulfilling our direct-to-consumer orders and distributing our products to our stores during the time it takes for us to reopen or replace our Austin facility. As a result, a disruption at our Austin facility would adversely affect our profitability.

A disruption in the service or a significant increase in the cost of our primary delivery service for our direct-to-consumer operations would have a material adverse effect on our business.
          We use United Parcel Service, or UPS, for substantially all of our ground shipments of products sold through our Internet site and catalogs to our guests in the United States. Any significant disruption to UPS’s services would impede our ability to deliver our products through our direct-to-consumer channel, which could cause us to lose sales or guests. In addition, if UPS were to significantly increase its shipping charges, we may not be able to pass these additional shipping costs on to our guests and still maintain the same level of direct-to-consumer sales. In the event of disruption to UPS’s services or a significant increase in its shipping charges, we may not be able to engage alternative carriers to deliver our products in a timely manner on favorable terms, which could have a material adverse effect on our business.

An increase in the costs of mailing, paper, and printing our catalogs would adversely affect our profitability.
          Unlike many of our competitors, we generate a significant percentage of our revenues through our direct-to-consumer channel, including catalog orders. Postal rate increases and paper and printing costs affect the cost of our catalog mailings. We rely on discounts from the basic postal rate structure, such as discounts for bulk mailings and sorting by zip code and carrier routes for our catalogs. We are not a party to any long-term contracts for the supply of paper. Our cost of paper has fluctuated significantly during the past three fiscal years, and our future paper costs are subject to supply and demand forces external to our business. A material increase in postal rates or printing or paper costs for our catalogs could materially decrease our profitability.

If we are unable to enforce our intellectual property rights our net revenues and profits may decline.
          Our success and ability to compete are dependent, in part, on sales of our proprietary branded merchandise. We currently hold a substantial number of registrations for trademarks and service marks to protect our own proprietary brands. We also rely to a lesser extent on trade secret, patent and copyright protection, employee confidentiality agreements and license agreements to protect our intellectual property rights. We believe that the exclusive right to use trademarks and service marks has helped establish our market share. If we are unable to continue to protect the trademarks and service marks for our proprietary brands, if such marks become generic or if third parties adopt marks similar to our marks, our ability to differentiate our products and services may be diminished. In the event that our trademarks or service marks are successfully challenged by third parties, we could lose brand recognition and be forced to devote additional resources to advertising and marketing new brands for our products.
          From time to time, we may be compelled to protect our intellectual property, which may involve litigation. Such litigation may be time-consuming, expensive and distract our management from running the day-to-day operations of our business, and could result in the impairment or loss of the involved intellectual property. There is no guarantee that the steps we take to protect our intellectual property, including litigation when necessary, will be successful. The loss or reduction of any of our significant intellectual property rights could diminish our ability to distinguish our products from competitors’

products and retain our market share for our proprietary products. Our proprietary products sold under our proprietary brands generate higher margins than products sold under third party manufacturer brands. If we are unable to effectively protect our proprietary intellectual property rights and fewer of our sales come from our proprietary products, our net revenues and profits may decline.

We may become subject to intellectual property suits that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling our products.
          Third parties may from time to time assert claims against us alleging infringement, misappropriation or other violations of patent, trademark or other proprietary rights, whether or not such claims have merit. Such claims can be time consuming and expensive to defend and may divert the attention of our management and key personnel from our business operations. Claims for alleged infringement and any resulting lawsuit, if successful, could subject us to significant liability for damages, increase the costs of selling some of our products and damage our reputation. Any potential intellectual property litigation could also force us to stop selling certain products, obtain a license from the owner to use the relevant intellectual property, which license may not be available on reasonable terms, if at all, or redesign our products to avoid using the relevant intellectual property.

We may be subject to product warranty claims or product recalls which could harm our business, results of operations, and reputation.
          We may be subject to risks associated with our proprietary branded products, including product liability. Our existing or future proprietary products may contain design or materials defects, which could subject us to product liability claims and product recalls. Although we maintain limited product liability insurance, if any successful product liability claim or product recall is not covered by or exceeds our insurance coverage, our business, results of operations and financial condition would be harmed. In addition, product recalls could adversely affect our reputation in the marketplace. In May 2002, we learned that some of our proprietary products sold in the prior two years were not manufactured in accordance with their design specifications. Upon discovery of this discrepancy, we offered our customers refunds, replacements or gift certificates. As a result, in fiscal 2002 we recognized $300,000 in product return and replacement expenses. We cannot assure you that problems like this will not happen again in the future, or if they do, that they will not have a material adverse effect on our business and results of operations. In addition, it is possible that we could face similar risks with respect to the premier branded products we sell.

Disruption of operations of ports through which our products are imported from Asia could have a material adverse effect on our results of operations.
          We import substantially all of our proprietary products from Asia under short-term purchase orders, and a significant amount of the premier branded products we sell is also manufactured in Asia. If a disruption occurs in the operations of ports through which our products are imported, we and our vendors may have to ship some or all of our products from Asia by air freight. Shipping by air is significantly more expensive than shipping by boat, and if we cannot pass these increased shipping costs on to our guests, our profitability will be reduced. A disruption at ports through which our products are imported would have a material adverse effect on our results of operations.

We may pursue strategic acquisitions, which could have an adverse impact on our business.
          Although we currently do not have any agreement or understanding to make any acquisitions, from time to time, we may grow our business by acquiring complementary businesses, products or technologies. In May 2003, we acquired the assets and technology of Zevo Golf Co., Inc., and in July 2003 we acquired six Don Sherwood Golf & Tennis stores. Other acquisitions that we may make in the future entail a number of risks that could materially and adversely affect our business and operating results. Negotiating potential acquisitions or integrating newly acquired businesses, products or technologies into our business could divert our management’s attention from other business concerns and could be expensive and time consuming. Acquisitions could expose our business to unforeseen liabilities or risks associated with entering new markets or businesses. In addition, we might lose key employees while integrating new organizations. Consequently, we might not be successful in integrating any acquired businesses, products or technologies, and might not achieve anticipated sales and cost benefits. In addition, future acquisitions could result in customer dissatisfaction, performance problems with an acquired company, or issuances of equity securities that cause dilution to our existing stockholders. Furthermore, we may incur contingent liabilities or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, any of which could harm our financial condition.
Risks Related to this Offering

Atlantic Equity Partners III, L.P. will have significant influence over us, including the ability to designate a majority of our board of directors, and its interests may conflict with the interests of our other stockholders.
          Upon completion of this offering, the largest beneficial owner of our shares, Atlantic Equity Partners III, L.P. (“Atlantic Equity Partners”), an investment fund managed by First Atlantic Capital, Ltd. (“First Atlantic Capital”), will beneficially own        % of our outstanding common stock, or        % assuming exercise of the overallotment option granted to the underwriters. As a result, Atlantic Equity Partners, and indirectly First Atlantic Capital, will have the ability to control or have significant influence over substantially all matters submitted to our stockholders for approval, including:

•	the composition of our board of directors, which has the authority to direct our business and appoint and remove our officers;

•	approving or rejecting a merger, consolidation or other business combination; and

•	amending our certificate of incorporation which governs the rights attached to our shares of common stock.
          In addition, prior to this offering, we and Atlantic Equity Partners will enter into a management rights agreement. Pursuant to this agreement, so long as Atlantic Equity Partners continues to hold a majority of our outstanding common stock, it will be entitled to nominate a majority of our board of directors and will have the ability to effectively control the vote in any election of directors. Following a reduction of the equity owned by Atlantic Equity Partners to below 50% of our outstanding equity, it will retain the right to cause the board of directors to nominate a specified number of designees for the board of directors, and continue to be able to significantly influence or effectively control our decisions. See “Certain Relationships and Related Party Transactions — Management Rights Agreement.”
          This concentration of ownership of shares of our common stock could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of shares of our common stock that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our common stock. This concentration of ownership may also adversely affect our stock price.

Following this offering, we may be a “controlled company” within the meaning of the Nasdaq corporate governance rules. If we are, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements, and, as a result, our stockholders may not have the same degree of protection as that afforded to stockholders of companies that are subject to all of Nasdaq’s corporate governance requirements.
          Depending on the actual number of shares of common stock sold in this offering, including whether the underwriters exercise their overallotment option, we may be a “controlled company” within the meaning of the Nasdaq corporate governance rules as a result of the ownership position of Atlantic Equity Partners. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. Such a company may elect not to comply with certain Nasdaq corporate governance rules, including the requirements that: (1) a majority of our board of directors consists of independent directors, and (2) we establish a nominating committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purpose and responsibilities of the compensation committee. If we are a controlled company following this offering, we intend to rely on this exemption. As a result, we would not intend to make a determination regarding the independence of our board members, and our board of directors may not consist of a majority of independent directors. In addition, while we will establish a compensation and nominating committee, this committee may not be composed entirely of independent directors. Accordingly, if we are a controlled company, our stockholders may not have the same degree of protection as that afforded to stockholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

Our directors and executive officers who have relationships with First Atlantic Capital may have conflicts of interest with respect to matters involving our company.
          Following this offering,        of our directors will be affiliated with First Atlantic Capital, which manages Atlantic Equity Partners. These persons will have fiduciary duties to both us and First Atlantic Capital. As a result, they may have real or apparent conflicts of interest on matters affecting both us and First Atlantic Capital, which in some circumstances may have interests adverse to ours. In addition, as a result of Atlantic Equity Partner’s ownership interest, conflicts of interest could arise with respect to transactions involving business dealings between us and Atlantic Equity Partners or First Atlantic Capital including, but not limited to, potential acquisitions of businesses or properties, the issuance of additional securities, the payment of dividends by us and other matters.

There has been no prior public market for our common stock and the trading price of our common stock may be adversely affected if an active trading market in our common stock does not develop.
          Prior to this offering, our common stock has not been publicly traded. We cannot predict the extent to which investor interest will lead to the development of an active trading market in shares of our common stock or whether such a market will be sustained. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market.

Our stock price may be volatile after this offering.
          The trading price of our common stock could be subject to wide fluctuations, substantially due to many factors, including:

•	announcements or introductions of technological innovations or new products, or product enhancements or pricing policies by us or our competitors;

•	disputes or other developments with respect to our or our competitors’ intellectual property rights;

•	announcements of strategic partnerships, joint ventures or other agreements by us or our competitors;

•	recruitment or departure of key personnel;

•	future sales of some or all of the shares of our common stock held by Atlantic Equity Partners;

•	our sale of common stock or other securities in the future;

•	changes in the estimation of the future size and growth of our markets; and

•	competition, market conditions in our industry and the economy as a whole.
          Share price fluctuations may be exaggerated if the trading volume of our common stock is too low. If our future operating results are below the expectations of investors or the market in general, the price of our common stock would likely decline.

Future sales of our common stock could cause the market price of our common stock to drop significantly, even if our business is profitable.
          After this offering, we will have                      shares of common stock outstanding. This includes the                      shares of common stock we are selling in this offering, which may be resold in the public market immediately after this offering. We expect that the remaining                      shares of common stock, representing                     % of our total outstanding shares of common stock following this offering, will become available for resale in the public market as shown in the chart below. Our stockholders, and our directors and officers, have signed lock-up agreements for a period of 180 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. The underwriters may, in their sole discretion and without notice, release all or any portion of the common stock subject to lock-up agreements. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities.

Number of Shares	Date of Availability for Resale into the Public Market

million	Upon the effectiveness of this prospectus

Approximately million	180 days after the date of this prospectus, of which approximately million are subject to volume limitations under Rule 144

Approximately million	More than 180 days after the date of this prospectus

The anti-takeover provisions in our charter documents and under Delaware law could discourage or prevent others from acquiring our company, and, therefore, our shareholders may lose the opportunity to sell their shares at a favorable price.
          Upon the closing of this offering, our certificate of incorporation and amended and restated bylaws will contain provisions which could make it harder for a third party to acquire us without the consent of our board of directors. For example, if a potential acquiror were to make a hostile bid for us, the acquiror would not be able to call a special meeting of stockholders to remove our board of directors unless it held at least 25% in voting power of all the outstanding shares entitled to vote at that meeting. In addition, if Atlantic Equity Partners owns 45% or less of our common stock, our stockholders will not be permitted to take action by written consent without a meeting. Modifications of certain provisions of our certificate of incorporation would require the consent of 75% of the total voting power of all outstanding shares of stock. The acquiror would also be required to provide advance notice of its proposal to remove directors at an annual meeting. In addition, our board of directors will be authorized to issue preferred stock in series, with the terms of each series to be fixed by the board of directors.
          Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the offer may be considered beneficial by some stockholders.
          Our board of directors could choose not to negotiate with an acquiror that it did not feel was in our strategic interest. If the acquiror were discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by the anti-takeover measures, you could lose the opportunity to sell your shares at a favorable price.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

•	the timing, amount and composition of future capital expenditures;

•	the timing and number of new store openings and our expectations as to the costs associated with new store openings;

•	the timing and completion of the remodeling of our existing stores;

•	our plans to grow particular areas of our business, including sales of our proprietary branded products, our apparel and tennis products; and

•	our plans to launch new customer care initiatives, including our guest loyalty program.
          These statements may be found in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in this prospectus generally, including the sections of this prospectus entitled “Business — Overview” and “Business — Industry,” which contain information obtained from independent industry sources. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this prospectus.
          In addition, statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.
          The forward looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

USE OF PROCEEDS
          Assuming an initial public offering price of $          per share, the midpoint of the estimated initial public offering price range, we estimate that we will receive net proceeds from this offering of $          , after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters exercise their overallotment option in full, we estimate that we will receive additional net proceeds of $          .
          We intend to use the net proceeds, together with borrowings under our new senior secured credit facility:

•	to retire $93.75 million aggregate principal amount at maturity of our 8.375% senior secured notes due 2009 issued on October 15, 2002, which had an accreted value of $83.2 million as of April 1, 2006;

•	to repay indebtedness outstanding under our existing senior secured credit facility, which had an aggregate principal amount of $5.5 million as of April 1, 2006;

•	to pay a one-time $3.0 million fee to terminate our management consulting agreement with First Atlantic Capital, Ltd. upon completion of this offering. This agreement currently obligates us to pay approximately $600,000 per year, plus expenses, to First Atlantic Capital, Ltd. until 2012; and

•	for general corporate purposes.
          The actual amount we use to retire the notes and repay indebtedness outstanding under our senior secured credit facility may increase to the extent the accreted value or outstanding indebtedness on the date of retirement or repayment exceeds such amounts as of February 28, 2006.
          Interest on outstanding borrowings under our senior secured credit facility is payable, at our option, at either an index rate or a LIBOR rate. Index rate loans bear interest at a floating rate equal to the higher of (i) the base rate on corporate loans quoted by The Wall Street Journal or (ii) the federal funds rate plus 50 basis points per annum, in either case plus 1.00%. LIBOR rate loans bear interest at a rate based on LIBOR plus 2.50%. We have the option to choose 1-, 2-, 3- or 6-month LIBOR periods for borrowings bearing interest at the LIBOR rate. In addition, the senior secured credit facility requires us to pay a monthly fee of 2.50% per annum of the amount available under outstanding letters of credit. We are also required to pay a monthly commitment fee equal to 0.5% per annum of the undrawn availability, as calculated under the agreement. Amounts currently outstanding under the senior secured credit facility are due and payable in April 2007 and bear interest at a rate of 8.5%.
          The 8.375% senior secured notes have a final maturity date of October 15, 2009, although we are required by the indenture governing the notes to make the principal payments on the notes of $18.75 million in 2007 and $9.375 million in 2008.
          As described above, we will use the net proceeds from this offering to repay all of our outstanding indebtedness, which will eliminate the interest expense related to such indebtedness going forward. Interest expense was $11.2 million for fiscal year 2003, $11.2 million for fiscal year 2004 and $11.8 million for fiscal year 2005. We estimate that we will record a $12.0 million loss related to the extinguishment of this long-term debt. Additionally, we expect to enter into a new senior secured credit facility upon the closing of this offering, under which borrowings are expected to fluctuate based upon our working capital needs with the resulting interest expense reflected in our consolidated financial statements.

DIVIDEND POLICY
          Since our acquisition in October 2002, no dividends have been declared or paid on our shares of common stock and we do not anticipate paying any cash dividends on shares of our common stock in the future. We currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our earnings, capital requirements, results of operations, financial condition, financing arrangements, future prospects and other factors our board of directors may deem relevant. We expect that the terms of our new senior secured credit facility will include provisions that restrict the payment of cash dividends on our common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for additional information regarding our debt.

CAPITALIZATION
          The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the issuance of shares of common stock to certain members of our management upon the conversion of a corresponding number of outstanding equity units;

•	an amendment to our certificate of incorporation to authorize the issuance of up to shares of common stock and shares of preferred stock; and

•	the issuance and sale of shares of common stock in this offering, our receipt of estimated net proceeds of approximately $ million, after deducting the underwriting discount and estimated offering expenses payable by us and assuming an initial public offering price of $ per share of common stock, the midpoint of the range of the estimated initial public offering price set forth on the cover of this prospectus, and the application of such net proceeds, together with borrowings under our new senior secured credit facility, as described under “Use of Proceeds.”
          You should read the following table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	December 31, 2005

	Actual	Pro Forma

		(unaudited)
	(in thousands)
Cash and cash equivalents	$4,207	$

Existing senior secured credit facility	$—		$—
New senior secured credit facility	$—	$
8.735% senior secured notes	$82,450		$—

Total indebtedness	$82,450	$

Stockholders’ equity:
Common stock, $.001 par value per share; 40,000,000 shares authorized and 21,594,597 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma	22
Preferred stock, $ par value per share; no shares authorized, issued and outstanding, actual; shares authorized, and no shares issued and outstanding, pro forma	—		—
Restricted common stock units, $.001 par value per unit; 755,935 units issued and outstanding, actual, and zero units issued and outstanding, pro forma	1		—
Additional capital	60,289
Other comprehensive income	136
Accumulated deficit	(3,320)

Total stockholders’ equity	57,128

Total capitalization	$143,785	$

DILUTION
          Our net tangible book value as of December 31, 2005 was $          , or $          per share of common stock. After giving effect to (i) the sale by us of                      shares of common stock at an assumed initial public offering price of $          per share, the midpoint of the estimated initial public offering price range, after deducting the underwriting discount and estimated offering expenses payable by us, (ii) the application of such net proceeds, together with additional borrowings under our new senior secured credit facility, as described under “Use of Proceeds,” and (iii) the issuance of                      shares of common stock to certain members of our management upon the conversion of a corresponding number of outstanding equity units; our adjusted net tangible book value as of January 1, 2006 would have been $          , or $ per share of common stock. This represents an immediate increase in net tangible book value of $          per share of common stock to existing stockholders and an immediate dilution of $          per share of common stock to new investors purchasing shares of common stock in this offering. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of common stock sold in this offering and the net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$

Historical net tangible book value per share as of December 31, 2005	$

Decrease in net tangible book value per share attributable to repayment of debt outstanding at January 1, 2006
Increase in net tangible book value per share attributable to conversion of equity units outstanding at January 1, 2006
Increase per share attributable to new investors

Historical net tangible book value per share after this offering

Dilution per share to new investors		$

          The following table presents the differences between the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing common stock in this offering:

Total
	Shares Purchased			Consideration
Average Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders			%	$		%	$
New investors			%	$		%	$
Total		100%		$	100%		$
          The preceding does not reflect 2,850,000 shares of common stock issuable upon the exercise of outstanding options under our 2002 Incentive Stock Plan as of December 31, 2005 at a weighted average exercise price of $3.24 per share, and 841,777 shares of common stock reserved for future issuance under this plan.
          Assuming the underwriters exercise in full their overallotment option to purchase                     additional shares of common stock, our adjusted net tangible book value as of December 31, 2005, would have been $          , or $          per share. This represents an immediate increase in the net tangible book value of $          per share to existing stockholders and an immediate dilution of $          per share to new investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
          You should read the following selected consolidated financial and other data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated financial data as of and for fiscal years ended January 3, 2004, January 1, 2005 and December 31, 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of and for the fiscal year ended December 29, 2001 and for the period from December 30, 2001 through October 15, 2002 have been derived from the audited consolidated financial statements of Golfsmith International, Inc., and for the period from October 16, 2002 through December 28, 2002 have been derived from the audited consolidated financial statements of Golfsmith International Holdings, Inc., which are not included in this prospectus. Our fiscal year ends on the Saturday closest to December 31 of such year. All fiscal years presented include 52 weeks of operations, except 2003, which includes 53 weeks, where week 53 occurred in the fourth quarter of fiscal 2003.
          Golfsmith International Holdings, Inc. was formed on September 4, 2002 and became the parent company of Golfsmith International, Inc. on October 15, 2002 as a result of its merger with and into BGA Acquisition Corp., our wholly owned subsidiary. Golfsmith International Holdings, Inc. is a holding company and had no material assets or operations prior to acquiring all of the capital stock of Golfsmith International, Inc. The application of purchase accounting rules to the financial statements of Golfsmith International Holdings, Inc. resulted in different accounting bases from Golfsmith International, Inc. and, hence, different financial information for the periods beginning on October 16, 2002. We refer to Golfsmith International Holdings, Inc. and all of its subsidiaries, including Golfsmith International, Inc. following the acquisition on October 15, 2002, as the successor for purposes of the presentation of financial information below. We refer to Golfsmith International, Inc. prior to being acquired by Golfsmith International Holdings, Inc. as the predecessor for purposes of the presentation of financial information below.

	Predecessor		Successor

		Period from	Period from
	Fiscal Year	December 30,	October 16,	Fiscal Year Ended
	Ended	2001 through	2002 through
	December 29,	October 15,	December 28,	January 3,	January 1,	December 31,
	2001	2002	2002	2004	2005	2005

	(in thousands, except share, per share and store data)
Statement of Operations Data:
Net revenues	$221,439	$180,315	$37,831	$257,745	$296,202	$323,794
Cost of products sold	143,118	117,206	25,147	171,083	195,014	208,044

Gross profit	78,321	63,109	12,684	86,662	101,188	115,750
Selling, general and administrative	64,081	48,308	13,581	73,400	90,763	99,310
Store pre-opening/closing expenses	—	122	93	600	743	1,765
Amortization of deferred compensation (1)	458	6,033	—	—	—	—

Total operating expenses	64,539	54,463	13,674	74,000	91,506	101,075

Operating income	13,782	8,646	(990)	12,662	9,682	14,675
Interest expense	(6,825)	(5,206)	(2,210)	(11,157)	(11,241)	(11,744)
Interest income	597	331	7	40	64	73
Other income, net	1,031	2,365	14	164	1,162	354
Minority interest	(581)	(844)	—	—	—	—
Loss on debt extinguishment(2)	—	(8,047)	—	—	—	—

Income (loss) from continuing operations before income taxes	8,004	(2,755)	(3,179)	1,709	(333)	3,358
Income tax benefit (expense)	(251)	(709)	633	(645)	(4,423)	(400)

Income (loss) from continued operations	7,753	(3,464)	(2,546)	1,064	(4,756)	2,958
Income (loss) from discontinued operations	(590)	(230)	(40)	—	—	—
Income (loss) before extraordinary items	7,163	(3,694)	(2,586)	1,064	(4,756)	2,958
Extraordinary items(3)	—	2,022	—	—	—	—

Net income (loss)	$7,163	$(1,672)	$(2,586)	$1,064	$(4,756)	$2,958

Basic income (loss) per share of common stock	$0.72	$(0.17)	$(0.12)	$0.05	(0.21)	$0.13
Weighted average number of shares outstanding used in basic income (loss) per share calculation	10,000,000	10,000,000	20,917,199	21,523,956	22,350,532	22,350,532

Diluted income (loss) per share of common stock	$0.68	$(0.17)	$(0.12)	$0.05	$(0.21)	$0.13
Weighted average number of shares outstanding used in diluted income (loss) per share calculation	10,589,442	10,000,000	20,917,199	21,523,956	22,350,532	22,668,785
Other Financial Data:
Gross profit as a percentage of sales	35.4%	35.0%	33.5%	33.6%	34.2%	35.7%
Store Data (not in thousands):
Comparable store sales increase(4)	2.9%	N/A	0.1%	7.4%	0.7%	2.5%
Number of stores at period end	24	24	26	38	46	52
Gross square feet at period end	581,890		596,206	759,981	849,677	905,827
Net sales per selling square foot for stores open at beginning and end of period(5)	$268		$271	$302	$333	$353

	Predecessor		Successor

		Period from	Period from
	Fiscal Year	December 30,	October 16,	Fiscal Year Ended
	Ended	2001 through	2001 through
	December 29,	October 15,	December 28,	January 3,	January 1,	December 31,
	2001	2002	2002	2004	2005	2005

	(In thousands)
Balance Sheet Data (at period end):
Cash and cash equivalents	$33,735	$3,788	$6,950	$1,051	$8,575	$4,207
Inventories	33,776	33,152	32,352	51,213	54,198	71,472
Working capital(6)	47,152	18,753	16,946	18,329	20,309	22,800
Total assets	105,686	153,135	155,548	177,449	186,929	204,836
Long-term debt	33,720	75,000	75,380	77,483	79,808	82,450
Total stockholders’ equity	32,519	56,011	53,473	58,976	54,313	57,127

(1)	During fiscal 2000, the predecessor company’s board of directors authorized Golfsmith to reprice stock options granted to employees and officers with exercise prices in excess of the then-current fair market value. Options to purchase a total of 1,716,780 shares of common stock were repriced. Golfsmith recorded deferred compensation of $4.1 million related to the repriced options during the period from December 30, 2001 through October 15, 2002. The deferred charge was being amortized over the average remaining life of the repriced options. For the period from December 30, 2001 through October 15, 2002, Golfsmith amortized $6.0 million (including all remaining amounts as of the merger date) to compensation expense related to these repriced options. There was no remaining deferred compensation relating to these repriced options subsequent to October 15, 2002 as all remaining historical Golfsmith options vested and were either canceled in exchange for the right to receive cash or surrendered in exchange for stock units as part of the merger transaction.
(2)	On October 15, 2002, immediately prior to the merger with Golfsmith Holdings, Golfsmith repaid existing subordinated notes held by a third party lender. During the period from December 30, 2001 through October 15, 2002, Golfsmith recorded a loss on this extinguishment of senior subordinated debt of $8.0 million.
(3)	Immediately prior to the merger in October 2002, Golfsmith repurchased a minority interest held by a third party. Golfsmith repurchased the minority interest which had a carrying value of $13.1 million for cash consideration of $9.0 million resulting in a $2.1 million write down of long term assets associated with the minority interest and negative goodwill of $2.0 million. In accordance with Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations, the negative goodwill is recorded in the period from December 30, 2001 through October 15, 2002, as an extraordinary item in the consolidated statement of operations. The extraordinary item is recorded without a tax effect due to Golfsmith’s election to be treated as a Subchapter S corporation during the predecessor period.
(4)	We consider sales by a new store to be comparable commencing in the fourteenth month after the store was opened or acquired. We consider sales by a relocated store to be comparable if the relocated store is expected to serve a comparable customer base and there is not more than a 30-day period during which neither the original store nor the relocated store is closed for business. We consider sales by stores with modified layouts to be comparable. We consider sales by stores that are closed to be comparable in the period leading up to closure if they met the qualifications of a comparable store and do not meet the qualifications to be classified as discontinued operations under SFAS No. 144, Accounting for the Impairment of Long-Lived Assets. Comparable store results for a 53-week fiscal year are presented on a 52/52 week basis by omitting the last week of the 53-week period. Comparable store sales are reported for a combined fiscal 2002 — predecessor period from December 30, 2001 through October 15, 2002 plus successor period from October 16, 2002 through December 28, 2002 — compared predecessor fiscal 2001 and are not reported for the interim periods.
(5)	Calculated using net sales of all stores open at both the beginning and the end of the period and the selling square footage for such stores. Selling square feet includes all retail space including but not limited to hitting areas, putting greens and check-out areas. It does not include back-room and receiving space, management offices, employee breakrooms, restrooms, vacant space or area occupied by GolfTEC Learning Centers.
(6)	Defined as total current assets minus total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
          The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus.
Overview
          We are the nation’s largest specialty retailer of golf equipment, apparel and accessories based on sales. We operate as an integrated multi-channel retailer, offering our guests the convenience of shopping in our 52 stores across the nation and through our direct-to-consumer channel, consisting of our leading Internet site, www.golfsmith.com, and our comprehensive catalogs.
          We were founded in 1967 as a clubmaking company offering custom-made clubs, clubmaking components and club repair services. In 1972, we opened our first retail store, and in 1975, we mailed our first general golf products catalog. Over the next 25 years, we continued to expand our product offerings, opened larger retail stores and added to our catalog titles. In 1997, we launched our Internet site to further expand our direct-to-consumer business. In October 2002, Atlantic Equity Partners III, L.P., an investment fund managed by First Atlantic Capital, Ltd., acquired us from our original founders, Carl, Barbara and Franklin Paul. We accounted for this acquisition under the purchase method of accounting for business combinations. In accordance with the purchase method of accounting, in connection with the transaction, we allocated the excess purchase price over the fair value of our net assets between a write-up of certain of our assets, which reflect an adjustment to the fair value of these assets, and goodwill. The assets that have had their fair values adjusted included inventory, property and equipment and certain intangible assets.
          Since our acquisition, we have accelerated our growth plan by opening additional stores in new and existing markets. We opened six new stores during fiscal 2005, eight new stores during fiscal 2004 and 12 new stores during fiscal 2003, including six stores from the acquisition of Don Sherwood Golf & Tennis in July 2003. We plan to open between 10 and 12 stores in 2006 and between 14 and 16 stores in 2007. Based on our past experience, opening a new store within our core 15,000 to 20,000 square foot format requires approximately $750,000 for capital expenditures, $150,000 for pre-opening expenses and $875,000 for inventory depending on the level of work required at the site and the time of year that it is opened. Our store model has produced favorable results, including positive store-level cash flow in the first full year of operations in most of our stores.
          In 2005, we generated revenues of $323.8 million, operating income of $14.7 million and net income of $3.0 million. In 2004, we generated revenues of $296.2 million, operating income of $9.7 million, and had a net loss of $4.8 million. Our net loss in 2004 resulted primarily from lower operating income as a percentage of revenues due to increased selling, general and administrative expenses from the opening of new stores, and also from the recording of a full valuation allowance against our net deferred tax assets of $4.3 million. In 2003, we generated revenues of $257.8 million, operating income of $12.7 million and net income of $1.1 million. Our gross margin was 33.6% in 2003, 34.2% in 2004 and 35.7% in 2005. Our operating margin was 4.9% in 2003, 3.3% in 2004 and 4.5% in 2005.

Industry Trends
          Sales of our products are affected by increases and decreases in participation rates. Over the last 35 years, the golf industry has realized significant growth in both participation and popularity. According to the National Golf Foundation, the number of rounds played in the United States grew from 266.0 million in 1970 to a peak of 518.4 million rounds played in 2000. More recently, however, there has been a slight decline in the number of rounds of golf played from the peak in 2000 to 499.6 million rounds in 2005, according to the National Golf Foundation. The number of rounds of golf played and, in turn, the amount of golf-related expenditures can be attributed to a variety of factors affecting recreational activities including the state of the nation’s economy, weather conditions and discretionary spending. As a result of the factors described above, the golf retail industry is expected to remain stable or grow slightly. Therefore, we expect that retail growth for any particular company will result primarily from market share gains.
          According to industry sources, the golf retail industry is highly fragmented with no single golf retailer accounting for more than 6% of sales nationally in 2005. We expect that market share gains in the future will lead to the industry being dominated by a small number of large competitors. In light of our nationally-recognized brand and our leading national position based on sales, we believe that this anticipated development presents us with a significant opportunity for growth. We are in the early stages of our store expansion and, in meeting this opportunity, we will need to implement our strategy of rapidly opening additional stores in new and existing markets. Among other things, this will require us to identify suitable locations for such stores at the same time as our competitors are doing the same and successfully negotiate leases and build-out or refurbish sites on a timely and cost-effective basis. In addition, we will need to expand and compete effectively in the direct-to-consumer channel and continue to develop our proprietary brands. To the extent that golf continues to enjoy its current popularity or grows and we are able to compete effectively against new and existing competitors, we believe that we are well positioned to capture additional market share.

Fiscal Year
          Our fiscal year ends on the Saturday closest to December 31 and generally consists of 52 weeks, although occasionally our fiscal year will consist of 53 weeks, as it did in fiscal 2003. Fiscal 2004 and fiscal 2005 each consisted of 52 weeks. Each quarter of each fiscal year generally consists of 13 weeks.

Don Sherwood Acquisition
          On July 24, 2003, we acquired all of the issued and outstanding shares of Don Sherwood Golf & Tennis for a total purchase price of $9.2 million, including related acquisition costs of $0.4 million. We acquired all six Don Sherwood retail stores as part of this acquisition. The operations of these stores are included in our statements of operations and cash flows as of July 25, 2003.
          The total purchase consideration was allocated to the assets acquired and liabilities assumed, including property and equipment, inventory and identifiable intangible assets, based on their respective fair values at the date of acquisition. This allocation resulted in goodwill of $6.3 million. Goodwill is assigned at the reporting unit level and is not deductible for income tax purposes.

Revenues

Revenue Trends and Drivers
          Revenue channels. We generate substantially all of our revenues from sales of golf and tennis products in our retail stores, through our direct-to-consumer distribution channels, from international distributors and from the Harvey Penick Golf Academy. The following table provides information about the breakdown of our revenues for the periods indicated:

	Fiscal 2003		Fiscal 2004		Fiscal 2005

	$	%	$	%	$	%

	(in thousands)		(in thousands)		(in thousands)
Stores	$162,073	62.9%	$204,498	69.0%	$234,261	72.3%
Direct-to-consumer	89,021	34.5	84,372	28.5	83,040	25.7
International distributors and other (1)	6,651	2.6	7,332	2.5	6,493	2.0

(1)	Consists of (a) sales made through our international distributors and our distribution and fulfillment center near London, (b) revenues from the Harvey Penick Golf Academy, and (c) our initial recognition in fiscal 2005 of gift card breakage, as described below.

          Our revenues have grown consistently in recent years, driven by the expansion of our store base. The percentage of total sales from our direct-to-consumer channel has decreased due to the increase in our store base and store revenues during the periods indicated. The decrease in direct-to-consumer channel revenues was primarily due to planned reductions in catalog circulation that resulted in increased direct-to-consumer channel profitability.
          Store revenues. Changes in revenues that we generate from our stores are driven primarily by the number of stores in operation and changes in comparable store sales. We consider sales by a new store to be comparable commencing in the fourteenth month after the store was opened or acquired. We consider sales by a relocated store to be comparable if the relocated store is expected to serve a comparable customer base and there is not more than a 30-day period during which neither the original store nor the relocated store is closed for business. We consider sales by retail stores with modified layouts to be comparable. We consider sales by stores that are closed to be comparable in the period leading up to closure if they meet the qualifications of a comparable store and do not meet the qualifications to be classified as discontinued operations under Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment of Long-Lived Assets.
          Branded compared to proprietary products. The majority of our sales are from premier branded golf equipment, apparel and accessories from leading manufacturers, including Callaway®, Cobra®, FootJoy®, Nike®, Ping®, TaylorMade® and Titleist®. In addition, we sell our own proprietary branded equipment, components, apparel and accessories under the Golfsmith®, Killer Bee®, Lynx®, Snake Eyes®, Zevo®, ASItm, GearForGolftm, GiftsForGolftm and other product lines. Sales of our proprietary branded products accounted for 15.7% of our net revenues in 2005, for 18.0% of our net revenues in 2004 and 17.5% of our net revenues in 2003. These proprietary branded products are sold through both of our channels and generally generate higher gross profit margins than non-proprietary branded products.
          Seasonality. Our business is seasonal, and our sales leading up to and during the warm weather golf season and the Christmas holiday gift-giving season have historically contributed a higher percentage of our annual net revenues and annual net operating income than other periods in our fiscal year. During fiscal 2005, the fiscal months of March through September and December, which together comprised 36 weeks of our 52-week fiscal year, contributed over three-quarters of our annual net revenues and substantially all of our annual operating income. See “— Quarterly Results of Operations and Seasonality.”

Revenue Recognition
          We recognize revenue from retail sales at the time the customer takes possession of the merchandise and purchases are paid for, primarily with either cash or by credit card. We recognize revenues from catalog and Internet sales upon shipment of merchandise. The Company also operates the Harvey Penick Golf Academy, an instructional school incorporating the techniques of the well-known golf instructor, the late Harvey Penick. We recognize revenues from the Harvey Penick Golf Academy at the time the services, the golf lessons, are performed.
          We recognize revenue from gift cards when (1) the gift card is redeemed by the customer or (2) the likelihood of the gift card being redeemed by the customer is remote (gift card breakage), and we determine that there is no legal obligation to remit the value of the unredeemed gift cards to the relevant jurisdictions. Gift card breakage is based on the redemption recognition method. Estimated breakage is calculated and recognized as revenue over a 48-month period following the gift card sale, in amounts based on the historical redemption patterns of used gift cards. During fiscal 2005, we concluded that we had accumulated sufficient historical gift card information to accurately calculate estimated breakage. Amounts in excess of the total estimated breakage, if any, will be recognized as revenue at the end of the 48 months following the gift card sale, at which time we deem the likelihood of any further redemptions to be remote, and provided that such amounts are not required to be remitted to the relevant jurisdictions. Gift card breakage income is included in net revenue in the consolidated statements of operations. During the fourth quarter of fiscal 2005, we recognized $0.9 million in net revenues related to the initial recognition of gift card breakage.
          For all merchandise sales, we reserve for sales returns in the period of sale using estimates based on our historical experience.

Cost of Goods Sold
          We capitalize inbound freight and vendor discounts into inventory upon receipt of inventory. These costs are then subsequently included in cost of goods sold upon the sale of that inventory. Because some retailers exclude these costs from cost of goods sold and instead include them in a line item such as selling and administrative expenses, our gross margins may not be comparable to those of these other retailers. Salary and facility expenses, such as depreciation and amortization, associated with our distribution and fulfillment center in Austin, Texas are included in cost of goods sold. Income received from our vendors through our co-operative advertising program that does not pertain to incremental direct advertising costs is recorded as a reduction to cost of goods sold when the related merchandise is sold.

Operating Expenses
          Selling, general and administrative. Our selling, general and administrative expenses consist of all expenses associated with general operations for our stores and general operations for corporate and international expenses. This includes salary expenses, occupancy expenses, including rent and common area maintenance, advertising expenses and direct expenses, such as supplies for all retail and corporate facilities. A portion of our occupancy expenses are offset through our subleases with GolfTEC Learning Centers. Additionally, income received through our co-operative advertising program for reimbursement of incremental direct advertising costs is treated as a reduction to our selling, general and administrative expenses. Selling, general and administrative expenses also include the fees and other expenses we pay for services rendered to us pursuant to the management consulting agreement between us and First Atlantic Capital. Under this agreement, we paid First Atlantic Capital fees and related expenses totaling $0.7 million in fiscal 2005, $0.6 million in fiscal 2004 and $0.8 million in fiscal 2003. We and First Atlantic Capital intend to terminate the management consulting agreement upon the closing of this offering and we expect to pay a final $3.0 million termination fee to First Atlantic Capital, which will be expensed at such time.
          Store pre-opening expenses. Our store pre-opening expenses consist of costs associated with the opening of a new store and include costs of hiring and training personnel, supplies and certain occupancy and miscellaneous costs. Rent expense recorded after possession of the leased property but prior to the opening of a new retail store is recorded as store pre-opening expenses.
          Interest expense. Our interest expenses consist of costs related to our 8.375% senior secured notes and our senior secured credit facility.
          Interest income. Our interest income consists of amounts earned from our cash balances held in short-term money market accounts.
          Other income. Other income consists primarily of income from the sale of rights to certain intellectual property.
          Other expense. Other expense consists primarily of exchange rate variances.
          Taxes. Our income taxes consist of federal, state and foreign taxes, based on the effective rate for the fiscal year.
          Extinguishment of debt. We expect to use the proceeds from this offering to retire all of our outstanding 8.375% senior secured notes due in 2009. We estimate that we will record a $12.0 million loss related to the extinguishment of this long-term debt.

Critical Accounting Policies
          Our significant accounting policies are more fully described in Note 1 of our audited consolidated financial statements. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty.

Inventory Valuation
          Inventory value is presented as a current asset on our balance sheet and is a component of cost of goods sold in our statement of operations. It therefore has a significant impact on the amount of net income or loss reported in any period. Merchandise inventories are carried at the lower of cost or market. Cost is the sum of expenditures, both direct and indirect, incurred to bring inventory to its existing condition and location. Cost is determined using the weighted average method. We write down inventory value for damaged, obsolete, excess and slow-moving inventory and for inventory shrinkage due to anticipated book-to-physical adjustments. Based on our historical results, using various methods of disposition, we estimate the price at which we expect to sell this inventory to determine the potential loss if those items are later sold below cost. The carrying value for inventories that are not expected to be sold at or above costs are then written down. A significant adjustment in these estimates or in actual sales may have a material adverse impact on our net income. Write-downs for inventory shrinkage are booked on a monthly basis at 0.2% to 1.0% of net revenues depending on the distribution channel (direct-to-consumer channel or retail channel) in which the sales occur. Inventory shrinkage expense recorded in the statements of operations was 0.65% of net revenues in fiscal 2005, 0.75% of net revenues in 2004 and 0.66% of net revenues in fiscal 2003. Inventory shrinkage expense recorded is a result of physical inventory counts made during these respective periods and write-down amounts recorded for periods outside of the physical inventory count dates. These write-down amounts are based on management’s estimates of shrinkage expense using historical experience.

Long-lived Assets, Including Goodwill and Identifiable Intangible Assets
          We account for the impairment or disposal of long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets, which requires long-lived assets, such as property and equipment, to be evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value. Based on our analyses, included in selling, general and administrative expenses for fiscal 2005 is a $1.5 million non-cash loss on the write-off of property and equipment. The losses were primarily due to the remodeling of stores and the modification of one store to a smaller store layout, all of which resulted in certain assets having little or no future economic value. In fiscal 2004, a $0.5 million non-cash loss on the write-off of property and equipment is included in selling, general and administrative expenses. The loss was due to store relocations, which resulted in certain assets having little or no future economic value. We did not record any impairment losses in fiscal 2003.
          Goodwill represents the excess purchase price over the fair value of net assets acquired, or net liabilities assumed, in a business combination. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we assess the carrying value of our goodwill for indications of impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill or intangible asset may be impaired. The goodwill impairment test is a two-step process. The first step of the impairment analysis compares the fair value of the company or reporting unit to the net book value of the company or reporting unit. We allocate goodwill to one enterprise-level reporting unit for impairment testing. In determining fair value, we utilize a blended approach and calculate fair value based on discounted cash flow analysis and revenues and earnings multiples based on industry comparables. Step two of the analysis compares the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. We perform our annual test for goodwill impairment on the first day of the fourth fiscal quarter of each year.
          We test for possible impairment of intangible assets whenever events or changes in circumstances indicate that the carrying amount of the asset is not recoverable based on management’s projections of estimated future discounted cash flows and other valuation methodologies. Factors that are considered by management in performing this assessment include, but are not limited to, our performance relative to our projected or historical results, our intended use of the assets and our strategy for our overall business, as well as industry and economic trends. In the event that the book value of intangibles is determined to be impaired, such impairments are measured using a combination of a discounted cash flow valuation, with a discount rate determined to be commensurate with the risk inherent in our current business model, and other valuation methodologies. To the extent these future projections or our strategies change, our estimates regarding impairment may differ from our current estimates.
          Based on our analyses, no impairment of goodwill or identifiable intangible assets was recorded in fiscal 2005, fiscal 2004 or fiscal 2003.

Product Return Reserves
          We reserve for product returns based on estimates of future sales returns related to our current period sales. We analyze historical returns, current economic trends, current returns policies and changes in customer acceptance of our products when evaluating the adequacy of the reserve for sales returns. Any significant increase in merchandise returns that exceeds our estimates could adversely affect our operating results. In addition, we may be subject to risks associated with defective products, including product liability. Our current and future products may contain defects, which could subject us to higher defective product returns, product liability claims and product recalls. Because our allowances are based on historical return rates, we cannot assure you that the introduction of new merchandise in our stores or catalogs, the opening of new stores, the introduction of new catalogs, increased sales over the Internet, changes in the merchandise mix or other factors will not cause actual returns to exceed return allowances. We book reserves on a monthly basis at 1.8% to 10.8% of net revenues depending on the distribution channel in which the sales occur. We routinely compare actual experience to current reserves and make any necessary adjustments.

Store Closure Costs
          When we decide to close a store and meet the applicable accounting guidance criteria, we recognize an expense related to the future net lease obligation and other expenses directly related to the discontinuance of operations in accordance with SFAS No. 146, Accounting For Costs Associated With Exit or Disposal Activities. These charges require us to make judgments about exit costs to be incurred for employee severance, lease terminations, inventory to be disposed of, and other liabilities. The ability to obtain agreements with lessors, to terminate leases or to assign leases to third parties can materially affect the accuracy of these estimates.
          We closed two stores during fiscal 2005 due to the expiration of lease terms. There were no expenses associated with either closed store recorded in accordance with SFAS No. 146. In both instances, we subsequently opened a new store in fiscal 2005 to serve the same customer base of the closed stores. We did not close any stores in fiscal 2004 or fiscal 2003. We do not currently have any plans to close any additional stores, although we regularly evaluate our stores and the necessity to record expenses under SFAS No. 146.

Operating Leases
          We lease stores under operating leases. Store lease agreements often include rent holidays, rent escalation clauses and contingent rent provisions for percentage of sales in excess of specified levels. Most of our lease agreements include renewal periods at our option. We recognize rent holiday periods and scheduled rent increases on a straight-line basis over the lease term beginning with the date we take possession of the leased space. We record tenant improvement allowances and rent holidays as deferred rent liabilities on our consolidated balance sheets and amortize the deferred rent over the term of the lease to rent expense on our consolidated statements of operations. We record rent liabilities on our consolidated balance sheets for contingent percentage of sales lease provisions when we determine that it is probable that the specified levels will be reached during the fiscal year. We record direct costs incurred to affect a lease in other long-term assets and amortize these costs on a straight-line basis over the lease term beginning with the date we take possession of the leased space.

Deferred Tax Assets
          A deferred income tax asset or liability is established for the expected future consequences resulting from temporary differences in the financial reporting and tax bases of assets and liabilities. As of December 31, 2005, we recorded a full valuation allowance against accumulated net deferred tax assets of $4.5 million due to the uncertainties regarding the realization of deferred tax assets. If we generate taxable income in future periods or if the facts and circumstances on which our estimates and assumptions are based were to change, thereby impacting the likelihood of realizing the deferred tax assets, judgment would have to be applied in determining the amount of valuation allowance no longer required. Reversal of all or a part of this valuation allowance could have a significant positive impact on our net income in the period that it becomes more likely than not that certain of our deferred tax assets will be realized.
Results of Operations
          The following table sets forth selected consolidated statements of operations data for each of the periods indicated expressed as a percentage of total revenues:

	Fiscal 2003	Fiscal 2004	Fiscal 2005

Statement of Operations Data:
Net revenues	100.0%	100.0%	100.0%
Cost of products sold	66.4	65.8	64.3

Gross profit	33.6	34.2	35.7
Selling, general and administrative	28.5	30.6	30.7
Store pre-opening/closing expenses	0.2	0.3	0.5

Total operating expenses	28.7	30.9	31.2

Operating income	4.9	3.3	4.5
Interest expense	(4.3)	(3.8)	(3.6)
Interest income	*	*	*
Other income, net	0.1	0.4	0.1

Income (loss) from continuing operations before income taxes	0.7	n/m	1.0
Income tax benefit (expense)	n/m	n/m	n/m

Net income (loss)	0.4%	n/m	0.9%

*	Less than 0.1%.
n/m Not meaningful.

Comparison of Fiscal 2005 to Fiscal 2004
          Net revenues. Net revenues increased by $27.6 million, or 9.3%, to $323.8 million in fiscal 2005 from $296.2 million in fiscal 2004. The majority of this increase was comprised of a $24.7 million increase in non-comparable store revenues and an increase in comparable store revenues of $5.0 million, or 2.5%. These increases were partially offset by a decrease in direct-to-consumer channel revenues of $1.4 million, or 1.7%, and a decrease in international revenues of $1.7 million, or 25.5%.
          Growth in comparable store net revenues from fiscal 2004 to fiscal 2005 was driven by comparable store revenue increases of 6.2% in the third quarter and 13.5% in the fourth quarter of fiscal 2005. We believe this growth was positively affected by improvements in our product return rate, improved holiday season sales related to increased consumer confidence and continued positive effects of executing our business strategy. We also believe that comparable store revenues were negatively impacted by increased competition in select markets. In comparison, comparable store revenues for fiscal 2004 increased by $1.0 million compared to fiscal 2003, or 0.7%.
          Non-comparable store net revenues primarily comprise revenues from seven stores that were opened after January 1, 2005 and five stores that became comparable during fiscal 2005, but which contributed $4.2 million in non-comparable store net revenues during fiscal 2005.
          The decrease in direct-to-consumer channel revenues was primarily due to planned reductions in catalog circulation that resulted in increased direct-to-consumer channel profitability. The decrease in international net revenues was primarily due to the sale of the rights to a trademark in fiscal 2004. Sales of products using this trademark contributed approximately one-third of international net revenues during fiscal 2004, but did not contribute any international net revenues during fiscal 2005.
          Additionally, during the fourth quarter of fiscal 2005, we recognized $0.9 million of income related to gift card breakage. The fourth quarter of fiscal 2005 was the first period in which sufficient information was available for us to analyze historical redemption patterns and was the first period in which we recognized such income related to gift cards sold since the inception of the gift card program.
          Gross profit. Gross profit increased by $14.6 million, or 14.4%, to $115.8 million in fiscal 2005 from $101.2 million in fiscal 2004. Increased net revenues for fiscal 2005 compared to fiscal 2004 led to higher gross profit for fiscal 2005. Gross profit was 35.7% of net revenues in fiscal 2005 compared to 34.2% of net revenues in fiscal 2004. The increase in gross profit was due to increases in vendor allowances of $1.7 million, the recognition of $0.9 million of revenues related to gift card breakage and the realization of economies of scale due to continued retail store growth that allowed us to purchase products in higher volumes and with more favorable pricing. These favorable impacts on gross profits were partially offset by increased distribution costs related to our receiving and shipping our products of $1.2 million, mainly related to promotional shipping terms offered to our guests during fiscal 2005.
          Selling, general and administrative. Selling, general and administrative expenses increased by $8.5 million, or 9.4%, to $99.3 million in fiscal 2005 from $90.8 million in fiscal 2004. Selling, general and administrative expenses were 30.7% of net revenues in fiscal 2005 compared to 30.6% of net revenues in fiscal 2004. This increase in selling, general and administrative expenses resulted from an increase of $1.7 million related to comparable stores and $7.8 million related to non-comparable retail stores, offset by a decrease of $1.0 million related to our consumer direct channel, corporate and international operations.
          The increase in comparable retail store expenses of $l.7 million was largely driven by increases in variable expenses, including increases in advertising expenses of $0.8 million and increases in general store operating expenses of $0.8 million. The increase in non-comparable retail store expenses of $7.8 million was mainly related to the opening of seven new stores during fiscal 2005 and was comprised of $3.2 million in fixed expenses including occupancy and depreciation costs, and $4.6 million in variable expenses consisting mainly of payroll and advertising expenses. The decrease of $1.0 million related to our consumer direct channel, corporate and international operations was primarily related to decreases in general corporate professional service fees and reduced advertising expenses. Although expense for professional fees decreased in 2005, going forward we expect legal, accounting and other expenses to increase as a result of becoming as a public company.

          Store pre-opening expenses. Store pre-opening expenses increased by $1.0 million, or 137.4%, to $1.8 million in fiscal 2005 from $0.7 million in fiscal 2004. This increase resulted from opening six new retail locations and two relocated retail locations in fiscal 2005 compared to eight new retail locations in fiscal 2004. This increase was largely due to increased costs associated with the date of possession of the leased space and store opening dates.
          Interest expense. Interest expense increased by $0.5 million, or 4.5%, to $11.7 million in fiscal 2005 from $11.2 million in fiscal 2004 as a result of higher average outstanding balances under our existing senior secured credit facility and increases in the accreted value of our senior secured notes.
          Interest income. Interest income increased by $9,000, or 14.6% to $73,000 in fiscal 2005 from $64,000 in fiscal 2004.
          Other income. Other income decreased by $0.7 million, or 60.1%, to $0.5 million in fiscal 2005 from $1.2 million in fiscal 2004. In fiscal 2004, we sold the rights to certain intellectual property for gross proceeds of $2.1 million, resulting in a $1.1 million gain. In fiscal 2005, we sold the rights to certain intellectual property for gross proceeds of $0.7 million, resulting in a $0.3 million gain.
          Other expense. Other expense increased by $100,000 to $116,000 in fiscal 2005 from $17,000 in fiscal 2004. The increase resulted from foreign exchange losses.
          Taxes. Income tax expense decreased by $4.0 million to $0.4 million in fiscal 2005 from $4.4 million in fiscal 2004. The primary reason for the decrease in income tax expense was the initial recording of a full valuation allowance in fiscal 2004. In addition, non-U.S. taxes represented $0.2 million in income tax expense in fiscal 2005.

Comparison of Fiscal 2004 to Fiscal 2003
          Net revenues. Net revenues increased by $38.5 million, or 14.9%, to $296.2 million in fiscal 2004 from $257.7 million in fiscal 2003. This increase consisted primarily of a $41.5 million increase in non-comparable store revenues and a $1.0 million increase, or 0.7%, in comparable store revenues. These increases were offset by a $4.7 million decrease, or 5.2%, in direct-to-consumer channel revenues. Non-comparable store revenues in fiscal 2004 included revenues from eight additional stores that were opened during fiscal 2004 and 10 stores that became comparable during fiscal 2004 but which contributed $27.0 million in non-comparable store revenues in fiscal 2004 before they became comparable. In addition, international revenues increased $0.7 million, or 12.8%, from the year ended January 3, 2004 to the year ended January 1, 2005.
          We believe the lack of significant growth in comparable store revenues in fiscal 2004 was influenced by the 0.1% decrease in the number of golf rounds played in the United States during the 2004 calendar year compared to the corresponding period in 2003, as reported by Golf Datatech. The decrease in direct-to-consumer channel revenues resulted primarily from a decrease in catalog circulation and increased competition.
          Gross profit. Gross profit increased by $14.5 million, or 16.7%, to $101.2 million in fiscal 2004 from $86.7 million in fiscal 2003. Increased net revenues for fiscal 2004 compared to fiscal 2003 led to higher gross profit for fiscal 2004. Gross profit was 34.2% of net revenues in fiscal 2004 compared to 33.6% of net revenues in fiscal 2003. The increase in gross profit was due to the realization of economies of scale due to continued retail store growth, which allowed us to purchase products in higher volumes with more favorable pricing. These favorable impacts on gross profit were partially offset by increased distribution costs related to receiving and shipping of our products of $1.4 million.
          Selling, general and administrative. Selling, general and administrative expenses increased by $17.4 million, or 23.7%, to $90.8 million in fiscal 2004 from $73.4 million in fiscal 2003. This increase resulted from an increase of $13.0 million in expenses related to eight new stores opened in 2004 as well as the full year impact of 12 stores opened or acquired during 2003 and an increase of $4.4 million for corporate and international expenses. The increase of $13.0 million in expenses related to the non-comparable stores noted above was comprised of $5.3 million of fixed expenses including occupancy and depreciation costs, and $7.7 million in variable expenses consisting mainly of payroll and advertising expenses. The increase of $4.4 million related to our consumer direct, corporate and international operations was related mainly to increases in payroll expenses of $2.3 million and to increases in professional service fees of $1.7 million related to general corporate matters during our first full year as a reporting company.
          Store pre-opening expenses. Store pre-opening expenses increased by $0.1 million, or 24%, to $0.7 million in fiscal 2004 from $0.6 million in fiscal 2003. This increase resulted from the opening of eight new retail locations in fiscal 2004 compared to six new retail locations in fiscal 2003.
          Interest expense. Interest expense remained the same at $11.2 million for fiscal 2004 and fiscal 2003. Interest expense consisted of interest payable on our 8.375% senior secured notes and our senior secured credit facility.
          Interest income. Interest income increased by $24,000, or 60.7%, to $64,000 in fiscal 2004 from $40,000 in fiscal 2003.
          Other income. Other income increased $1.0 million to $1.2 million in fiscal 2004 from $0.2 million in fiscal 2003. This increase resulted primarily from the sale of rights to certain intellectual property in fiscal 2004 for gross proceeds of $2.1 million, resulting in a $1.1 million gain.
          Other expense. The change in other expense was not material from fiscal 2003 to fiscal 2004.
          Taxes. Income tax expense increased by $3.8 million to $4.4 million on a pre-tax loss of $0.3 million in fiscal 2004 from $0.6 million on pre-tax income of $1.7 million in fiscal 2003. The primary reason for the income tax expense in fiscal 2004 was the recording of a valuation allowance equal to our net deferred tax assets of $4.3 million due to uncertainties regarding whether these assets will be realized in future periods in accordance with SFAS No. 109, Accounting for Income Taxes. In addition, non-U.S. taxes payable and state taxes represented $0.1 million in income tax expense for fiscal 2004.
Quarterly Results of Operations and Seasonality
          The following table sets forth certain unaudited financial and operating data in each fiscal quarter during fiscal 2003, fiscal 2004 and fiscal 2005. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair presentation of the information shown. This information should be read in conjunction with the audited consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	Fiscal 2003				Fiscal 2004				Fiscal 2005

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

	(in thousands, except share per share data and comparable store sales growth)
Net revenues	$45,830	$79,256	$71,141	$61,518	$65,782	$96,944	$73,896	$59,581	$63,958	$102,494	$85,521	$71,821
Gross profit	14,858	25,803	23,360	22,640	22,975	33,374	24,517	20,321	22,763	37,833	29,883	25,272
Operating income	599	6,460	4,362	1,241	2,478	6,417	2,581	(1,795)	846	8,982	4,105	742
Net income (loss)	(1,217)	2,221	1,012	(951)	(203)	2,265	536	(7,354)	(2,000)	6,002	1,211	(2,255)
Basic and diluted income (loss) per share	(0.06)	0.11	0.05	(0.04)	(0.01)	0.10	0.02	(0.33)	(0.09)	0.27	0.05	(0.10)
Comparable store sales growth	(2.2)%	8.4%	12.6%	8.1%	23.9%	0.7%	(7.9)%	(4.9)%	(8.1)%	(0.5)%	6.2%	13.5%
Net revenues as a percentage of full year results	17.8%	30.7%	27.6%	23.9%	22.2%	32.7%	24.9%	20.2%	19.7%	31.6%	26.4%	22.3%
          As a result of the seasonal fluctuations in our business, we experience a concentration of sales in the period leading up to and during the warm weather golf season, as well as the Christmas holiday gift-giving season. The increase in sales during these periods have historically contributed a greater percentage to our annual net revenues and annual net operating income than other periods in our fiscal year. Our net revenues have historically been highest during the second and third quarters of each year, because of increased sales during the warm weather golf season. Our net revenues tend to be the lowest during the first quarter of each year.
          Our results of operations are also subject to quarterly variation due to factors other than seasonality. For example, we believe that the introduction of our 90/90 Playability Guarantee in the second quarter of 2003 may have positively impacted our comparable store sales for the subsequent four quarters and created challenging comparisons for the following four quarters. In addition, the timing of the introduction of product innovations can similarly impact our results of operations.
          We also incur significant costs associated with opening new stores. The opening of new retail locations in one quarter and none in another impacts our total quarterly operating expenses and our quarterly net income.
          Due to these and other factors results for any particular quarter may not be indicative of results to be expected for any other quarter or for a full fiscal year.
Liquidity and Capital Resources
          To date, we have financed our activities through cash flow from operations, a private placement of debt securities (subsequently exchanged for registered notes under the Securities Act of 1933) and borrowings under our senior secured credit facility. As of the end of fiscal 2005, we had cash and cash equivalents of $4.2 million, working capital of $22.8 million and outstanding debt obligations of $82.5 million. We had $12.0 million in borrowing availability under our existing senior secured credit facility as of the end of fiscal 2005, after giving effect to required reserves of $500,000. We plan to terminate our existing senior secured credit facility and enter into a new senior secured credit facility following the closing of this offering.
          Based on our current business plan, we believe that the net proceeds from this offering, together with our existing cash balances and cash generated from operations, and borrowing availability under our new senior secured credit facility, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. If our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. In addition, we may seek to sell additional equity or arrange debt financing to give us financial flexibility to pursue attractive opportunities that may arise in the future.

Cash Flows

Operating Activities
          Net cash provided by operating activities was $7.7 million in fiscal 2005, compared to $15.3 million in fiscal 2004. The decrease of $7.6 million in fiscal 2005 was principally due to an increase in cash used for inventories of $14.3 million offset by an increase in net income of $7.7 million in fiscal 2005. This increase in cash used for inventories was primarily the result of an increase in the number of retail stores, from 46 stores as of January 1, 2005 to 52 stores as of December 31, 2005, and the related increase in inventory stock. Additionally, strategic initiatives to optimize inventory levels in our retail locations, combined with additive inventory for tennis products and apparel, increased inventory levels and the cash requirements to fund the increased inventory levels.
          Net cash provided by operating activities was $15.3 million in fiscal 2004, compared to $3.6 million in fiscal 2003. The increase of $11.7 million was primarily due to cash provided by operations of $11.2 million related to inventory management. These changes in inventory levels in fiscal 2004 compared to fiscal 2003 provided net cash of $11.2 million. In addition, the increase in net cash provided by operating activities from fiscal 2003 to fiscal 2004 was partially offset by a decrease in net income of $5.9 million, from net income of $1.1 million in fiscal 2003 to a net loss of $4.8 million in fiscal 2004, net of non-cash adjustments (depreciation, amortization, loss on write-off of property and equipment and gain on sale of assets) of $8.2 million for fiscal 2003 and $8.3 million for fiscal 2004. The change in net deferred tax assets resulting from a valuation allowance increased cash provided by operating activities by $4.2 million. Changes in other working capital accounts reduced cash provided by operating activities by $1.3 million.

Investing Activities
          Net cash used in investing activities was $11.9 million for fiscal 2005, compared to $6.5 million for fiscal 2004. Net cash used in investing activities for fiscal 2005 was almost entirely the result of capital expenditures for new and existing stores. In fiscal 2005, capital expenditures were comprised of

$12.1 million for new and existing stores and $0.6 million for infrastructure investments. Net cash used in investing activities for fiscal 2004 of $6.5 million was the result of $8.6 million in capital expenditures, offset by proceeds of $2.1 million from the sale of assets. We sold our trademarks for Lynx® in certain jurisdictions outside the United States in August 2004 for gross proceeds of $2.1 million. In fiscal 2004, capital expenditures were comprised of $7.4 million for new and existing stores and $1.2 million for infrastructure investments.
          Net cash used in investing activities was $15.3 million for fiscal 2003 and was the result of capital expenditures of $5.8 million, $0.9 million related to asset purchases, and $8.6 million related to our acquisition of Don Sherwood. In fiscal 2003, capital expenditures were comprised of $5.2 million for new and existing stores and $0.6 million for infrastructure investments.

Financing Activities
          Net cash used in financing activities was $2,000 for fiscal 2005, compared to $1.4 million for fiscal 2004. Net cash used in financing activities for fiscal 2005 was not material and consisted of proceeds and payments on our senior secured credit facility.
          Net cash used in financing activities was $1.4 million for fiscal 2004 and was comprised primarily of payments on our senior secured credit facility of $1.4 million, net of proceeds from borrowings.
          Net cash provided by financing activities was $5.6 million for fiscal 2003 and was comprised of proceeds from our senior secured credit facility of $1.4 million, net of payments, $4.3 million in proceeds from the issuance of common stock primarily related to the purchase of Don Sherwood Golf & Tennis, offset by $0.1 million relating to payments of debt issuance costs and notes payable.

Historical Indebtedness
          Following this offering, we will have no outstanding indebtedness and up to $           million of borrowing availability (subject to a borrowing base) under our new senior secured credit facility described under “— Liquidity and Capital Resources — Indebtedness Following this Offering”.

Senior Secured Notes
          On October 15, 2002, we completed a private placement of $93.75 million aggregate principal amount at maturity of our 8.375% senior secured notes due 2009 for gross proceeds of $75.0 million. The covenants in the indenture governing the notes restrict our ability to incur debt, make capital expenditures, pay dividends or repurchase capital stock.
          Within 120 days after the end of each fiscal year, we are required by the indenture governing the notes to offer to repurchase the maximum principal amount of notes that may be purchased with 50% of our excess cash flow from our previous fiscal year at a purchase price of 100% of the accreted value of the notes to be purchased. The indenture governing the notes defines excess cash flow as consolidated net income plus interest, amortization and depreciation expense, income taxes, and net non-cash charges, less certain capital expenditures, increases in working capital, cash interest expense and income taxes. As of the end of fiscal 2005 and fiscal 2004, we determined that we did not have any excess cash flow, as defined in the indenture, and were thus not required to offer to repurchase any of the notes. The notes have a final maturity date of October 15, 2009, although we are required by the indenture governing the notes to make principal payments on the notes of $18.75 million in 2007 and $9.375 million in 2008.
          We intend to use the proceeds of this offering to retire the aggregate outstanding principal amount and accrued interest under the senior secured notes.

Senior Secured Credit Facility
          We have a senior secured credit facility with availability of up to $12.5 million (after giving effect to required reserves of $500,000), subject to customary conditions. The facility is secured by a pledge of our inventory, receivables and certain other assets. The facility provides for same-day funding of the revolver, as well as letters of credit up to a maximum of $1.0 million. Interest on outstanding borrowings is payable, at our option, at either an index rate or a LIBOR rate. In addition, the senior secured credit facility requires us to pay a monthly fee of 2.50% per annum of the amount available under outstanding letters of credit. We are also required to pay a monthly commitment fee equal to 0.5% per annum of the undrawn availability, as calculated under the agreement.
          Available amounts under the senior secured credit facility are based on a borrowing base. The borrowing base is limited to 85% of the net amount of eligible receivables, as defined in the credit agreement, plus the lesser of (1) 65% of the value of eligible inventory and (2) 60% of the net orderly liquidation value of eligible inventory, and minus $2.5 million, which is an availability block used to calculate the borrowing base.
          In March 2005, several financial covenants in the senior secured credit facility were amended. The limit on capital expenditures in each fiscal year was increased to the greater of (a) one-third of our EBITDA (as defined in the senior secured credit facility) in the immediately preceding fiscal year, and (b) the sum of: (i) $12.0 million, (ii) the amount, if any, of the excess cash flow offer (as described above under “— Liquidity and Capital Resources — Senior Secured Notes”) made and not accepted by the holders of the senior secured notes during the immediately preceding fiscal year, and (iii) any amounts, up to an aggregate of $1,000,000, previously permitted to be made as capital expenditures that have not previously been made as capital expenditures. In addition, the covenants regarding minimum interest coverage ratios and minimum earnings levels were removed for the fiscal period ending on or about September 30, 2004 and all fiscal periods thereafter. Finally, the definition of borrowing base in the senior secured credit facility was amended to include an availability block of $2.5 million, as used to calculate the borrowing base under the senior secured credit facility.
          As of the end of fiscal 2005, we had no borrowings outstanding, and $12.0 million of borrowing availability after giving effect to required reserves of $500,000 under the credit agreement and we believe we were in compliance with the covenants contained in the senior secured credit facility.
          Borrowings under our senior secured credit facility typically increase as working capital requirements increase in anticipation of the important selling periods in late spring and in advance of the Christmas holiday, and then decline following these periods. In the event sales results are less than anticipated and our working capital requirements remain constant, the amount available under the senior secured credit facility may not be adequate to satisfy our needs. If this occurs, we may not succeed in obtaining additional financing in sufficient amounts and on acceptable terms.

Indebtedness Following this Offering
          We plan to terminate our existing senior secured credit facility and enter into a new senior secured credit facility following the closing of this offering. Our new senior secured credit facility may contain provisions which restrict our ability to incur additional indebtedness, make capital expenditures or make substantial asset sales which might otherwise be used to finance our expansion. Our obligations under the new senior secured facility may be secured by substantially all of our assets, which may further limit our access to certain capital markets or lending sources.

Contractual Obligations
          The following table of our material contractual obligations as of the end of fiscal 2005, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments Due by Period

		Less than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	After 5 Years

	(unaudited)
	(in thousands)
Long-term debt—principal(1)	$93,750	$—	$28,125	$65,625	$—
Long-term debt—interest(1)	$24,564	$3,926	$15,127	$5,511	$—
Operating leases	$146,639	$16,904	$34,545	$31,312	$63,878
Purchase obligations(2)	$10,703	$9,576	$866	$261	$—

Total	$275,656	$30,406	$78,663	$102,709	$63,878

(1)	We expect to retire all of our outstanding long-term debt with the proceeds from this offering together with borrowings under our new senior secured credit facility.

(2)	Purchase obligations consist of minimum royalty payments and services and goods we are committed to purchase in the ordinary course of business. Purchase obligations do not include contracts we can terminate without cause with little or no penalty to us.
Capital Expenditures
          Subject to our ability to generate sufficient cash flow, in fiscal year 2006 we currently plan to spend between $10.0 million and $12.0 million on capital expenditures, to open additional stores and/or to retrofit, update or remodel existing stores. In the event that we close this offering and are able to refinance our existing senior secured credit facility and enter into a new credit facility that does not prevent us from incurring capital expenditures in excess of $12.5 million, we may increase our capital expenditures for our 2006 fiscal year above this range.
Off-Balance Sheet Arrangements
          As of the end of fiscal 2005, we did not have any off-balance sheet arrangements, as defined by the rules and regulations of the SEC.
Quantitative and Qualitative Disclosures about Market Risk
          We are exposed to market risks, which include changes in U.S. interest rates and to a lesser extent, foreign exchange rates. We do not engage in financial transactions for trading or speculative purposes.

Interest Rate Risk
          The interest payable on our senior secured credit facility is based on variable interest rates and is therefore affected by changes in market interest rates. As of the end of fiscal 2005, if the maximum available under the senior secured credit facility of $12.5 million had been drawn and the variable interest rate applicable to our variable rate debt had increased by 10 percentage points, our interest expense would have increased by $1.25 million on an annual basis, thereby materially affecting our results from operations and cash flows. Our interest rate risk objectives are to limit the impact of interest rate fluctuations on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we manage our exposure to fluctuations in market interest rate for a portion of our borrowings through the use of fixed rate debt instruments to the extent that reasonably favorable rates are obtainable with such arrangements. We may enter into derivative financial instruments such as interest rate swaps or caps and treasury options or locks to mitigate our interest rate risk on a related financial instrument or to effectively fix the interest rate on a portion of our variable rate debt. Currently, we are not a party to any derivative financial instruments. We do not enter into derivative or interest rate transactions for speculative purposes. We regularly review interest rate exposure on our outstanding borrowings in an effort to minimize the risk of interest rate fluctuations.

Foreign Currency Risks
          We purchase a significant amount of products from outside of the United States. However, these purchases are primarily made in U.S. dollars and only a small percentage of our international purchase transactions are in currencies other than the U.S. dollar. Any currency risks related to these transactions are deemed to be immaterial to us as a whole.
          We operate a fulfillment center in Toronto, Canada and a sales, marketing and fulfillment center near London, England, which exposes us to market risk associated with foreign currency exchange rate fluctuations. At this time, we do not manage the risk through the use of derivative instruments. A 10%

adverse change in foreign currency exchange rates would not have a significant impact on our results of operations or financial position.
Recent Accounting Pronouncements
          In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment, (SFAS 123R). SFAS 123R addresses the accounting for share-based payments to employees, including grants of employee stock options. Under the new standard, companies will no longer be able to account for share-based compensation transactions using the intrinsic value method in accordance with APB Opinion No. 25. Instead, companies will be required to account for such transactions using a fair-value method and recognize the expense in the consolidated statement of income. We expect to use the Black-Scholes option pricing model to determine the fair value of our stock-based awards. SFAS 123R requires companies to use either the modified-prospective or modified-retrospective transition method. We intend to use the modified-prospective transition method. Under this method, compensation cost is recognized for all awards granted, modified or settled after the adoption date as well as for any awards that were granted prior to the adoption date for which the requisite service has not yet been rendered. SFAS 123R was originally effective for reporting periods that began after June 15, 2005. In April 2005, the SEC announced the adoption of a new rule allowing companies to implement SFAS 123R at the beginning of their next fiscal year that begins after June 15, 2005. We adopted SFAS 123R at the beginning of the first quarter of fiscal 2006. We expect that the adoption of SFAS 123R will have a significant negative impact on our results of operations, but will not impact our overall financial position. The impact of adopting SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.
          In June 2005, the FASB’s Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination (EITF No. 05-6). EITF No. 05-6 provides guidance on the amortization period for leasehold improvements in operating leases that are either acquired after the beginning of the initial lease term or acquired as the result of a business combination. This guidance requires leasehold improvements purchased after the beginning of the initial lease term to be amortized over the shorter of the assets’ useful life or a term that includes the original lease term plus any renewals that are reasonably assured at the date the leasehold improvements are purchased. This guidance is effective for reporting periods beginning after June 29, 2005. The adoption of this statement did not have a material impact on our net income, cash flows or financial position.

BUSINESS
Overview
          Golfsmith is the nation’s largest specialty retailer of golf equipment, apparel and accessories based on sales. Since our founding in 1967, we have established Golfsmith as a leading national brand in the golf retail industry. We operate as an integrated multi-channel retailer, providing our customers, who we refer to as guests, the convenience of shopping in our 52 stores across the nation, through our leading Internet site, www.golfsmith.com, and from our comprehensive catalogs. Our stores feature an activity-based shopping environment where our guests can test the performance of golf clubs in our in-store hitting areas. We offer an extensive product selection that features premier national brands as well as our proprietary products and pre-owned clubs. We also offer a number of guest services and customer care initiatives that we believe differentiate us from our competitors, including our SmartFitTM custom club-fitting program, in-store golf lessons, our club trade-in program, our 90-day playability guarantee, our 115% low-price guarantee and our proprietary credit card. Our advanced distribution and fulfillment center and management information systems support and integrate our distribution channels and provide a scalable platform to support our planned expansion.
          We began as a clubmaking company, offering custom-made clubs, clubmaking components and club repair services. In 1972, we opened our first retail store and, in 1975, we mailed our first general golf products catalog. Over the next 25 years, we continued to expand our product offerings, opened larger retail stores and expanded our direct-to-consumer business by adding to our catalog titles. In 1997, we launched our Internet site to further expand our direct-to-consumer business. In October 2002, an investment fund managed by First Atlantic Capital, Ltd. acquired us from our original founders, Carl, Barbara and Franklin Paul. Since then, we have invested in our business through capital expenditures totaling $28.1 million and acquisitions totaling $9.9 million and have undertaken a series of significant strategic and operating initiatives, including the following:

•	Enhancing our guests’ in-store experience. We have emphasized a more attractive and upscale environment, in all of the stores we have opened since October 2002. We have also begun remodeling our older “warehouse-like” stores. We are incorporating hitting areas, putting greens and ball launch monitor technology in all of our stores, and we are introducing partial-flight indoor driving ranges in our larger stores. As part of our SmartFitTM clubfitting program, we are introducing Hot Stix® technology which analyzes a guest’s swing and recommends the clubs and golf balls from our inventory best suited to him or her. Additionally, a majority of our stores currently offer in-store golf lessons from a staff of PGA-certified teaching pros through our relationship with GolfTEC Learning Centers. We believe that this more attractive, activity-based shopping environment drives store traffic and increases revenues. We plan to complete the remodeling of our older stores by the end of 2007, each of which will then incorporate key elements of our new activity-based shopping environment.

•	Reevaluating our store format. We have undertaken a thorough evaluation of our retail store portfolio in an effort to improve the financial performance of our store base. Based on our evaluation, we determined that our store concept is best suited to a 15,000 to 20,000 square foot store that enables us to accommodate the key elements of our activity-based shopping environment. We will generally seek to open new stores based on this prototype, although we currently operate larger and smaller stores based on our historical store base, and we may open new stores outside of this range depending on local market demographics and real estate prices and availability. Our larger stores enable us to devote the additional space to more hitting areas and larger partial-flight indoor driving ranges.

•	Increasing our retail store base. We have doubled our store base from 26 stores in December 2002 to 52 stores in December 2005. We plan to open between 10 and 12 stores in 2006 and between 14 and 16 stores in 2007.

•	Expanding into the tennis category. Our acquisition of six Don Sherwood Golf & Tennis stores in July 2003 marked our entry into the tennis market. We believe that the tennis category is complementary to our core golf offering due to both sports’ appeal to similar demographics. To date, we have tennis departments in 33 of our stores and plan to continue to roll-out this category in our existing and future stores.
          As a result of our strategic and operating initiatives and our significant investment in our business, we generated revenues of $323.8 million and operating income of $14.7 million in 2005, and we believe that we are well-positioned to further expand our business.
Market Opportunity
          According to industry sources:

•	we estimate that the golf retail market that we target represented approximately $6 billion in sales in the United States in 2005;

•	the golf industry is highly fragmented relative to other retail industries, with no single golf retailer accounting for more than 6% of sales nationally in 2005; and

•	off-course specialty retailers such as us have become the most popular source for golf equipment for high-spending avid golfers who play 25 or more rounds and/or spend $1,000 or more on golf each year.
          We believe that we are well-positioned to capture additional market share in this highly fragmented industry.
          The tennis market that we target represented over $1 billion in sales in the United States in 2005. According to the United States Tennis Association, the number of tennis participants in the United States grew 4.9% from 23.6 million in 2004 to 24.7 million in 2005. In addition, while there was growth in the number of tennis players in all categories from 2004 to 2005, the number of avid tennis players, defined as those who play tennis more than 21 times each year, grew 9.6% from 4.7 million in 2004 to 5.2 million in 2005. According to the Tennis Industry Association, in 2005 tennis players purchased $534 million of apparel, $188 million of tennis racquets, $115 million of tennis shoes, $88 million of tennis balls and $77 million of other tennis equipment.
Competitive Strengths
          We believe that the following competitive strengths have allowed us to establish and maintain our leadership in the golf specialty retail industry, while positioning us for future growth and expansion:
          Nationally recognized golf brand with multi-channel model. We believe our national presence and multi-channel retailing model differentiates us from other specialty golf retailers and gives us a substantial competitive advantage due to the following:

•	Brand awareness and customer recognition. Our 39-year history, nationwide catalog distribution and expansive store base have resulted in significant visibility of the Golfsmith brand, facilitating our entry into new markets and driving traffic to our Internet site. In addition to providing shopping convenience for our guests, our catalogs and Internet site serve as sales and marketing tools to increase the visibility of the Golfsmith brand and to generate greater traffic for our retail stores. As we further expand our store base in new markets, we intend to capitalize on our established and recognized brand and our existing customer base to enhance our position as one of the nation’s leading golf retailers.

•	Extensive customer database. We use our extensive database, containing over 2.5 million names, to evaluate purchasing trends and behaviors, identify cross-marketing opportunities and target the most attractive potential locations for new stores. We also continually analyze this information to evaluate advertising initiatives and improve the content of our Internet site and catalog offerings.

•	Seamless shopping experience. Through our integrated multi-channel model, we provide our guests a seamless shopping experience across our retail stores, Internet site and catalogs, maintaining consistent product offerings and promotions. In addition, our multi-channel network allows guests to avoid delivery expenses and waiting time by ordering through our Internet site or catalogs and picking up their order in one of our retail stores.

          Comprehensive product offering. We provide golfers and tennis players of all skill levels and ages a broad product offering across a comprehensive range of price points:

•	Premier branded merchandise. We are one of the largest retailers of premier branded golf merchandise. Our premier branded golf merchandise includes names such as adidas®, Callaway®, Cleveland®, Cobra®, FootJoy®, Mizuno®, Nike®, Ping®, TaylorMade® and Titleist®. We also offer the top tennis brands such as adidas®, Babolat®, Head®, Nike®, Prince®, Völkl® and Wilson®. We believe that our market position and strong vendor relationships generally provide us with greater access to new product innovations and large volume purchases at reduced prices. Our extensive offering of premier national brands is a critical component in driving traffic to our stores and distinguishes us from our competitors with a less extensive product offering, such as on-course pro shops and general sporting goods retailers.

•	Proprietary products. We design, develop and market our high quality, proprietary branded merchandise under a variety of brand names, including Lynx®, Snake Eyes® and Zevo®. These brands are priced at lower price points than the premier branded merchandise we offer and generally appeal to our more value-conscious guests. Several of our brands are well-established and have long histories and strong reputations for quality and product performance. Our in-house research and development department has four decades of experience in the development and design of golf clubs and components. Sales of our proprietary branded products, including golf club components, accounted for $50.3 million, or 15.7%, of our net revenues in 2005 and generally have higher margins than non-proprietary branded products.

•	Pre-owned clubs. Our pre-owned club offering appeals to value-conscious guests seeking premier brands at attractive prices. We believe our trade-in program promotes new product sales by offering our guests the ability to trade in their old clubs and receive credit toward the purchase of new clubs, thereby increasing our guests’ purchasing frequency and shortening their equipment replacement cycle.
          Differentiated in-store experience. We view our in-store interactions with our guests as opportunities to enhance their shopping experience and build long-term relationships by offering the following:

•	Activity-based shopping environment. All of our stores feature hitting areas, putting greens and ball launch monitor technology that takes images of a guest’s swing and ball strike and analyzes and reports the ball’s launch angle, speed, backspin, side spin and side angle to instantaneously quantify the performance of both player and equipment. Additionally, our larger stores have partial-flight indoor driving ranges. We have also added tennis tunnels (areas specifically designed with enough room to swing a racquet, hit a ball and view ball flight) in two stores and plan to add tennis tunnels in five additional stores in 2006. Based on our experience, we believe that guests are significantly more likely to purchase a club or racquet if they test it first. In addition, we believe that the activity-based format of our stores keeps our guests in the store longer, enhances our brand name and allows our store associates, who we refer to as caddies, to strengthen their relationships with our guests.

•	Customized golf-related services. We complement our extensive merchandise selection and activity-based shopping environment with a range of golf-related services. Guests in our stores can have a custom club fitting by one of our store caddies utilizing our SmartFitTM program. We also offer Hot Stix® technology, which analyzes a guest’s swing and recommends the clubs and balls from our inventory that are best suited to that individual. In addition, most of our stores offer in-store golf lessons through GolfTEC Learning Centers’ staff of PGA-certified teaching professionals.
          Superior customer service and innovative customer care initiatives. Consistent with our “caddy for life” philosophy, we are committed to providing superior customer service to our guests. We actively recruit and train golfing enthusiasts to serve as sales associates, who we refer to as caddies, ensuring that our guests are assisted by individuals who are knowledgeable and enthusiastic about the products we sell. We also offer a variety of customer care initiatives to foster our guests’ loyalty and promote confidence in their purchases, including the following:

•	90/90 Playability Guarantee. Our 90/90 Playability Guarantee is designed to ensure that our guests are completely satisfied with their club purchases by offering a 90% merchandise credit for certain clubs used and returned during the first 90 days following purchase.

•	115% Low Price Guarantee. We believe that we provide the most aggressive price guarantee in our industry, whereby we will refund 115% of the difference in price if a guest notifies us within 30 days of purchase of a lower price offered by another authorized retailer.

•	Clubvantage Program. We offer guests the opportunity to buy a two- or three-year club maintenance program when purchasing clubs, which, among other benefits, offers guests free labor on future re-gripping, re-shafting and repair services.

•	Golfsmith Credit Card. We offer our own proprietary credit card, which provides our qualified guests with flexible payment options. As a result of our relationship with Wells Fargo, we do not bear any of the financing risk associated with this program.

•	Player Rewards Loyalty Program. We launched our Player Rewards program in April 2006 in order to strengthen our relationship with our guests by offering them special benefits, coupons and discounts on select products and services.

          Flexible, established and cost-effective infrastructure. Our advanced distribution and fulfillment center and management information systems provide a scalable platform to support our planned expansion. We believe that other off-course specialty retailers would have to make a sizable investment in time and capital to replicate our infrastructure. We utilize our flexible infrastructure to:

•	Enhance distribution logistics. Our infrastructure provides us with the flexibility to choose between shipping merchandise directly from our vendors to our stores or routing merchandise through our distribution and fulfillment center. We evaluate each product to determine which store distribution method is most cost-effective while increasing product availability for our guests.

•	Provide best-in-class in-stock positions in our stores. We utilize our advanced replenishment system to monitor our in-stock position at each store and generate replenishments as needed. We reduce costly out-of-stock situations and excess inventory markdowns by automated supply chain monitoring. We believe that these benefits would be more costly and difficult to achieve without the capabilities offered by the integrated inventory management system that we have implemented across our channels.

•	Centrally receive and allocate merchandise. The scale of our purchases, along with our centralized distribution and fulfillment center, enables our third-party vendors to make large quantity container shipments directly to us. After shipment to our centralized distribution facility, we then allocate these products optimally across our stores and direct-to-consumer channels based on demand. Our centralized distribution capabilities also enable us to participate more effectively in bulk purchase programs offered by our vendors, such as “power buys” of prior year’s models or volume discount purchases. Our centralized distribution and fulfillment center is also essential to our proprietary branded products that are sourced from overseas and shipped to us in bulk.

          Proven management team. We have a strong and deep management team that combines extensive knowledge of the golf industry with substantial store and multi-channel retailing experience. Our senior management team has an average of over 17 years of experience in the retail sector and an average tenure with us of approximately seven years. James D. Thompson, our Chief Executive Officer since 2002, has served in various senior roles with us since 1999 and has over 20 years of experience in the retail sector.
Growth Strategy
          Our goal is to enhance our position as the premier golf and tennis retailer in the United States. We intend to achieve this goal using the following strategies:
          Expand our store base. Since December 2002, we have doubled our store base from 26 to 52 stores and we plan to open between 10 and 12 new stores in 2006 and between 14 and 16 stores in 2007. In addition to opening stores in new markets, we also plan to expand our store base by clustering our stores within major metropolitan markets to take advantage of economies of scale and establish long-term market penetration. Based on our past experience, opening a new store within our core 15,000 to 20,000 square foot format requires approximately $750,000 for capital expenditures, $150,000 for pre-opening expenses and $875,000 for inventory depending on the level of work required at the site and the time of year that it is opened. Our store model has produced favorable results, including positive store-level cash flow in the first full year of operations in most of our stores.
          Increase store revenues and profitability. Our retail stores are an integral part of our multi-channel strategy as they provide our guests with an activity-based shopping environment that we believe resonates with our guests. Our strategy to increase store revenues and profitability includes the following elements:

•	Improve store design. To increase customer traffic, we have developed a new store design that we are implementing in our new stores. We are also in the process of implementing key elements of our store design in most of our existing stores, which we plan to complete by the end of 2007. The new design includes a new store façade, incorporating eye-catching golf and tennis murals, as well as extensive remodeling of the store interior. We have improved the activity-based shopping environment of our stores by installing additional hitting areas, GolfTEC Learning Centers, and Hot Stix® club and ball selection technology. To enhance the shopping experience, we have also improved the overall look of our stores, particularly the apparel section, by adding laminated wood flooring, drop-down ceilings, improved lighting, inviting vendor displays and numerous large screen televisions broadcasting sporting events.

•	Grow proprietary brands. Our proprietary branded products generally have higher margins than the premier national brands we offer and help to drive overall margin expansion. Because we believe that our proprietary brands appeal to more value-conscious guests and do not compete directly with our premier branded merchandise, we plan to grow our current portfolio of proprietary branded products to ensure that we continue to provide our guests with a compelling merchandise assortment that incorporates the latest technological advances at attractive prices. We also intend to further develop our range of non-golf club product categories, such as balls, tees, golf bags, travel covers and cases, golf carts, gloves, clothing, golf and tennis shoes and gifts.

•	Enhance apparel offering. We intend to continue to increase our focus on apparel which provides attractive margins and a higher frequency of repeat purchases. We believe there is significant growth potential in apparel, particularly as we increasingly shift our product offering to premier brands and innovative products.

•	Target the female demographic. We have launched several initiatives to broaden our appeal to the underserved female golf enthusiast. As a result of increased media attention on women golfers, notably Michelle Wie, we believe that the female golfer demographic has grown. According to the National Golf Foundation, the number of core women golfers in the United States, defined as those playing at least eight rounds per year, was 2.5 million in 2004. While the number of core women golfers has remained steady during recent years, the number of occasional women golfers increased substantially from 2.9 million in 1998 to 4.4 million in 2004. In order to target women golfers we have enhanced our apparel offerings and introduced the “Drive” catalog, focusing solely on women golfers and their equipment and accessory needs, and the “Drive” portion of our Internet site that contains approximately 4,500 SKUs of women-specific products. We are also holding exclusive women’s promotions and events in our stores and are a retail sponsor of the Executive Women’s Golf Association.

•	Expand the tennis category. As a result of the popularity of both golf and tennis among similar demographic groups, we believe that tennis provides a business opportunity that complements our golf retail business. Tennis also reemphasizes our strategy to target the female consumer who may come into our store because of our tennis product offerings and be exposed to our golf offerings.

          Grow our direct-to-consumer channel. We believe that we are well-positioned in the golf industry to capitalize on the expected growth of Internet sales due to our best-in-class Internet site functionality, our 39-year history as a direct-to-consumer retailer and our ability to leverage inventory across our supply chain to fill orders. In addition, we believe that our catalogs are a key driver of our Internet sales growth. We currently mail more than 10 million catalogs to our guests annually. We have found that often our guests browse our catalogs and then proceed to place an order on-line. Our newest catalog, the Annual Buyer’s Guide, was launched in April 2005 and is designed to be the most extensive and informative catalog in the golf retail industry, featuring golf equipment and accessories and providing pictures and descriptions of many of the 12,000 SKUs offered. Together with our monthly club catalog, we believe that the Annual Buyer’s Guide will appeal to our highest spending and most passionate guest, the avid golfer. We also expect that our new tennis catalog, which will launch in August 2006 to coincide with the U.S. Open, will increase sales of our tennis products.
Store Operations
          We are the only coast-to-coast golf and tennis retailer in the United States. We opened our first golf store in 1992 and currently operate 52 stores in 13 states including in or around the following metropolitan areas:

Metropolitan Area	Location	Year Opened

Atlanta, Georgia	Duluth, Georgia	1997
	Kennesaw, Georgia	1998
	Buckhead, Georgia	2002
Austin, Texas	Austin (Headquarters), Texas	1996
	Austin (Arboretum), Texas	1998

Metropolitan Area	Location	Year Opened

Bay Area, California	San Francisco, California	2003
	Walnut Creek, California	2003
	Dublin, California	2003
	San Jose, California	2003
	Fremont, California	2003
	Palo Alto, California	2003
	San Carlos, California	2005
Chicago, Illinois	Schaumburg, Illinois	1997
	Highland Park, Illinois	1997
	Downers Grove, Illinois	1998
	Lincoln Park, Illinois	2002
Columbus, Ohio	Columbus, Ohio	1998
Dallas, Texas	Dallas (Midway), Texas	1996
	Plano, Texas	1998
	Arlington, Texas	1998
	Frisco, Texas	2004
Denver, Colorado	Westminster, Colorado	1996
	Denver, Colorado	1997
	Golden, Colorado	2005
Detroit, Michigan	Troy, Michigan	1999
	Northville, Michigan	1999
	Auburn Hills, Michigan	2003
Houston, Texas	Houston (North), Texas	1995
	Houston (Westheimer), Texas	1997
	Baybrook, Texas	2004
Los Angeles, California	Ontario, California	1999
	Woodland Hills, California	1999
	Pasadena, California	2002
	Santa Ana, California	2003
	El Segundo, California	2003
	Oxnard, California	2004
Miami, Florida	Hollywood, Florida	2005
Minneapolis, Minnesota	Minnetonka, Minnesota	1998
Orlando, Florida	Millenia, Florida	2004
	Altamonte Springs, Florida	2005
Philadelphia, Pennsylvania	Moorestown, New Jersey	2005
Phoenix, Arizona	Glendale, Arizona	1997
	Chandler, Arizona	1998
	Scottsdale, Arizona	2004
San Diego, California	Mission Valley, California	2004
Tri-State Area	East Northport, New York	2003

Metropolitan Area	Location	Year Opened

(New York, New Jersey	Norwalk, Connecticut	2003
and Connecticut)	Scarsdale, New York	2003
	Paramus, New Jersey	2004
	Livingston, New Jersey	2004
	Carle Place, New York	2005
	Bridgewater, New Jersey	2005
          Our stores are typically open from 10:00 am to 8:00 pm Monday through Friday, 9:00 am to 8:00 pm on Saturday and 11:00 am to 5:00 pm on Sunday.
          Our stores accounted for 72.3% of our net revenues in fiscal 2005, 69.0% in fiscal 2004 and 62.9% in fiscal 2003. From January 2003 to December 2005, we increased the number of our stores from 26 to 52.

Store Design
          We design our stores to provide an exciting, activity-based shopping environment that resonates with the golf and tennis enthusiast and highlights our extensive product offering. We have determined that our store concept is best suited to a 15,000 to 20,000 square foot format. We currently operate stores that are larger or smaller than our target range based on various earlier store concepts, acquired leases or available space in target markets. In the future we may determine to open new stores outside of this basic range depending on local market demographics and real estate prices and availability. For example, due to the high cost of real estate in the Tri-State area (New York, New Jersey and Connecticut), our stores are generally smaller in size. In our larger stores, we devote the additional space to more in-store activities, including partial flight driving ranges, and enhanced apparel and tennis offerings.
          We have designed our store layout to provide optimal variety and options for the golf enthusiast. Our unique activity-based shopping environment is designed to make our guests feel more comfortable with their purchasing decisions by allowing them to test the performance of many of our products before buying them. A typical Golfsmith store offers a full line of premier branded clubs, balls, apparel and accessories, as well as our proprietary branded products. Most of our stores also offer club components, clubmaking tools, supplies and on-site clubmaking, custom clubfitting and club repair services. Our stores incorporate technology, lessons and club demos in a range-like setting. All of our stores offer hitting areas, putting greens and ball launch monitor technology. Our larger stores provide a more expansive array of activity-based offerings including partial-flight indoor driving ranges and a wider assortment of demo clubs.
          We have entered into relationships with niche companies to enhance our guests’ club buying experience and to ensure that we meet the needs of golfers in all areas of their game. For example, our SmartFittm custom clubfitting programs incorporate Hot Stix® technology, which analyzes a guest’s swing and recommends the clubs and balls from our inventory that are best suited to that individual. We believe that this technology increases our guests’ satisfaction with their club purchases, fosters guest loyalty and reduces the likelihood of returns. Our license agreement with Hot Stix® Golf, Inc. is valid until May 2009 and provides us with limited exclusivity to the Hot Stix® trademark.
          In addition, a majority of our stores offer in-store golf lessons from a staff of PGA-certified teaching pros through our relationship with GolfTEC Learning Centers, a leading provider of golf lessons in the United States with over 128,000 individual lessons given in 2005. Through this relationship, we feature in-house PGA instruction using GolfTEC’s proprietary teaching system that applies digital video, motion analysis and ball-flight projection to help improve golfers’ swings. Under our arrangement with GolfTEC, the guest pays GolfTEC for the lesson and GolfTEC pays us rent based on the greater of its pro rata share of our rental expenses for that store or a percentage of its gross sales for that store. GolfTEC typically subleases a portion of a store ranging between 1,000 and 1,500 square feet.

New Store Site Selection
          We believe our specialty retail store concept has broad appeal and provides significant opportunity for new store expansion. We intend to selectively expand our store base in existing and new markets in locations that fit our selection criteria, which include:

•	demographic characteristics, such as a high number of avid golfers and above-average annual household incomes;

•	visibility from and access to highways or other major roadways;

•	the level of our penetration in a given market, either through our existing retail stores or our direct-to-consumer channel;

•	original equipment manufacturer information indicating that a location is within a top merchandising market;

•	proximity to a large metropolitan area;

•	presence and strength of competition;

•	the ability to obtain favorable lease terms; and

•	“Big Box” retail co-tenants that are likely to draw guests who we would otherwise target within the site’s relevant market.
          After we identify a potential site, we analyze demographic and competitive data to project store revenues and develop profitability forecasts. Once we approve a site, we negotiate lease terms and begin planning the appropriate store design and configuration for the particular location. We typically devote six weeks from the time we take possession of a store to its opening if the store is improved by the landlord, and 10 to 12 weeks if we use our own contractors to improve or build out the store.
          In our existing markets, we seek to add stores where the density of the market can sustain multiple store locations. By clustering stores within a major metropolitan area, we strive to take advantage of economies of scale in advertising, marketing, distribution and supervisory costs. We believe that this clustering strategy strengthens the penetration of our national brand within particular major metropolitan areas. In new markets, we look to expand in metropolitan areas that have historically been underserved by the golf retail industry or where we can capitalize on our competitive strengths.
Direct-to-Consumer
          Our direct-to-consumer channel consists of our Internet and catalog businesses. Through our direct-to-consumer distribution channel, we offer our guests a complete line of golf and tennis products, including equipment, apparel and accessories, as well as clubmaking components and tools. Our direct-to-consumer channel accounted for 25.7% of our net revenues in fiscal 2005, 28.5% in fiscal 2004 and 34.5% in fiscal 2003. The decrease in the percentage of our net revenues derived from our direct-to-consumer channel correlates with our increased number of stores and the related growth in net revenues.

Internet
          We offer over 33,000 golf and tennis products through our Internet site, www.golfsmith.com, which we began in 1997 and which was rated the number one Internet site for Golf eCommerce by Golf Datatech in 2003 (the last year the ranking was done). We also have 24 registered domain names that link to www.golfsmith.com. Our goal is to become the premier online destination for golf and tennis enthusiasts. We believe that we are well-positioned to capitalize on the projected growth in Internet sales.
          Through our leading Internet site, we seek to extend to the direct-to-consumer channel the innovative services offered in our stores. Our online SmartFitTM system allows our guests to custom fit their golf clubs to their personal specifications without having to leave the comfort of their home by providing step-by-step instructions to walk them through the online clubfitting process. We offer an in-

store pickup option for guests who want to order an item online but avoid the delivery expenses and waiting time. We also enable our guests to enter the zip code and locate the store nearest to them in which a selected item is in stock. Guests are provided with full access to our pre-owned club selection, including detailed information about the type of club and its condition. Guests can also use our Club Trade-In Program online to trade-in their used clubs and in exchange receive a merchandise credit for the value of the clubs. We also specifically cater to the woman golfer with the “Drive” section of our Internet site. In 2005, we added an extensive tennis section to our Internet site, including a detailed buyer’s guide to assist the tennis enthusiast in making his or her purchases.
          Our Internet site also offers advanced, user-friendly search functionality. Our guests can search for an item of apparel by a specific category, color, brand and material. For guests seeking personal follow-up, we have a call center staffed with trained caddies to guide them through their online experience.
          Our Internet site complements our retail stores and catalogs by building guest awareness of our brand and acting as an effective marketing vehicle for new product introductions, special product promotions and our proprietary branded products. We believe that our Internet site also drives traffic to our stores, as evidenced by the fact that one of the most used features on the Internet site is the store locator functionality.
          In the future, we intend to further leverage our Internet site through such initiatives as ensuring that natural Internet searches produce our Internet site as a result, and by offering our guests the opportunity to post a review of any product they have purchased from us. We also intend to increase both our “how-to-buy” content and content that is not specifically targeting product purchases, such as golf and tennis tips. We believe that these efforts will enable us to succeed in becoming the online destination for golf and tennis enthusiasts.

Catalogs
          We have a 39-year history as a catalog retailer and believe that we are the industry’s leading golf specialty catalog retailer by circulation. Our principal catalog publications are the “Golfsmith Consumer Catalog” and the “Golfsmith Clubmaking Catalog.” In 2005, we launched our first Annual Buyer’s Guide, which is designed to be the most extensive and informative catalog of golf-related equipment and accessories, providing pictures and descriptions of many of the 12,000 SKUs offered. We also launched our “Drive” catalog in 2005, to specifically target the underserved woman golfer. Our catalog titles are designed and produced by our in-house staff of writers, photographers and graphic artists. The monthly production and distribution schedule of our consumer catalogs permits us to introduce new products regularly and make price adjustments as necessary.
          We maintain one of the largest information databases in our industry containing approximately 2.5 million names of guests who have purchased our products since 2000 and other individuals who have requested to receive our periodic mailings. We have developed this database largely through our catalog and Internet site order processing and, to a lesser extent, through contests and point-of-sale data collection in our stores. We use statistical evaluation and selection techniques to determine which guest segments are likely to contribute the greatest revenues per mailing.
          In order to maintain the profitability of our catalogs in the future, we intend to focus specifically on profiling our customers to refine and optimize circulation based on purchasing behavior. In addition, in 2006 we intend to launch our tennis catalog to coincide with the U.S. Open as part of our efforts to continue to develop our catalogs as our brands and our products evolve. We believe this catalog will help enhance our relationship with core tennis enthusiasts.
Products and Merchandising
          We offer a broad assortment of golf and tennis brands and products, including our own proprietary brands, through our retail stores, catalogs and our Internet site. We generally price our products consistently across our channels. We also tailor the merchandise selection in our particular stores to meet the regional preferences of our customers. By providing a wide-ranging, in-depth assortment, we believe we will continue to attract the full spectrum of guests from recreational to avid golfers and tennis enthusiasts with buying interest across all price points.

Branded Products
          We are one of the largest retailers of premier branded golf merchandise. We believe that carrying a broad selection of the latest premier branded merchandise is critical to driving business with our highest-spending and most passionate guests, the avid golf and tennis player.
          Clubs. We carry a wide variety of premier branded golf clubs catering in particular to avid golfers who were responsible for 63% of all golf equipment purchases in the United States in 2002, according to the National Golf Foundation. In addition to the avid golfer demographic, we also have an extensive selection of clubs for recreational golfers and under-served guest segments including women and juniors. We believe there are significant opportunities to gain share in these underserved markets. The leading national golf club brands that we offer include Callaway®, Cobra®, Nike®, Ping®, TaylorMade®, Titleist® and Cleveland®.
          Apparel and footwear. We offer a range of golf and tennis apparel including shirts, sweaters, vests, pants, shorts and outerwear along with such accessories as jewelry, watches and leather goods. As a result of our competitive position within the golf retail industry and our continuing emphasis on our apparel and accessories categories, we are able to offer our customers such premier brands as adidas®, Callaway®, Greg Norman®, Nike® and Ping®. We also offer footwear for both golf and tennis for men, women and juniors from such top national brands as adidas®, Bite®, Callaway®, Ecco®, Etonic®, FootJoy®, Lady Fairway®, Nike® and Oakley®.
          Golf balls. We offer a broad range of nationally recognized golf ball brands including Bridgestone®, Callaway®, MaxFli®, Nike®, Titleist® and Top-Flite®. These premier branded golf balls provide our guests with the ability to select products that suit their desire for distance and control.
          Accessories. We provide an extensive range of golf and tennis accessories to support our guests’ golf and tennis activities including tees, sunglasses, cleaning and repair kits, towels, tennis bags, tennis strings and golf cart heaters. The premier brands of the accessories that we offer include Bushnell®, Coleman®, Head®, Nike®, Oakley®, Prince®, Team Effort® and Wilson®.
          Racquets. We offer a variety of premier national tennis racquet brands, such as Babolat®, Head®, Prince®, Völkl® and Wilson®.

Golfsmith Proprietary Brands
          Our proprietary trademarks and service marks include Golfsmith®, Black Cat®, Crystal Cat®, Killer Bee®, Lynx®, Parallax®, Predator®, Snake Eyes®, Tigress®, Zevo®, ASItm, GearForGolf tm and GiftsForGolftm. In fiscal 2005, our proprietary branded products accounted for $50.3 million of our net sales. We maintain proprietary merchandise in a number of categories including clubs, gloves, apparel, golf bags and shoes.
          Our proprietary brands provide high quality products at attractive prices and generally have higher gross margins than the non-proprietary branded products we offer. We control the product development of our proprietary brands through our internal research and development team, which stays on the cutting edge of product technology through constant interactions with our sophisticated and knowledgeable guests and custom clubmakers. In addition, through our proprietary branded products, we are able to appeal to custom clubmakers and enhance our status as equipment design experts. We believe that these capabilities provide a significant point of differentiation from our competitors.
          We believe that our balance between premier national brands and our own proprietary products provides us with a competitive advantage in the industry. We position our proprietary branded products to target a different customer base so as not to compete with the premier-branded merchandise that we offer.

While the premier branded merchandise we offer generally attracts avid golfers who are typically less value-conscious, our proprietary brands generally serve our more value-conscious guests. We are therefore able to maintain strong relationships with our OEMs while benefiting from the higher margins generally generated by our proprietary products. By maintaining an inventory of premier branded merchandise and our proprietary brands, we are able to supply our guests a broad assortment of products along a continuum of price points. We believe that in addition to representing an attractive source of revenues and profits, our portfolio of proprietary brands also enhances recognition of the “Golfsmith” national brand and differentiates us from our competitors.
          In the future, we intend to continue to develop our proprietary brands to increase our sales and enhance our margins. Our proprietary growth strategy also includes selective acquisitions of existing brands, where we believe such a brand would successfully contribute to our proprietary portfolio. For example, in 1998 we acquired the Lynx® brand of golf clubs which were used by Fred Couples when he won the Masters Golf Tournament in 1992 and by Ernie Els when he won the U.S. Open in 1994. In addition, we are looking to expand our proprietary products into the tennis industry, without directly competing with our vendors’ premier branded merchandise.

Club Components
          We offer a large selection of club components, including club heads (consisting primarily of our proprietary brands), shafts and grips, which differentiates us from our competitors and helps us attract and maintain strong relationships with our passionate clubmaking guests. The enthusiastic clubmaking guests include passionate hobbyists as well as professional clubmakers who view us as the source for all of their clubmaking needs. We have cultivated these relationships throughout our 39-year history in the golf industry. Due to our extensive history in clubmaking, we have access to the leading national brands in club components, including Aldila®, Fujikura®, Golf Pride®, Lamkin®, Royal Precision®, True Temper®, UST® and Winn®.
Innovative Customer Care Initiatives
          We offer our guests the following initiatives to foster their loyalty and promote confidence in their purchases:

•	90/90 Playability Guarantee. We believe that our playability guarantee provides us with a distinct competitive advantage. This initiative allows our guests to purchase and use certain clubs for up to 90 days. If a guest decides to return the clubs, we offer the guest a merchandise credit worth 90% of the price of the clubs. We are able to provide this service in part because of our ability to resell such clubs through our pre-owned club offerings, thereby minimizing the impact on our gross margins.

•	115% Price Guarantee. We offer a 115% low price guarantee that we believe to be the most aggressive guarantee in the industry, whereby we will refund 115% of the difference in purchase price if a guest notifies us within 30 days of purchase of a lower price offered by another authorized retailer.

•	Club Trade-Ins. Our Club Trade-In Program allows guests to receive a merchandise credit for their pre-owned clubs which can be applied toward the purchase price of new clubs or other products. Guests can trade-in their clubs at any store. Alternatively, our Internet site provides a step-by-step process for guests to grade their pre-owned clubs, determine their value and place an order for new clubs. The guest then sends the pre-owned clubs to us after receiving the new clubs. Our Club Trade-In Program is enhanced by periodic initiatives such as our National Trade-In Days program where guests are given additional value for bringing in their used clubs for an upgrade of equipment or accessories. We have also created a “blue book” for golf clubs so that our customers know in advance the expected trade-in price and can be assured consistent pricing across our channels. By providing an available market for our guests’ used clubs and reducing the cost of new clubs for many guests, we believe that our Club Trade-In Program assists us in developing new guest relationships and reduces the equipment replacement cycle. In addition, we sell the pre-owned clubs that we acquire through this program in our stores and through our Internet site to value-conscious guests.

•	Golfsmith Credit Card. To meet our guests’ needs, we offer our own proprietary credit card, which provides our qualified guests with flexible payment options for their Golfsmith purchases. As a result of our partnership with Wells Fargo, we do not bear any of the financing risk associated with this program.

•	Loyalty Program. In April 2006, we launched our Player Rewards program to attract, incentivize and retain guests that shop five or more times per year for either golf and tennis merchandise across all of our channels. The program will be free to all guests and will offer guests advance notice of sales and special events, exclusive invitations to VIP-only events, special pricing on select items, trade-in bonuses and coupons and discounts on select products and services.

          As part of our guest service philosophy, we also provide our guests with a number of innovative golf and tennis-related services, including the following:

•	SmartFit™ Custom Club Fitting Program. We offer guests the ability to custom fit their clubs through our SmartFitTM program. Through our SmartFitTM program, we customize premier and proprietary branded clubs to the guest’s physical profile (height, wrist-to-floor distance and hand size), swing speed and their desired game characteristics (trajectory, control and distance). We also have the ability to custom build a set of golf clubs from scratch using our clubmaking technology and components. Our SmartFittm program is available to our guests at every store, as well as through our Internet site and catalogs, which we believe differentiates us from our competitors.

•	Hot Stix® Precision Equipment Recommendation. We license Hot Stix® proprietary technology, which analyzes a guest’s swing and recommends the type of clubs and golf balls from our inventory that are best suited to that individual. We believe that this technology increases our guests’ satisfaction with their club purchases and fosters guest loyalty and potentially reduces product returns.

•	GolfTEC Learning Centers. Our relationship with GolfTEC Learning Centers, the nation’s leading provider of golf lessons with over 128,000 individual lessons in 2005, complements our outstanding caddy team. GolfTEC’s proprietary system features digital video, motion analysis and ball-flight projection to allow its staff of PGA-certified teaching pros to analyze our guest’s swing and compare it to a database of the swings of various professional golfers. In addition, GolfTEC provides software that enables guests to review their lesson, drills and instructor comments online. Guests’ participation in GolfTEC lessons drives traffic and sales within our stores as our guests buy lesson packages that encourage repeat visits to our store location. As of December 31, 2005, GolfTEC provided in-store golf lessons in 27 of our stores. During 2006, we plan to modify three of our existing stores to accommodate in-store golf lessons by GolfTEC.

•	Club Repair and Clubvantage Program. We offer repair services at all of our stores. In order to encourage guests to use these services, we offer two-year and three-year plans under our Clubvantage program that enable guests to cover the labor costs associated with re-gripping, re-shafting and repairing individual clubs or club sets for an upfront fee. The program provides additional benefits, such as an additional credit on any clubs that are traded-in and a savings certificate for the Harvey Penick Golf Academy.

•	Expert Racquet Stringing. As a member of the U.S. Racquet Stringers Association, we are able to offer our guests expert racquet stringing services. Our professionally trained Master Racquet Technicians have passed comprehensive tests to ensure their knowledge and understanding of racquet service. Our Master Racquet Technicians provide our guests with a full range of racquet services and answer their racquet-related questions.

Customer Service
          Our business is focused on the guest and we have a commitment to playing the role of caddy to our guests through our “caddy for life” philosophy. Through this guest services philosophy, we believe we have developed a culture that has enabled us to cultivate a strong and loyal customer base.
          In order to encourage a knowledgeable caddy team, we actively recruit golfing enthusiasts to serve as sales associates, because we believe that they bring enthusiasm to the shopping experience and are knowledgeable about the products they sell. We also target individuals with a strong retail background, because we believe a general understanding of retail sales is critical for marketing and selling our products.
          We emphasize product knowledge at both the hiring and training stages. As part of our interview process, we test each prospective sales associate for knowledge specific to the department in which he or she is to work. We also utilize a program designed to measure our sales associates’ productivity. This program allows us to identify stores in which customer service and managerial improvements are needed.
          One component of our caddies’ compensation is based on sales commissions, which we believe motivates them to learn more about our product and service offerings and to demonstrate and explain to our guests the features of our products and services. Our commission system is designed to ensure that our caddies focus on providing the products or services that are well suited to our guests. Like many retailers, we believe that this approach allows us to recruit and retain an educated and professional sales force that leads to a better guest experience.
Marketing and Advertising
          Our marketing and advertising programs are designed to promote our extensive selection of premier national brands as well as our own proprietary brands at competitive prices. Through our integrated marketing and advertising, we also emphasize our multi-channel business model by utilizing our in-store, catalog and Internet capabilities to promote our brand and advertise our innovative services and events.
          Historically, one of the most important customer demographics that we target has been the avid golfer who plays 25 or more rounds of golf per year. According to the National Golf Foundation, in 2002 the avid golfer accounted for 63% of all golf-related purchases. Our strategy is to broaden our focus and target more extensively certain demographics where we think opportunities for growth exist, including: (1) the moderate or recreational golfer, who is value-driven and value-conscious, (2) the woman golfer, who is part of a growing population and is value- and style-conscious, (3) the junior golfer, who represents a long-term customer segment, (4) the frequent tennis player, who plays tennis 21 or more times a year and represents 60% of all tennis purchases, and (5) the recreational tennis player, who has a social interest in the sport and is eager to learn.
          We employ a combination of print, broadcast, radio, direct mail, e-mail and billboard media, as well as in-store events, to drive awareness of our brand. In particular, on the local level we run newspaper advertisements to promote stores and store events. Our strategy of clustering stores in a particular market allows such local advertising techniques to be both successful and cost-effective. On the national level, we run printed advertisements in national magazines, such as Golf Digest®, Golf World and Golf for Women. In the past, we have run national advertisements on The Golf Channel® and local television advertisements in select markets to complement our direct marketing campaign. To manage costs and increase effectiveness, we have expanded the use of e-mail for direct marketing.
          The catalogs and magazines that we distribute throughout the year are also an important marketing tool. We mail more than 10 million catalogs annually. We believe that our catalogs drive online and in-store traffic and also expand recognition of the Golfsmith® brand.

          We employ additional marketing activities prior to key shopping periods, such as Father’s Day and Christmas, and in connection with specific sales and promotions. In particular, we hold various theme- or activity-based promotions throughout the year that drive additional traffic into our stores, including demonstration days, appearances by PGA golfers, tour vans and events focusing primarily on the female guest. To reinforce our multi-channel model, we coordinate these events across both our retail store and direct-to-consumer channels.
          In April 2006, we launched our Player Rewards loyalty program which we believe further fosters guest loyalty and also provide us with valuable market intelligence and purchasing information regarding our most frequent guests. We will use this information to focus our advertising efforts, encourage repeat shopping and communicate with our target customers.
          In 2006, we also intend to expand our marketing efforts for our tennis business. We believe there is a significant opportunity for growth in the tennis market. Like the golf market, currently the tennis market is fragmented with no national multi-channel specialty store leader. We intend to market tennis by expanding our national and local magazine advertising as well as launching our own tennis catalog. We also have plans to improve our in-store tennis environment along with broadening our assortment of merchandise. In addition, we will be launching a referral program featuring lessons with tennis professionals through the Professionals Tennis Registry.
Management Information Systems
          Our management information systems provide us with a network and applications that are reliable, scalable and easy to use, maintain and modify. Our management information systems are based on the Oracle ERP system with additional integrated state-of-the-art systems. This infrastructure fully integrates all major aspects of our business across all channels, improves our back-office capabilities, enhances management reporting and analysis capabilities through rapid access to data, lowers operating costs and improves and expands our direct marketing capabilities. We believe that these systems offer us the infrastructure necessary to support continued growth.
          Our in-store, point-of-sale system tracks all sales by category, style and item and allows us to routinely compare current performance with historical and planned performance. The information gathered by this system also supports automatic replenishment of inventory and is integrated into product buying decisions. The system has an intuitive, user-friendly interface that minimizes new user training requirements, allowing our caddies to focus on serving our guests.
          The majority of our hardware resides at our corporate headquarters. We have implemented redundant servers and communication lines to limit downtime in the event of power outages or other potential problems. System administrators and network managers monitor and operate our network operations and transactions-processing systems to ensure the continued and uninterrupted operation of our Internet site and transaction-processing systems. Our focus on reliability, availability and scalability has resulted in successful operations through our continued expansion of stores without any interruptions to our point-of-sale system during 2005.
Purchasing and Distribution
          Over our 39-year history in the golf business, we have developed relationships with many of the major equipment vendors in the industry. We have a diverse network of suppliers. In each of fiscal 2004 and 2005, three of our suppliers, Callaway Golf®, TaylorMade®/ adidas Golf®, and Acushnet® each supplied approximately 10% of our consolidated purchases. We source substantially all of our proprietary products from contract manufacturers in Asia, which manufacture our equipment according to our specifications. We do not have long-term supply contracts with our vendors and all of our orders are made on a purchase order basis. Due to our history of reliable payments to these vendors, many of them provide us with extended payment terms.

          We believe that the timing and volume of products we receive from our vendors, combined with our multi-channel model, allow us to provide an extensive offering of the latest golf technology, enabling our guests to test the latest equipment. This allows us to continue to attract avid golfers seeking the latest equipment.
          Our ability to centrally manage large quantity orders also makes us a preferred retailer for many of our vendors. Many of our vendors provide us with volume purchasing rebates if we reach certain order targets. Additionally, our ability to resell pre-owned equipment and purchase large quantities of the prior year’s models, called “power buys,” increases our visibility and solidifies our relationship with our vendors.
          As a result of our high volume of purchases, in 2005 we were able to initiate a co-operative advertising program pursuant to which the cost of marketing certain vendor’s products or services is reimbursed by the vendor. This program offers our vendors differentiated co-operative advertising opportunities due to our multi-channel business model and activity-based store environment. We work closely with our vendors to find co-operative opportunities, negotiate mutually beneficial terms, and drive improved operating performance. Along with “vendor buy-ins” to sponsor events, these cross-promotional arrangements have enabled us to expand our own marketing activities as a result of vendor reimbursement of marketing expenses related to their products. As our industry consolidates and we capture more market share, we believe that co-operative advertising agreements will continue to expand.
Distribution and Fulfillment
          We have developed a hybrid distribution system that combines our central warehouse and distribution infrastructure with the direct-ship expertise of the vendor community. This hybrid distribution model increases our flexibility to allocate inventory to stores on an as-needed basis, thereby improving our in-stock positions.
          We operate a 240,000 square foot distribution and fulfillment center in Austin, Texas which handles selected store inventory replenishment and substantially all direct-to-consumer order fulfillment requirements. Store inventory replenishment is accomplished using a warehouse management system that separates and collates shipments which are trucked to our stores by a third party dedicated fleet. We believe that our centralized distribution and fulfillment model provides a number of advantages including more timely replenishment of store inventory, better use of store floor space and the ability to participate in bulk purchases from our vendors. An additional benefit of our integrated platform is that shipments to our stores from our distribution center are less time-consuming to process than multiple shipments received from vendors directly at the store, which we believe provides us with a distinct advantage over our competitors without centralized distribution capabilities. For those vendors whose infrastructure supports direct shipment to retail locations, our hybrid system also allows for a direct-ship component.
          We dedicate 100,000 square feet of our distribution and fulfillment center to our direct-to-consumer shipping facility, which can handle over one million packages annually. This facility utilizes the latest technology, including an automated conveyor system that efficiently moves merchandise through the picking and shipping areas. While most direct-to-consumer orders are filled from this facility, our advanced information systems allow us to search store inventory if the distribution and fulfillment center is out of stock. If needed, pick tickets are automatically generated at the appropriate store, and store caddies ship the item directly to the guest. This capability allows us to optimize our use of inventory across our supply chain and increases order fill rates.
          We also have two smaller distribution facilities in Toronto, Canada and near London, England, from which we service our Canadian and European guests, respectively.
          We believe that our current distribution and fulfillment facilities will be adequate for our projected growth and foreseeable future demands over at least the next five years as we significantly expand our retail store base and our direct-to-consumer business.

International
          We work with a group of international agents and distributors to offer golf club components and equipment to clubmakers and golfers in selected regions outside the United States. In the United Kingdom, we sell our proprietary branded equipment through a commissioned sales force directly to retailers. Throughout most of Europe and parts of Asia and other parts of the world, we sell our products through a network of agents and distributors. Sales through our international distributors and our distribution and fulfillment center near London accounted for 1.5% of our revenues in fiscal 2005, 2.2% in fiscal 2004 and 2.3% in fiscal 2003.
Harvey Penick Academy
          In 1993, we partnered with Austin native and well-known golf instructor, the late Harvey Penick, to form the Harvey Penick Golf Academy. The academy has attracted over 20,000 students since its inception. We believe the academy helps contribute to sales at our adjacent Austin store. The academy accounted for approximately 0.2% of our net revenues in fiscal 2005, 0.3% in fiscal 2004 and 0.3% in fiscal 2003.
Industry Overview
          We estimate that the golf retail market that we target represented over $6 billion in sales in the United States in 2005. Over the last 35 years, the golf industry has realized significant growth in both participation and popularity. According to the National Golf Foundation, the number of rounds played in the United States grew from 266.0 million in 1970 to a peak of 518.4 million rounds played in 2000. This growth has been driven by the increased number of golf courses, greater television exposure to golf and golfing events and technological advances in golf equipment. More recently, however, there has been a slight decline in the number of rounds of golf played from the peak in 2000 to 499.6 million rounds in 2005, according to the National Golf Foundation. This decrease in rounds played over the last five years can be attributed to a variety of factors that have impacted recreational activities including the state of the nation’s economy, unfavorable weather conditions and reduced discretionary spending.
          Another key indicator for the strength of the golf industry is the total number of golfers. Total golfers as a percentage of the United States population has increased since 1970. In 2004, the National Golf Foundation determined the number of people who play golf in the United States had grown from 11.2 million (approximately 5.5%) in 1970 to 30.2 million in 2004 (approximately 10.3%). As of 2003, approximately 6.0 million of those golfers are categorized as avid golfers, who play 25 or more rounds per year.
          The golf industry has the following additional characteristics:

•	Increased access to and visibility of golf. The National Golf Foundation determined that golf course facilities have grown from 12,846 in 1994 to 16,057 in 2005. The PGA, LPGA, USGA, World Golf Foundation and others have introduced numerous programs designed to attract, develop and retain golfers, including offering discounted or free lessons to beginning golfers. In addition, the proliferation of professional and amateur golf events and accompanying media coverage and television exposure has further increased the visibility of the sport. As a result of several factors, including the launch of The Golf Channel® and the emergence of golf superstar Tiger Woods, advertising and promotions by equipment manufacturers have increased.

•	Fragmented market. The golf retail industry is highly fragmented relative to other retail industries, with no single golf retailer accounting for more than 6% of sales nationally in 2005. Specialty off-course retailers lead the retail channel for golf equipment and accessories, and we expect this trend to continue. This trend is driven in part by the ability of off-course retailers to offer a larger selection at competitive prices while offering customers putting greens, hitting areas and other amenities.

•	Favorable demographic growth. While participation rates have leveled off over the last four years, we expect a growth in participation rates over the next decade as the “baby boomer” generation ages and as more women participate. Golf is one of the few sports which people spend more time playing as they age. The United States Census Bureau estimated that there were approximately 78 million baby boomers in the United States in 2004. According to the National Golf Foundation, if baby boomers in the future behave as senior golfers, aged 60 and above, do today, the number of rounds played by this demographic will increase significantly. Today, baby boomers have a 12.5% participation rate and play an average of 20.5 rounds a year. If they behave like the current generation of senior golfers, their participation rate will drop over time to 9.7% but average rounds will rise to 39.6 per year. Additionally, the National Golf Foundation concluded that golfers over the age of 45 years spend a disproportionate amount on golf (including greens fees and other items outside our products and services). In addition, according to the National Golf Foundation, the number of women golfers has increased from approximately 5.4 million in 1998 to approximately 6.9 million in 2004, representing an increase of 28%. The average annual rounds played by women is very close to the average played by men.

•	High spending by avid golfers. According to the National Golf Foundation, in 2002 there were approximately 6.0 million avid golfers representing 23% of all golfers and responsible for driving approximately 63% of golf equipment sales. Avid golfers are interested in learning about and buying the latest equipment, upgrading putters and drivers with greater regularity than casual golfers. In addition, avid golfers and golfers who spend $1,000 or more on golf per year purchased more equipment from off-course golf specialty retailers in 2003 than any other channel. For these reasons, avid golfers are an important target customer group.

•	Technological cycles. Substantial technological advancements in equipment over the past decade have shortened product replacement cycles and increased prices. Significant advances have been achieved in club head, shaft and golf ball construction, design and materials. The recent popularity of utility or “hybrid” clubs, a category of clubs that combines elements of both woods and irons into their design are driving another product replacement cycle. The introduction of new and improved products, together with advertising and promotions by equipment manufacturers and retailers emphasizing the importance of proper equipment to one’s game, has encouraged golfers to change their equipment more frequently. Avid golfers, in particular, appear more willing to invest at the front-end of product cycles at or near the manufacturer’s recommended retail price.
Competition
          The golf industry is highly fragmented and competitive. We compete both in the off-course specialty retail segment and in the online and catalog retail segment. The off-course specialty retail segment is characterized by sales of a complete selection of golf equipment and apparel, a unified store image, favorable pricing and knowledgeable staff. The online and catalog retail segment is characterized by competitive pricing, shopping convenience and a wide product selection.
          Other off-course specialty retailers. Due to the highly fragmented nature of the golf industry, off-course specialty retail stores vary significantly in size, strategy and geographic location. Some focus on specific areas of the country, and some have focused more heavily on a single channel, being slow to develop into other channels of commerce or develop multi-channel expertise. Most of these retailers do not have any depth of in-store activity-based offerings such as PGA-certified professionals or advanced demonstration and trial facilities, nor do they offer proprietary products or club repair services. Our primary competitors in this category are Edwin Watts and Golf Galaxy®.
          Online and catalog retailers of golf equipment. Online and catalog retailers of golf equipment sell a wide selection of merchandise through the use of catalogs and the Internet. The products are competitively priced and the direct channel offers a certain convenience to consumers. However, catalog and Internet retailers are not able to offer hands-on product testing and fitting or the same depth of product understanding. These retailers’ single channel focus limits their ability for cross-channel marketing and sales as well as for cross-channel brand promotion. We have been building our brand online since the launch of our Internet site in 1997 and have maintained a commitment to a multi-channel approach. Our primary competitors in this category are The Golf Warehouse and Edwin Watts.
          Franchise and independent golf retailers. Franchise and independent golf retailers tend to be comprised of smaller stores with 2,000 to 5,000 square feet and generally are not positioned in major markets. Due in part to their more limited space and their position outside major markets, we believe these stores generally offer a less extensive selection of golf clubs, equipment, accessories and apparel. Many promote sales of their private label or lesser known brands. They also do not currently have PGA-certified professionals assisting guests or advanced demonstration and testing facilities. Our main competitors in this category include Nevada Bob’s, Pro Golf Discount and Golf USA®.
          On-course pro shops. On-course pro shops are located on-site at golf courses or on-site at other golf facilities such as driving ranges. These retailers have significantly smaller stores with which to offer merchandise. While these shops generally have PGA professionals on staff, they generally offer a less extensive selection of golf clubs and equipment, choosing to devote more of their limited space to showcasing apparel. These shops also do not offer advanced demonstrations or diagnostic or testing equipment such as ball launch monitors.
          Conventional sporting goods retailers. Conventional sporting goods retailers are generally large format 20,000 to 100,000 square feet stores that offer a wide range of sporting goods merchandise covering a variety of categories, including merchandise related to most professional sports. These stores apply a single store format to numerous specialty areas. Prices at these stores are generally competitive, but we believe that the limited space they devote to golf products restricts the breadth of their golf offering. These retailers often do not have full access to all of the leading national brands and to the full assortment of those brands’ lines. Most do not currently have PGA-certified professionals, advanced demonstration and trial facilities or club repair services. Our competitors in this category are Dick’s Sporting Goods® and The Sports Authority®.
          Mass merchants and warehouse clubs. These stores typically range in size from 50,000 to 200,000 square feet and above. These merchants and clubs offer a wide-range of products, but golf merchandise tends to represent a very small portion of their retail square footage and their total sales. We believe that their limited product selection and limited access to the range of leading national brands does not appeal to many golf enthusiasts. These stores also do not focus on services which address the needs of golfers specifically. Examples of such stores are Wal-Mart®, Target® and Costco®.
Facilities
          With the exception of the Austin store at our corporate headquarters, we lease all of our retail stores. All leased premises are held under long-term leases with differing provisions and expiration dates. Leases generally provide for monthly rentals, typically computed on the basis of a fixed amount. Three of our leases also provide for payments based on sales at those locations. Most leases contain provisions permitting us to renew for one or more specified terms.
          We own a 41-acre Austin, Texas campus, which is home to our general offices, distribution and fulfillment center, contact center, clubmaker training facility and the Harvey Penick® Golf Academy. The Austin campus also includes a golf testing and practice area.

          Details of our non-store properties and facilities are as follows:

	Size
Location	(sq. ft.)	Facility Type	Owned/Leased

Austin, Texas	60,000	Office	Owned
Austin, Texas	240,000	Distribution and Fulfillment Center	Owned
Austin, Texas	17 Acres	Driving Range and Training Facility	Owned
Toronto Canada	3,906	Direct-To-Consumer Order Fulfillment Facility	Leased
St. Ives, Cambridgeshire, England	15,900	Office, Warehouse and Shipping Facility	Leased
Proprietary Rights and Intellectual Property
          We are the registrant of, or have pending registrations for, over 90 trademarks and service marks in more than 25 countries including Golfsmith®, Black Cat®, Crystal Cat®, Killer Bee®, Lynx®, Parallax®, Predator®, Snake Eyes®, Tigress®, Zevo®, ASItm, GearForGolftm and GiftsForGolftm. We are also the owner of 25 registered domain names.
          We believe that our trademarks and service marks have important value and are integral to building our name recognition.
Employees
          We typically staff our stores with a general manager, up to two assistant managers and, on average, 15 to 20 full-time and part-time sales staff depending on store volume and time of year. As of December 31, 2005, we employed approximately 800 full-time and 530 part-time personnel. We generally supplement our workforce with seasonal full-time and part-time workers at peak times during our second and fourth quarters. None of our work force is unionized. We have not experienced any work stoppages, and we consider our relations with our associates to be good.
          We offer competitive wages, comprehensive medical and dental insurance, company-paid and supplemental life insurance programs, associated long-term and short-term disability insurance and a 401(k) plan to our full-time employees and some of our part-time employees.
Legal Proceedings
          We are involved in various legal proceedings arising in the ordinary course of conducting our business. We believe that the ultimate outcome of such matters, in the aggregate, will not have a material adverse impact on our financial position, liquidity or results of operations.

MANAGEMENT
Executive Officers and Directors
          The following table sets forth certain information about our executive officers and directors following the completion of this offering:

Name	Age	Position

James D. Thompson	43	Chief Executive Officer, President and Director
Virginia Bunte	40	Senior Vice President — Chief Financial Officer and Treasurer
Kenneth Brugh	55	Senior Vice President — Real Estate and New Business Development
Fred Quandt	36	Senior Vice President — Merchandising
David Pritchett	41	Senior Vice President — Retail Operations
Kiprian Miles	44	Vice President — Chief Information Officer
Jeff Sheets	46	Vice President — Research and Development
Matthew Corey	39	Vice President — Marketing
David Lowe	45	Vice President — Brands and Golf Instruction
Charles Shaw(1)	72	Chairman of the Board
Roberto Buaron	59	Director
James Grover(2)	34	Director
Noel Wilens(1)	43	Director
Thomas G. Hardy(2)	60	Director
James Long	63	Director
Lawrence Mondry	45	Director

(1)	Member of our nominating and compensation committee.

(2)	Member of our audit committee.
          James D. Thompson has served as our Chief Executive Officer, President and a director since October 2002. Prior to that, Mr. Thompson served as our Senior Vice President from September 2000 until October 2002. From August 1999 to September 2000, Mr. Thompson served as our Vice President — Merchandising, and from January 1999 to August 1999 he served as our Director of Brand Management. From 1998 to 1999, Mr. Thompson was responsible for home computing products for Circuit City. From 1995 to 1998, Mr. Thompson served as Senior Director, Business Solutions and in other management positions for CompUSA. From July 1993 until joining CompUSA in 1995, Mr. Thompson served as Vice President — Merchandising for Mr. Bulky Gifts and Treats, a shopping mall-based candy store. From January 1986 to July 1993, he served as national merchant and in other management positions for Highland Superstores, Inc.
          Virginia Bunte joined us in 1995 and has served as our Treasurer and Chief Financial Officer since January 2003 and as a Senior Vice President since February 2006. From 1995 to 2003, Ms. Bunte served in various positions with us including Assistant Controller, Controller and Vice President — Finance.
          Kenneth Brugh joined us in 1981 and became our Senior Vice President — Real Estate and New Business Development in February 2006. Between November 2004 and February 2006, Mr. Brugh was our Vice President — Retail and Real Estate. Prior to that, from October 2002 until November 2004, Mr. Brugh served as our Vice President — Operations. From 1981 to 2002, Mr. Brugh served in several positions with us including vice president, general manager and sales associate.

          Fred Quandt joined us in 1995 and became Senior Vice President — Merchandising in February 2006. Prior to that, from October 2002 to February 2006, he served as our Vice President — Merchandising. From 1995 until October 2002, Mr. Quandt served as Director of Merchandising and Divisional Merchandise Manager and in various other merchandising positions.
          David Pritchett joined us in 2006 as our Senior Vice President — Retail Operations. From 2001 to 2005, Mr. Pritchett served as the Senior Vice President of Store Operations at Galyans Trading Co., Inc. Prior to that, from March 1996 to May 2001, he was Director of Store Operations at Galyans.
          Kiprian Miles joined us in October 2002 as our Vice President — Chief Information Officer. From April 1999 until June 2002, Mr. Miles was responsible for technology decisions, information infrastructure and marketing and sales support systems as Vice President — Marketing Systems and Chief Architect, at Office Depot, Inc. From August 1997 to April 1999, Mr. Miles was Chief Architect at Alcoa Inc., where he was responsible for developing and managing the technology infrastructure.
          Jeff Sheets has served as our Vice President — Research and Development since April 2002. From June 1999 until April 2002, Mr. Sheets was responsible for product development at Wilson Sporting Goods. Mr. Sheets served as Director of Research and Development for Spalding/ Ben Hogan from July 1995 until February 1999 and for Founders Club from May 1991 until July 1995. Mr. Sheets initially began his career in the golf industry in October 1988 working on the PGA Tour as a fitting specialist and equipment technician for Brunswick Golf (now Royal Precision) and Founders Club until he moved into research and development.
          Matthew Corey joined us in November 2004 as our Vice President — Marketing. Prior to joining us, Mr. Corey served as Vice President — Marketing and eCommerce for The Bombay Company from April 2002 until November 2004, senior manager of marketing and operations, business development strategy and partnerships for The Home Depot, Inc. from October 1999 until February 2002 and served as analyst and manager of marketing and advertising for BellSouth Corporation from May 1997 until October 1999.
          David Lowe joined us in September 2004 and has been Vice President — Brands and Golf Instruction since May 2005. Mr. Lowe is responsible for proprietary brand development and management along with product strategy. From April 1997 to June 2004, Mr. Lowe was with Spalding Sports, most recently serving as Marketing Director for the Ben Hogan brand. From October 1985 to April 1997, Mr. Lowe held several management positions at Golfer’s Warehouse, a regional golf specialty retailer in the U.S. northeast.
          Charles Shaw became a director in October 2002. Mr. Shaw has been a Managing Director at First Atlantic Capital, Ltd. (“First Atlantic Capital”) since 2001. From 1997 to December 2000, Mr. Shaw was a senior advisor to First Atlantic Capital. He was a senior partner at McKinsey & Company, Inc. for twenty-five of his thirty-five year tenure which ended in 2000. In addition to consulting many Fortune 500 companies and their international equivalents, Mr. Shaw served on McKinsey’s board for eighteen years and held a variety of management positions worldwide. Also, he was deeply involved in investment activities at McKinsey as a trustee of the profit sharing retirement plan and as a member of the investment committee.
          Roberto Buaron became a director in October 2002. Mr. Buaron has been the Chairman and Chief Executive Officer of First Atlantic Capital since he founded the firm in 1989. From 1986 to 1989, Mr. Buaron was a senior partner with Overseas Partners Inc., a New York middle market private equity firm. From 1983 to 1986, Mr. Buaron was a First Vice President of First Century, Inc., and a general partner of its venture capital affiliate, First Century Partnership. Prior to joining First Century, Mr. Buaron was a partner of McKinsey & Company, Inc. During his nine-year tenure at McKinsey, Mr. Buaron counseled senior management at a number of Fortune 500 companies on improving their strategic position and operating performance.
          James Grover became a director in October 2002. Mr. Grover has been a principal at First Atlantic Capital since May 2004, and prior to that served as a Vice President with First Atlantic Capital from August 2000 until May 2004 and as an associate with First Atlantic Capital from July 1998 until August 2000. Prior to joining First Atlantic Capital in 1998, Mr. Grover was an associate and business analyst at New York Consulting Partners, Inc.
          Noel Wilens became a director in October of 2002. Mr. Wilens has been a Managing Director of First Atlantic Capital since May 2004. From May 2001 until May 2004, he was a principal at First Atlantic Capital. From October 1995 until May 2001, Mr. Wilens was a general partner of Bradford Equities Fund, L.L.C., a New York-based private equity firm focused on the acquisition of small and medium size U.S. industrial manufacturers and distributors. Mr. Wilens was also a principal of The Invus Group, Ltd., a private equity firm specializing in food industry acquisitions on behalf of European investors, from June 1987 until October 1995.
          Thomas G. Hardy became a director in October 2002. Mr. Hardy has served as an Operating Partner for an affiliate of First Atlantic Capital since August 2004. Mr. Hardy has been the Chairman of the Board of Trustees of the American University of Paris since May 2003 and a member of the Advisory Board of Main Street Resources, a private equity fund specializing in small and medium sized management buy-outs since May 2002. In 1985, Mr. Hardy was one of the founders of Trans Resources, Inc, a multinational manufacturer and distributor of chemicals and fertilizers, serving as its President and Chief Operating Officer from 1993 to 2000. From 1969 to 1984, Mr. Hardy was a management consultant with McKinsey & Company Inc, serving as a partner from 1976 to 1984.
          James Long became a director in October 2002. Mr. Long has been a Senior Advisor to First Atlantic Capital since January 1, 2005 and has been a Managing Director at First Atlantic Capital since 1991. Prior to joining First Atlantic Capital, Mr. Long was a managing director at Kleinwort Benson North America. From 1975 to 1989, Mr. Long was an Executive Vice President of Mergers, Acquisitions and Strategic Planning at Primerica Corporation (formerly American Can Company). From 1970 to 1975, Mr. Long was director of acquisitions for The Sperry and Hutchinson Company.
          Lawrence Mondry became a director in May 2005. Mr. Mondry was named Chief Executive Officer of CompUSA in December 2003. He had served as President of CompUSA Stores and Chief Operating Officer since March 2000. From December 1993 to March 2000, he served as Executive Vice President — Merchandising and, from 1990 to December 1993, as Senior Vice President and General Merchandise Manager. Prior to joining the CompUSA, from 1983 to 1990 Mr. Mondry was employed by Highland Superstores, Inc., where he served as Vice President and National Merchandise Manager from 1988 to 1990.
Corporate Governance
          After the completion of this offering, we may be a “controlled company” under the Nasdaq corporate governance rules. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. If available to us, we intend to rely on the “controlled company” exemption which eliminates the requirements that (1) a majority of our board of directors consist of independent directors, and (2) we establish a nominating committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purpose and responsibilities of the compensation committee.
          The “controlled company” exemption does not modify the independence requirements for our audit committee. Accordingly, within one year after the closing of this offering our audit committee will satisfy the independence requirements of the SEC and Nasdaq corporate governance rules. None of our directors are employees, other than our Chief Executive Officer, James D. Thompson.
          In the event that we do not qualify as a “controlled company” or cease to do so in the future, we will be required to have a majority of independent directors on our board of directors and to have our compensation and nominating committees be composed entirely of independent directors within one year of the date of this offering or the date that we lose our status as a “controlled company,” as the case may be.

Executive Officers and Directors
          Our current board of directors consists of eight directors, seven of whom were appointed by Atlantic Equity Partners III, L.P. (“Atlantic Equity Partners”). Currently, all of our directors hold office until the next annual meeting of our stockholders, or until the director’s successor has been duly elected. Upon the closing of this offering, existing rights of our stockholders to nominate directors will be terminated and we will enter into a new management rights agreement granting certain nominating rights to Atlantic Equity Partners. See “Certain Relationships and Related Party Transactions — Stockholders’ Agreement — Board Composition” and “Certain Relationships and Related Party Transactions — Management Rights Agreement.”
          Assuming that we remain a “controlled company,” we expect to add two additional independent directors to our board of directors within twelve months after the closing of this offering.
          Upon the closing of this offering, we will amend and restate our current certificate of incorporation and file such amended and restated certificate of incorporation with the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we may have up to 15 directors subject to an automatic reduction to nine directors if we cease to be a “controlled company.” Directors may be removed without cause. Our board of directors may appoint additional directors up to the maximum number permitted under our certificate of incorporation. Vacancies or newly created directorships on our board of directors may be filled by a vote of a majority of the directors then in office. Any director elected to fill a vacancy on the board, not resulting from an increase in the number of directors, will hold office until the next annual meeting of our stockholders, subject to the election and qualification of a successor and to such director’s earlier death, resignation or removal.
          Our executive officers are appointed and serve at the discretion of our board of directors. Our executive officers serve until their successors have been appointed or until they are removed by a majority vote of the board of directors.
Committees of the Board of Directors
          Our board of directors has established two standing committees: an audit committee and a compensation and nominating committee.
          Audit Committee. Under Nasdaq corporate governance rules, we are required to maintain an audit committee consisting of at least three directors, each of whom are financially literate and one of whom has accounting or related financial management expertise. Our audit committee members are required to meet independence standards set forth in rules of the SEC and Nasdaq.
          Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee which include:

•	retaining and terminating the company’s independent accountants, subject to stockholder ratification;

•	pre-approval of audit and non-audit services provided by the independent accountants; and

•	approval of transactions with office holders and controlling stockholders, as described above, and other related-party transactions.
          Our audit committee consists of our directors, James Grover, Thomas Hardy and           .           is an independent director under the rules of the SEC and Nasdaq and is our audit committee “financial expert” as such term is defined in Item 401(h) of Regulation S-K. Consistent with the rules of the SEC and Nasdaq, we will appoint a second independent director to our audit committee within 90 days of the closing of this offering and a third independent director to our audit committee within twelve months of the closing of this offering. Messrs. Grover and Hardy will cease to be members of our audit committee as such additional independent directors are appointed.

          Compensation and Nominating Committee. Our compensation and nominating committee consists of our directors, Charles Shaw, Noel Wilens and                     . Our board of directors has adopted a charter setting forth the responsibilities of the committee. The compensation and nominating committee is responsible for, among other things, (1) determining the compensation of our Chief Executive Officer and other executive officers, (2) administering our stock incentive and employee stock purchase plans, (3) reviewing and making recommendations to our board of directors with respect to incentive compensation and equity plans, (4) developing and recommending criteria for selecting new directors, (5) identifying and recommending to the board of directors individuals qualified to become executive officers, (6) supervising the selection and composition of committees of the board of directors and (7) handling such other matters that are specifically delegated to the compensation and nominating committee by the board of directors from time to time.
          No executive officer currently serves, or in the past has served, on the compensation committee or the board of directors of any other company of which any of the members of our compensation committee or any of our directors is an executive officer.
Code of Ethics and Code of Business Conduct and Ethics
          We have adopted a Code of Ethics for Senior Executives and Financial Officers. The Code of Ethics for Senior Executives and Financial Officers is applicable to our senior executive officers, including our Chief Executive Officer, Chief Financial Officer, Controller and all Vice Presidents. We have also adopted a Code of Business Conduct and Ethics which is applicable to all employees, including our directors and officers.
Director Compensation
          Other than Thomas G. Hardy, who is an operating partner of an affiliate of First Atlantic Capital, directors who are our employees or who are affiliated with First Atlantic Capital receive no compensation for service on the board. Each of our directors who is not an officer and who is affiliated with First Atlantic Capital receives reimbursement of reasonable and necessary costs and expenses incurred due to attendance at board meetings or for other travel undertaken on our behalf. Our outside director, who is not an officer and is not affiliated with First Atlantic Capital, receives a fee of $5,000 for each regular and special meeting of the board that he attends, in addition to reimbursement of reasonable and necessary costs and expenses incurred.
          We have entered into a consulting agreement with our director, Lawrence Mondry. See “Certain Relationships and Related Party Transactions — Consulting Agreement.”
Executive Compensation
          The following table sets forth summary information regarding compensation awarded to, earned by or accrued for services rendered to us in all capacities by our Chief Executive Officer and our four other most highly compensated executive officers for fiscal years 2003, 2004 and 2005. Our Chief Executive Officer and such other executive officers are collectively referred to as the “named executive officers.”

Summary Executive Compensation Table

					Long-Term
					Compensation
	Annual Compensation
					Securities
				Other Annual	Underlying
Name and Principal Position	Year	Salary	Bonus	Compensation(1)	Options(2)

James D. Thompson(3)	2005	$325,000	$243,750	$2,100	—
President and Chief	2004	314,615	—	3,637	—
Executive Officer	2003	297,000	—	3,561	400,000
Virginia Bunte(4)	2005	$181,500	$136,125	$5,445	—
Senior Vice President — Chief	2004	181,092	—	5,407	—
Financial Officer and Treasurer	2003	161,580	—	5,585	90,000
Kenneth Brugh(5)	2005	$200,000	$92,000	$—	—
Vice President — Real Estate	2004	200,000	—	—	—
and New Business Development	2003	200,000	—	—	90,000
Matthew Corey(6)	2005	$195,000	$78,000	$2,925	—
Vice President — Marketing	2004	24,643	51,967	—	90,000
	2003	—	—	—	—
Fred Quandt(7)	2005	$180,000	$82,800	$4,050	—
Senior Vice President —	2004	164,238	—	3,624	—
Merchandising	2003	125,000	—	3,168	90,000

(1)	Represents matching contributions made by us under our Retirement Savings Plan.

(2)	Represents grants of options to purchase shares of our common stock under the Golfsmith International Holdings, Inc. 2002 Incentive Stock Plan.

(3)	Mr. Thompson became our President and Chief Executive Officer in October 2002.

(4)	Ms. Bunte became our Senior Vice President — Chief Financial Officer and Treasurer in February 2006. Prior to that, Ms. Bunte was our Vice President — Chief Financial Officer.

(5)	Mr. Brugh became our Senior Vice President — Real Estate and New Business Development in February 2006. Prior to that, Mr. Brugh was our Vice President — Retail and Real Estate.

(6)	Mr. Corey became our Vice President — Marketing in November 2004.

(7)	Mr. Quandt became our Senior Vice President — Merchandising in February 2006. Prior to that, Mr. Quandt was our Vice President — Merchandising.
Stock Options
          We did not grant any stock options to our named executive officers during fiscal 2005 or to date in fiscal 2006. To date, we have not granted any stock appreciation rights.

          The following table sets forth information concerning the number of unexercised options held by our named executive officers as of December 31, 2005. All options were granted under our 2002 Incentive Stock Plan described below. All options listed below remain outstanding as of December 31, 2005. In accordance with each individual optionee’s vesting schedule, no options were exercisable as of December 31, 2005. All options vest over a seven-year period in increments depending on our financial performance. After seven years, all options become vested for optionees then employed by us.
Aggregated Option Exercises and Fiscal Year-End Option Values

			Number of Securities		Value of Unexercised
			Underlying Unexercised		in-the-Money
	Shares		Options at December 31, 2005		Options at December 31, 2005
	Acquired	Value
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

James D. Thompson			—	400,000
Virginia Bunte			—	90,000
Kenneth Brugh			—	90,000
Matthew Corey			—	90,000
Fred Quandt			—	90,000
Employment Agreements
          We have entered into employment agreements with James D. Thompson, our President and Chief Executive Officer, and Virginia Bunte, our Senior Vice-President — Chief Financial Officer and Treasurer. In addition, we have entered into employment agreements with Carl Paul and Franklin Paul.
          Under Mr. Thompson’s employment agreement entered into in October 2002, Mr. Thompson is our President and Chief Executive Officer with the powers normally and customarily associated with a President and Chief Executive Officer in a company of similar size and operating in a similar industry. The initial term of Mr. Thompson’s employment agreement is three years, with automatic successive one-year extensions unless terminated by either party. Mr. Thompson’s base salary was $325,000 for fiscal 2004 and fiscal 2005, with a possible annual bonus calculated based upon attainment of financial targets for that fiscal year. Mr. Thompson reports to our board of directors. Mr. Thompson is eligible to participate in our employee benefit plans including the 401(k) retirement savings plan, the disability plan, the health plan and the 2002 Incentive Stock Plan. Mr. Thompson receives stock options in our parent company at the discretion of our board of directors and subject to the terms and conditions of our 2002 Incentive Stock Plan. With respect to Mr. Thompson’s acts or failure to act during his employment, he will be entitled to indemnification from us and to liability insurance coverage, if any, on the same basis as our other employees or agents. The board of directors will have the right to terminate Mr. Thompson’s employment at any time with or without cause. If Mr. Thompson is terminated without cause, or he resigns for good reason as such term is defined in the employment agreement, he will be entitled to receive his earned but unpaid base salary plus 100% of his current total annual base salary and the earned bonus for the year of termination, prorated for the number of days employed. This obligation will remain in effect even if Mr. Thompson accepts other employment. Mr. Thompson will have the right to terminate his employment with us at any time with or without good reason. Should Mr. Thompson’s employment be terminated for cause, or if he resigns without good reason, he will have the right to receive only his earned but unpaid salary up to the date of termination. The board of directors will also have the right to terminate Mr. Thompson’s employment on or after the date he has a disability, as such term is defined in the employment agreement, and such termination will not be treated as termination without cause. While employed by us and thereafter until the end of the restricted period, as such term is defined in the employment agreement, Mr. Thompson may not be employed by or operate a competing business, as such term is defined in the employment agreement.
          Under Ms. Bunte’s agreement entered into in January 2003, Ms. Bunte is our Senior Vice President — Chief Financial Officer and Treasurer with the powers normally and customarily associated with such positions in a company of similar size and operating in a similar industry. The initial term of

Ms. Bunte’s employment agreement was one year, with automatic successive one-year extensions unless terminated by either party. Ms. Bunte’s base salary was $181,500 for fiscal 2004 and fiscal 2005, with an annual bonus based upon attainment of financial targets for that fiscal year. Ms. Bunte reports to our Chief Executive Officer. Ms. Bunte is eligible to participate in our employee benefit plans including the 401(k) retirement savings plan, the disability plan, the health plan and the 2002 Incentive Stock Plan described below. Ms. Bunte receives stock options at the discretion of our board of directors and subject to the terms and conditions of our 2002 Incentive Stock Plan described below. With respect to Ms. Bunte’s acts or failure to act during her employment, she will be entitled to indemnification from us and to liability insurance coverage, if any, on the same basis as our other employees or agents. The board of directors will have the right to terminate Ms. Bunte’s employment at any time with or without cause. If Ms. Bunte is terminated without cause, or she resigns for good reason as such term is defined in the employment agreement, she will be entitled to receive her earned but unpaid base salary plus 100% of her current total annual base salary and the earned bonus for the year of termination, prorated based on the number of days employed. This obligation will remain in effect even if Ms. Bunte accepts other employment. Ms. Bunte will have the right to terminate her employment with us at any time with or without good reason. Should Ms. Bunte’s employment be terminated for cause, or if she resigns without good reason, she will have the right to receive only her earned but unpaid salary up to the date of termination. The board of directors will also have the right to terminate Ms. Bunte’s employment on or after the date she has a disability, as such term is defined in the employment agreement, and such termination will not be treated as a termination without cause. While employed by us and thereafter until the end of the restricted period, as such term is defined in the employment agreement, Ms. Bunte may not be employed by or operate a competing business, as such term is defined in the employment agreement.
          Under the employment agreements for Carl Paul, who was one of our directors until March 2006 and is currently a stockholder, and Frank Paul, one of our stockholders, entered into in October 2002, each currently receives a base salary of $26,000 per year, with no provision for bonus payments. The initial term of each of the agreements was one year, with automatic successive one-year extensions unless terminated by either party. Each acts as a senior advisor to Golfsmith’s Golf Club Components Division and renders services on an “as needed” basis, as mutually agreed upon by the parties. Each will be eligible to participate in certain specified employee benefit plans. With respect to either Carl Paul or Frank Paul’s acts or failure to act during his employment, each will be entitled to indemnification from us and to liability insurance coverage, if any, on the same basis as our other employees or agents. The board of directors may terminate the employment of Carl Paul or Frank Paul, without liability, at any time with or without cause, and either may resign from his position at any time. Upon termination or resignation of either Carl Paul or Frank Paul, or both, we are only obligated to pay any earned but unpaid salary, if any, up to the date of termination. While each is employed by us and thereafter until the end of the restricted period, as such term is defined in the employment agreement, neither Carl nor Franklin Paul may be employed by or operate a competing business, as such term is defined in their respective employment agreements.
Employee Benefit and Stock Plans

2006 Incentive Compensation Plan
          Prior to the closing of this offering, we intend to adopt a 2006 Incentive Compensation Plan (the “2006 Plan”) to become effective immediately prior to this offering. The 2006 Plan is intended to further our success by increasing the ownership interest of certain of our employees, directors and consultants in our company and to enhance our ability to attract and retain employees, directors and consultants. This is a summary of the 2006 Plan. You should read the text of the 2006 Plan filed as an exhibit to the registration statement of which this prospectus is part for a full statement of the terms and provisions of the 2006 Plan.
          We may issue up to                      shares of common stock, subject to adjustment if particular capital changes affect the common stock, upon the exercise or settlement of stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, performance unit awards, performance share awards, cash-based awards and other stock-based awards granted under the 2006 Plan. The shares of common stock that may be issued under the 2006 Plan may be either authorized and unissued shares or previously issued shares held as treasury stock. As of the closing of this offering, no options or other awards will have been granted under the 2006 Plan.
          A stock option is the right to purchase a specified number of shares of common stock in the future at a specified exercise price and subject to the other terms and conditions specified in the option agreement and the 2006 Plan. Any stock options granted under the 2006 Plan are either “incentive stock options,” which may be eligible for special tax treatment under the Internal Revenue Code of 1986, or options other than incentive stock options (referred to as “nonqualified stock options”), as determined by the Compensation Committee and stated in the option agreement. The exercise price of each option granted under the 2006 Plan is equal to or greater than the fair market value of our common stock at the time of grant, as determined by the Compensation Committee (except for any options granted under the 2006 Plan in substitution or exchange for options or awards of another company involved in a corporate transaction with us or a subsidiary, which will have an exercise price that is intended to preserve the economic value of the award that is replaced). The exercise price of any stock options granted under the 2006 Plan may be paid in cash, shares of our common stock already owned by the option holder or any other method that may be approved by the Compensation Committee, such as a cashless broker-assisted exercise that complies with law.
          SARs may be granted under the 2006 Plan alone or together with specific stock options granted under the 2006 Plan. SARs are awards that, upon their exercise, give a participant the right to receive from the company an amount equal to (1) the number of shares for which the SAR is exercised, multiplied by (2) the excess of the fair market value of a share of the common stock on the exercise date over the grant price of the SAR. The grant price of each SAR granted under the 2006 Plan is equal to or greater than the fair market value of our common stock at the time of grant, as determined by the Compensation Committee (except for any SARs granted under the 2006 Plan in substitution or exchange for awards of another company involved in a corporate transaction with us or a subsidiary, which will have a grant price that is intended to preserve the economic value of the award that is replaced). A SAR may be settled in cash, shares or a combination of cash and shares, as determined by the Compensation Committee. A SAR granted with an option will be exercisable and terminate when the related option is exercisable and terminates. Such an option will no longer be exercisable to the extent that the holder exercises the related SAR. Likewise, a SAR will not be exercisable to the extent that the related option is exercised.
          Restricted stock awards are shares of common stock that are awarded to a participant subject to the satisfaction of the terms and conditions established by the Compensation Committee. Until such time as the applicable restrictions lapse, shares of restricted stock are subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the participant who holds those shares. Restricted stock units are denominated in units of shares of common stock, except that no shares are actually issued to the participant on the grant date. When a restricted stock unit award vests, the participant is entitled to receive shares of common stock, a cash payment based on the value of shares of common stock or a combination of shares and cash.
          Performance units, performance shares and cash-based awards granted to a participant are amounts credited to a bookkeeping account established for the participant. A performance unit has an initial value that is established by the Compensation Committee at the time of its grant. A performance share has an initial value equal to the fair market value of a share of the common stock on the date of grant. Each cash-based award has a value that is established by the Compensation Committee at the time of its grant. Whether a performance unit, performance share or cash-based award actually will result in a payment to a participant will depend upon the extent to which performance goals or other conditions established by the Compensation Committee are satisfied. After a performance unit, performance share or cash-based award has vested, the participant will be entitled to receive a payout of cash, shares of common stock or a combination thereof, as determined by the Compensation Committee.

          Other stock-based awards are valued in whole or in part by reference to, or otherwise based on, shares of common stock. The form of any other stock-based awards will be determined by the Compensation Committee, and may include a grant or sale of unrestricted shares of common stock. Other stock-based awards may be paid in shares of common stock or cash, according to the award agreement.
          The Compensation Committee may provide for the payment of dividend equivalents with respect to shares of common stock subject to an award, such as restricted stock units, that have not actually been issued under that award.
          The Compensation Committee will administer the 2006 Plan. The Board of Directors may, subject to any legal limitations, exercise any powers or duties of the Compensation Committee concerning the 2006 Option Plan. The Compensation Committee will select eligible employees, directors and/or consultants of us and our subsidiaries or affiliates to receive options or other awards under the 2006 Plan and will determine the number of shares of common stock covered by those options or other awards, the terms under which options or other awards may be exercised (however, options generally may not be exercised later than 10 years from the grant date of an option) or may be settled or paid, and the other terms and conditions of options and other awards under the 2006 Plan in accordance with the provisions of the 2006 Plan. Holders of options, SARs, unvested restricted stock and other awards may not transfer those awards, unless they die or, except in the case of incentive stock options, the Compensation Committee determines otherwise.
          If we undergo a change of control, as defined in the 2006 Plan, all outstanding options, SARs and other awards immediately become fully vested and, if applicable, exercisable, and the Compensation Committee may adjust outstanding awards by substituting stock or other securities of any successor or another party to the change in control transaction, or cash out outstanding options, SARs and other awards, in any such case, generally based on the consideration received by our shareholders in the transaction.
          Subject to particular limitations specified in the 2006 Plan, the Board of Directors may amend or terminate the 2006 Plan, and the Compensation Committee may amend awards outstanding under the 2006 Plan. The 2006 Plan will continue in effect until all shares of the common stock available under the 2006 Plan are delivered and all restrictions on those shares have lapsed, unless the 2006 Plan is terminated earlier by the Board of Directors. No awards may be granted under the 2006 Plan on or after the tenth anniversary of the date of this offering.

2002 Incentive Stock Plan
          In 2002, we adopted our 2002 Incentive Stock Plan (the “2002 Plan”). Under the 2002 Plan, certain employees, members of our board of directors and third party consultants may be granted options to purchase shares of our common stock, stock appreciation rights and restricted stock grants. The exercise price of the options granted was equal to the value of our common stock on the grant date. Options are exercisable and vest in accordance with each option agreement. As of February 28, 2006, we had outstanding options to purchase 1,995,223 shares of our common stock under this plan. Following the adoption of our 2006 Plan, we do not intend to grant any more options under our 2002 Plan, although options previously granted under the 2002 Plan will remain outstanding and subject to its terms.
          Options, stock grants and stock appreciation rights granted under the plan will accelerate and become fully vested in the event we are acquired or merge with another company. In addition, our board of directors may, upon a change in control, cancel the options, stock grants or stock appreciation rights, but only after providing the optionees or grantees with a reasonable period to exercise his or her options or stock appreciation rights or take appropriate action to receive stock subject to any stock grants. Under the plan, our board of directors will not be permitted, without the adversely affected optionee’s or grantee’s prior written consent, to amend, modify or terminate our stock plan if the amendment, modification or termination would impair the rights of optionees or grantees. The plan will terminate in 2012 unless terminated earlier by our board of directors.

Management Incentive Plan
          Since 2004, we have had a Management Incentive Plan. Under this plan, we agree to pay specific bonuses to eligible management employees based upon their individual and company-wide performance. The bonuses are payable within 90 days of the end of the applicable measurement period. We plan to offer this plan for 2006 as well.

401(k) Plan
          We have a retirement savings plan which permits eligible employees to make contributions to the plan on a pretax basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. For employees that satisfy certain eligibility requirements, we make a matching contribution of 50% of the employee’s pretax contribution, up to 6% of the employee’s compensation, in any calendar year.

Severance Pay Plan
          In August 2004, we established a plan to provide severance benefits to our employees should their employment with us be terminated without cause and unrelated to a sale of a division or subsidiary (unless he or she had no reasonable opportunity to continue being employed by such division or subsidiary after such sale), or as otherwise determined by the committee administering the plan. Under the terms of the plan, an employee is entitled to an amount which is calculated based upon his or her:

•	current position (Senior Vice President, Vice President, director or manager, or other full time employee);

•	current salary; and

•	length of service with us.
          The plan is administered by a severance pay plan committee appointed by our Chief Executive Officer. This committee determines eligibility for severance benefits, including determination of employment status and length of service. The committee may also amend the terms of the severance plan or terminate it at any time.
Limitations of Liability and Indemnification Matters
          Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursements for expenses incurred arising under the Securities Act.
          Our amended and restated certificate of incorporation, to become effective upon the closing of this offering, includes a provision eliminating personal liability of our directors for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the Delaware General Corporation Law as it now exists or as it may be amended. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived improper personal benefit.
          Any amendment to or repeal of these provisions will not adversely affect any right or protection of our directors in respect of any act or failure to act occurring prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide further limitation on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.
          Our amended and restated bylaws authorize us to indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.
          In addition, prior to the completion of this offering we intend to enter into separate indemnification agreements with each of our directors and executive officers.
          There is currently no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Merger Agreement
          In September 2002, we entered into an agreement and plan of merger with Golfsmith International, Inc. (“Golfsmith”) and our wholly-owned subsidiary BGA Acquisition Corporation. Pursuant to the merger agreement, BGA Acquisition Corporation merged with and into Golfsmith, with Golfsmith remaining as the surviving corporation. We were formed by Atlantic Equity Partners III, L.P. (“Atlantic Equity Partners”), a limited partnership managed by First Atlantic Capital, Ltd. (“First Atlantic Capital”), a private equity investment firm. We were formed solely for the purpose of completing the merger and had no operations, assets or properties prior to the merger. In connection with the merger, Atlantic Equity Partners contributed $50.0 million in return for approximately 79.7% of our common stock on a fully diluted basis. Our stockholders prior to the merger, including members of our management, received in the merger in the aggregate 20.3% of our common stock on a fully diluted basis.
          The merger agreement provided for both pre- and post-closing adjustments of the per share merger consideration based on the difference between expected and actual amounts of assets and liabilities, as detailed in a statement of working capital of Golfsmith. In accordance with this provision, on May 20, 2003, the parties determined that an adjustment in the merger consideration of $25,000 was payable to us based on the post-merger review of Golfsmith’s working capital. This amount was paid out of an escrow account on June 20, 2003.
          Pursuant to the merger agreement, we agreed to indemnify and hold harmless the selling stockholders and optionholders of Golfsmith from and against any and all losses incurred by them in connection with an inaccuracy in any representation or warranty given by us, any breach of any covenant or with respect to the operation or control of the business of Golfsmith following the closing date. In addition, the selling stockholders agreed to indemnify and hold us harmless up to $6.25 million from and against any and all losses in connection with any inaccuracy in any representation or warranty given by them, any breach of any covenant or fraud by Carl Paul, Franklin Paul and the then Chief Financial Officer of Golfsmith.
          Concurrently with the closing of the merger, we entered into an escrow agreement whereby $6.25 million of the merger consideration was placed into an escrow account to cover amounts owed by the selling stockholders to us as post-closing payments or in connection with our indemnification by the selling stockholders. On July 24, 2003, the selling stockholders paid approximately $1.1 million to us in the escrow account for the repayment of certain obligations owed by them. In accordance with the escrow agreement, on April 15, 2004, the remaining approximately $5.1 million held in the escrow account was disbursed to the selling stockholders.
Management Consulting Agreement
          In connection with our acquisition by Atlantic Equity Partners in October 2002, we entered into a management consulting agreement with First Atlantic Capital, pursuant to which First Atlantic Capital agreed to advise us on management matters. In particular, First Atlantic Capital agreed to provide advisory services related to proposed financial transactions, acquisitions and other senior management matters related to the business, administration and policies of both companies upon the terms and subject to the conditions set forth in the management consulting agreement. As consideration for its management consulting services, we agreed to pay First Atlantic Capital an annual fee of up to $0.6 million, payable in advance, in equal monthly installments on the first day of each month, commencing in October 2002 and ending in October 2012. We also agreed to reimburse First Atlantic Capital for all out-of-pocket expenses and other disbursements incurred by it or its directors, officers, employees or agents in furtherance of its obligations under the agreement. We paid to First Atlantic Capital under the management consulting agreement, for all fees and expenses, $0.7 million in fiscal 2005, $0.6 million in fiscal 2004 and $0.8 million in fiscal 2003.

          In addition, as consideration for the services provided in connection with the transactions contemplated by the merger agreement, we paid First Atlantic Capital a closing fee of $1.3 million and reimbursed First Atlantic Capital for all out-of-pocket expenses and other disbursements incurred by it or any of its directors, officers, employees or agents. Under the management consulting agreement, First Atlantic Capital may receive additional fees from us, including in connection with future acquisitions, dispositions or debt or equity financings. Such additional fees will not exceed an amount equal to: (1) in the case of a transaction involving less than $50.0 million in total enterprise value, 2% of such total enterprise value, (2) in the case of a transaction involving $50.0 million or more but less than $100.0 million in total enterprise value, $1.0 million, and (3) in the case of a transaction involving $100.0 million or more in total enterprise value, 1% of such total enterprise value. With respect to a transaction involving a sale of our business, First Atlantic Capital will be paid a fee equal to 1% of the total enterprise value of our company.
          Under the management consulting agreement, we agreed to indemnify and hold First Atlantic Capital and its directors, officers, employees, agents and affiliates harmless from and against any and all claims of any kind related to its performance of its duties under the management consulting agreement, other than those of the foregoing that result from First Atlantic Capital’s gross negligence or willful misconduct.
          The management consulting agreement terminates on October 15, 2012, but is automatically extended annually unless notice to the contrary is given by either party. The agreement will automatically terminate if Atlantic Equity Partners and its affiliates collectively own less than 50% of our outstanding shares of common stock. In addition, the agreement will terminate upon an initial public offering of our common stock if the underwriters require that it be terminated.
          We and First Atlantic Capital intend to terminate the management consulting agreement upon the closing of this offering, and we will pay First Atlantic Capital a termination fee of $3.0 million. First Atlantic Capital will receive no other fees from us in connection with this offering or in connection with the management consulting agreement. We have agreed to reimburse First Atlantic Capital for expenses incurred in connection with meetings between representatives of First Atlantic Capital and us in connection with First Atlantic Capital’s investment in us.
Stockholders Agreement
          Concurrently with the closing of the merger, we entered into a stockholders agreement with Atlantic Equity Partners and certain members of our management owning our equity securities, including James Thompson, Virginia Bunte, Ken Brugh, Fred Quandt, Carl Paul, Franklin Paul (the “Management Stockholders”) and the remainder of our stockholders following the merger.

Registration Rights
          Under the stockholders agreement, Atlantic Equity Partners is entitled to require us to file a registration statement for the sale of our common stock held by them. There is no limitation on the number of such registrations that First Atlantic Capital may request, and we do not have the ability to delay the filing or effectiveness of any such registration statements.
          In the event that Atlantic Equity Partners requests us to register its shares for sale to the public, the other Management Stockholders are entitled to request that we include their shares in the offering. In the event that the managing underwriter for such an offering advises us that marketing restrictions require a limitation on the number of shares to be included in the offering, the shares to be included will consist of, first, the shares that First Atlantic Capital requested us to register, and second, the shares that the Management Stockholders requested us to register.
          In the event that we register our shares for sale to the public, both Atlantic Equity Partners and the Management Stockholders are entitled to request that we include their shares in the offering. In the event that the managing underwriter for such an offering advises us that marketing restrictions require a limitation on the number of shares to be included in the offering, the shares to be included will consist of, first, the shares that we request to register, second, the shares that Atlantic Equity Partners requested us to register, and third, the shares that the Management Stockholders requested us to register.
          In addition, Atlantic Equity Partners or Franklin Paul and Carl Paul, may request that we register their shares on a Form S-3, including for a shelf-registration. Such request may be made no more than once every six months and must be in respect of shares with an aggregate market value of not less than $1.0 million. The stockholders agreement does not contain any provision permitting us to suspend the effectiveness of any shelf registration statement.
          We are required to bear all costs associated with the foregoing registrations, other than underwriting discounts and commissions.

Provisions Regarding our Shares
          Pursuant to the stockholders agreement, the Management Shareholders and Atlantic Equity Partners were subject to certain right of first refusal and co-sale provisions. In addition, all stockholders were required to consent to a sale of our company following approval by our board of directors and Atlantic Equity Partners. Furthermore, under the stockholders agreement, Atlantic Equity Partners and Carl Paul and Franklin Paul have the right to participate in the issuance and sale by us of new shares of our common stock or equity securities. These preemptive rights do not apply to this offering. Following the closing of this offering, all of the foregoing provisions regarding our shares will terminate.

Board Composition
          Pursuant to the stockholders agreement, each stockholder agreed to vote their shares in favor of certain board nominees. For so long as Carl Paul, Franklin Paul and their families hold more than 50% of their shares of our common stock issued to them in October 2002, they are entitled to nominate either Carl Paul, Franklin Paul or another member of their family to our board of directors. For so long as Atlantic Equity Partners holds more than 25% of the voting capital stock of our company, it is entitled to nominate all of our other directors. These nomination and voting rights will terminate upon the closing of this offering, although each director appointed pursuant to these rights will continue to serve until our next general annual stockholder meeting, subject to such director’s earlier death, resignation or removal.
Management Rights Agreement
          We and Atlantic Equity Partners intend to enter into a management rights agreement immediately prior to the closing of this offering.
          In the event that we are not, or we cease to be, a “controlled company” because Atlantic Equity Partners does not own more than 50% of our outstanding common stock, and we are required by Nasdaq National Market regulations to have a majority of independent directors on our board of directors, to the extent necessary, the board of directors will simultaneously be reduced or increased, as the case may be, in size to nine directors. This reduction or increase would be effective immediately following the first annual or special meeting of our stockholders where directors are to be elected (a “Director Election”) or effective immediately upon board action by written consent. The board shall remain at this size until the first Director Election after the date that Atlantic Equity Partners holds less than 10% of our outstanding common stock.
          For so long as Atlantic Equity Partners continues to hold more than 35% of our outstanding common stock, it shall retain the right to designate four nominees for election to our board of directors, subject to compliance with the Nasdaq National Market regulations, one of which may be our Chief Executive Officer. If Atlantic Equity Partners continues to hold (1) less than 35% but at least 25% of our outstanding common stock, it will retain the right to designate three director nominees, (2) less than 25% but at least 15% of our outstanding common stock, it will retain the right to designate two director nominees and (3) less than 15% but at least 10% of our outstanding common stock, it will retain the right to designate one director nominee, and in each case, Atlantic Equity Partners will cause such number of directors nominated by Atlantic Equity Partners to resign as would be necessary to make the number of remaining directors correspond with Atlantic Equity Partners’s designation rights unless our Board decides that any such directors should continue to serve on our board of directors. Once Atlantic Equity Partners holds less than 10% of our outstanding common stock, it shall have no right to designate directors. Pursuant to the management rights agreement, for so long as Atlantic Equity Partners owns any shares of our common stock, Atlantic Equity Partners shall have the right to nominate a non-voting observer to attend board or committee meetings of us and our subsidiaries, subject to such observer signing a confidentiality undertaking with us.
          To the extent permitted by applicable law, Atlantic Equity Partners will have the right to include in any committee of our board of directors, or the board of directors or any committee of the board of directors of any of our subsidiaries, a number of directors equal to or greater than the proportion of directors nominated by Atlantic Equity Partners to our board of directors at that time.
Consulting Agreements
          In June 2005, we entered into a consulting agreement with Lawrence N. Mondry, one of our directors, that will terminate in June 2008 or upon 30 days’ written notice by either party. Under the agreement, Mr. Mondry has agreed to make himself available to us to provide 10 days of management consulting services relating to our retail operations and organization during each calendar year of the consulting agreement. In consideration for these services, we have agreed to pay Mr. Mondry $2,000 for each business day on which services are performed and to reimburse his reasonable out-of-pocket expenses. We paid Mr. Mondry an aggregate of $33,000 in fiscal 2005 for services provided to us under this agreement. The agreement has an initial term of three years and may be terminated upon 30 days’ prior written notice by either party.
          On April 5, 2006, we entered into a consulting agreement with Thomas Hardy, one of our directors, that will terminate on December 31, 2006. Pursuant to the terms of the consulting agreement, Mr. Hardy will provide us with management consulting services related to our retail operations and organization. We will pay Mr. Hardy $25,000 upon completion of the consulting services described.
Agreement to Provide Health Benefits to Our Founders
          In connection with our acquisition by Atlantic Equity Partners, we agreed to amend our group health plan so that Carl Paul and Franklin Paul, our founders, will continue to be eligible to participate in our health plan on the same basis as full-time employees. We report these benefits under the plan as non-taxable benefits, based on our determination that such reporting is permissible. Neither we nor Carl Paul or Franklin Paul have agreed to indemnify the other party for any losses that either of us may suffer as a result of this tax reporting or the amendment to the plan.
Stock Option Grants
          See “Management — Stock Options” for a description of certain stock option grants to our executive officers.
Employment Agreements
          We have entered into employment agreements with James D. Thompson, our President and Chief Executive Officer, and Virginia Bunte, our Senior Vice President — Chief Financial Officer and Treasurer. In addition, we have entered into employment agreements with Carl Paul, a director and stockholder of our company, and Franklin Paul, a stockholder of our company, to provide advisory services. See “Management — Employment Agreements” for a description of these agreements.
Indemnification Agreements and Liability Insurance
          We have entered into indemnification agreements with each of our directors and executive officers and will have purchased directors’ and officers’ liability insurance, appropriate for a public company, prior to the completion of this offering. The indemnification agreements and our amended certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Management — Limitations of Liability and Indemnification Matters.”

PRINCIPAL STOCKHOLDERS
          The following table sets forth information regarding the beneficial ownership of our common stock as of February 28, 2006 by:

•	each of our executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each person known to us to be a beneficial owner of more than 5% of our outstanding common stock.
          Beneficial ownership is determined under the rules of the SEC. These rules deem common stock subject to options, warrants or rights currently exercisable, or exercisable within 60 days, to be outstanding for purposes of computing the percentage ownership of the person holding the options, warrants or rights or of a group of which the person is a member, but they do not deem such stock to be outstanding for purposes of computing the percentage ownership of any other person or group. All shares indicated below as beneficially owned are held with sole voting and investment power except as otherwise indicated. Certain of our stockholders are parties to a stockholders agreement that contains certain voting agreements. You should read the description of the stockholders agreement set forth under “Certain Relationships and Related Party Transactions” for more information regarding the voting arrangements. Unless otherwise indicated, the address for each stockholder on this table is c/o Golfsmith International, Inc., 11000 N. IH-35, Austin, Texas 78753-3195. As of February 28, 2006, 21,594,597 shares of our common stock were issued and outstanding.

	Before Offering		After Offering		Percent of
					Class Beneficially
	Shares		Shares		Owned Assuming
	Beneficially	Percent of	Beneficially	Percent of	Exercise of Over-
Beneficial Owner	Owned	Class	Owned	Class	Allotment Option

Atlantic Equity Partners III, L.P. (1)	18,088,888	83.8%	18,088,888
Carl Paul(2)	3,505,709	16.2%	3,505,709
Franklin Paul(2)	3,505,709	16.2%	3,505,709
Roberto Buaron(3)	18,088,888	83.8%	18,088,888
James D. Thompson(4)	—	—	149,750
Virginia Bunte(5)	—	—	12,563
Kenneth Brugh(6)	—	—	128,100
Matthew Corey	—	—	12,188
Fred Quandt(7)	—	—	—
Kiprian Miles	—	—	—
Jeff Sheets	—	—	—
David Lowe	—	—	—
Charles Shaw(8)	—	—	—
James Grover(9)	—	—	—
Thomas G. Hardy(10)	89,043	*	89,043
James Long(11)	—	—	—
Noel Wilens(12)	—	—	—
All directors and executive officers as a group (18 persons)	18,177,931	84.2%	18,480,532
Footnotes on following page

*	Represents less than 1%.

(1)	Consists of 18,088,888 shares owned by Atlantic Equity Partners III, L.P. Does not include 3,505,709 shares owned by Carl and Franklin Paul that are subject to a stockholders agreement pursuant to which Carl and Franklin Paul have agreed to vote such shares in favor of nominees to our board of directors proposed by Atlantic Equity Partners III, L.P. These nomination rights will terminate upon the closing of this offering. As a result of this arrangement, Atlantic Equity Partners III, L.P. may be deemed to be the beneficial owner of the shares held by Carl and Franklin Paul. Atlantic Equity Partners III, L.P. disclaims beneficial ownership of these shares. Atlantic Equity Partners III, L.P.’s address is c/o First Atlantic Capital, Ltd., 135 East 57th Street, New York, New York 10022. As described in footnote 3 below, Roberto Buaron, one of our directors, has voting and investment power over the shares of our common stock of owned by Atlantic Equity Partners III, L.P.

(2)	Consists of 2,234,158 shares owned by Carl Paul and 1,182,508 shares owned by Franklin Paul. Does not include 18,088,888 shares owned by Atlantic Equity Partners III, L.P. that are subject to the stockholders agreement described in footnote (1) pursuant to which Atlantic Equity Partners III, L.P. has agreed to vote such shares in favor of one nominee to our board of directors selected by Carl and Franklin Paul. These nomination rights will terminate upon the closing of this offering. As a result of this arrangement, Carl and Franklin Paul may be deemed to be the beneficial owners of the shares held by Atlantic Equity Partners III, L.P. Each of Carl and Franklin Paul disclaims beneficial ownership of the shares owned by Atlantic Equity Partners III, L.P. The address of each of Carl and Franklin Paul is c/o Golfsmith International Holdings, Inc., 11000 N. IH-35, Austin, Texas 78753-3195.

(3)	Consists of 18,088,888 shares owned by Atlantic Equity Partners III, L.P. Mr. Buaron is the sole member of Buaron Capital Corporation III, LLC. Buaron Capital Corporation III, LLC is the managing member of Atlantic Equity Associates III, LLC. Atlantic Equity Associates III, LLC is the sole general partner of Atlantic Equity Associates III, L.P., which is the sole general partner of Atlantic Equity Partners III, L.P. and, as such, exercises voting and investment power over shares of capital stock owned by Atlantic Equity Partners III, L.P., including shares of our common stock. Mr. Buaron, as the sole member of Buaron Capital Corporation III, LLC has voting and investment power over, and may be deemed to beneficially own, the shares of our common stock owned by Atlantic Equity Partners III, L.P. Excludes 3,505,709 shares owned by Carl and Franklin Paul which Atlantic Equity Partners III, L.P. may be deemed to beneficially own by virtue of the stockholders agreement described in footnote (1). Mr. Buaron disclaims beneficial ownership of the shares owned by Carl and Franklin Paul and, except to the extent of his pecuniary interest therein, the shares held by Atlantic Equity Partners III, L.P. Mr. Buaron’s address is c/o First Atlantic Capital, Ltd., 135 East 57th Street, New York, New York 10022.

(4)	The post-offering shares beneficially owned includes equity units held by Mr. Thompson, exercisable immediately upon the closing of this offering, which entitle the holder thereof, upon the holder’s election, to receive 149,750 shares of common stock.

(5)	The post-offering shares beneficially owned includes equity units held by Ms. Bunte, exercisable immediately upon the closing of this offering, which entitle the holder thereof, upon the holder’s election, to receive 12,563 shares of common stock.

(6)	The post-offering shares beneficially owned includes equity units held by Mr. Brugh, exercisable immediately upon the closing of this offering, which entitle the holder thereof, upon the holder’s election, to receive 128,100 shares of common stock.

(7)	The post-offering shares beneficially owned includes equity units held by Mr. Quandt, exercisable immediately upon the closing of this offering, which entitle the holder thereof, upon the holder’s election, to receive 12,188 shares of common stock.

(8)	Mr. Shaw’s address is c/o First Atlantic Capital, Ltd., 135 East 57th Street, New York, New York 10022.

(9)	Mr. Grover’s address is c/o First Atlantic Capital, Ltd., 135 East 57th Street, New York, New York 10022.

(10)	Mr. Hardy’s address is 935 Park Avenue, New York, New York 10028.

(11)	Mr. Long’s address is c/o First Atlantic Capital, Ltd., 135 East 57th Street, New York, New York 10022.

(12)	Mr. Wilens’s address is c/o First Atlantic Capital, Ltd., 135 East 57th Street, New York, New York 10022.

DESCRIPTION OF CAPITAL STOCK
General
          Upon the closing of this offering, our authorized capital stock will consist of shares of common stock, par value $0.001 per share, and shares of undesignated preferred stock, par value $0.001 per share. Immediately following the completion of this offering, an aggregate of                      shares of common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding. As of February 28, 2006 there were four record holders of our common stock.
Common Stock
          Voting. The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors.
          Dividend Rights. Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of our common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our board of directors out of our assets or funds legally available for such dividends or distributions.
          Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock are entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.
Preferred Stock
          Our amended and restated certificate of incorporation authorizes our board of directors, subject to limitations prescribed by law, to issue up to                      shares of preferred stock in one or more series without further stockholder approval. The board will have discretion to determine the rights, preferences, privileges and restrictions of, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of, and to fix the number of shares of, each series of our preferred stock.
Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and By-Laws
          Effect of Delaware Anti-Takeover Statute. Upon the completion of this offering, we will be subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock that is not owned by the interested stockholder.
          Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.
          Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.
          Special Meetings of Stockholders. Our amended and restated certificate of incorporation and amended and restated bylaws provide that a special meeting of stockholders may be called only by the Chairman of the Board or our board of directors upon a request by holders of at least 25% in voting power of all the outstanding shares entitled to vote at that meeting. The business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of the meeting given by us.
          Notice Procedures. Our amended and restated bylaws establish an advance notice procedure with regard to all stockholder proposals to be brought before meetings of our stockholders, including proposals relating to the nomination of candidates for election as directors or to any other business brought before meetings of our stockholders. These procedures require that notice of such stockholder proposals must be received in writing by our Secretary not less than 120 days prior to the meeting. The notice must contain certain information specified in the bylaws. For so long as Atlantic Equity Partners III, L.P. or its affiliates collectively own at least 25% of our outstanding shares of common stock, it will not be subject to the notice procedures described above.
          Supermajority Voting. Our amended and restated certificate of incorporation requires the approval of the holders of at least 75% of our combined voting power to effect certain amendments to our amended and restated certificate of incorporation. Our amended and restated bylaws may be amended by either a majority of the board of directors or the holders of 75% of our voting stock.
          No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation and amended and restated bylaws provide that an action required or permitted to be taken at any annual or special meeting of our stockholders may only be taken at a duly called annual or special meeting of stockholders. This provision prevents stockholders from initiating or effecting any action by written consent, and thereby taking actions opposed by the board. Notwithstanding the foregoing, for so long as Atlantic Equity Partners III, L.P. or its affiliates own at least 45% of our outstanding shares of common stock, our stockholders will be permitted to take action by written consent.
          The foregoing proposed provisions of our amended and restated certificate of incorporation and our amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.
The Nasdaq National Market
          We have applied to have and expect our common stock to be listed on the Nasdaq National Market under the symbol “GOLF.”
Transfer Agent and Registrar
          We have appointed                               as the transfer agent and registrar for our common stock.

SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALE
          Prior to this offering, there has been no public market for our common stock. Other than the shares that are being sold in this offering, only a limited number of our shares will be available for sale in the public markets shortly after this offering due to legal or contractual restrictions on resale. Nevertheless, sales of our shares in the public market after the restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Sale of Restricted Shares
          Following the closing of this offering, we will have outstanding an aggregate of                      shares of common stock. Of these shares, the                      shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares held by our stockholders were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if the stockholder qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are described below.
          As a result of the lock-up agreements described below and the provisions of Rule 144, Rule 144(k) and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) will be available for sale in the public market as follows:

•	shares will be eligible for sale on the date of this prospectus;

•	shares will be eligible for sale beginning 180 days after the date of this prospectus upon the expiration of the lock-up agreements as described below, of which will be subject to volume limitations under Rule 144; and

•	shares will be eligible for sale more than 180 days after the date of this prospectus, of which will be subject to volume limitations under Rule 144.
Lock-up Agreements
          Our                     are subject to lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus. Merrill Lynch and J.P. Morgan Securities Inc. may, in their sole discretion, at any time and without prior notice or announcement, release all or any portion of shares subject to the lock-up agreements.
          The 180-day restricted period described above will be extended if during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period. In either case, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release, the announcement of the material news or the occurrence of a material event, unless such extension is waived in writing by Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc.
Rule 144
          In general, under Rule 144 of the Securities Act, a person deemed to be our “affiliate” or a person holding restricted shares, who beneficially owns shares that were not acquired from us or any of our “affiliates” within the previous year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of either:

•	1% of the then outstanding shares of our common stock, which is expected to equal approximately shares immediately after this offering, or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale.
          Sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.
Rule 144(k)
          Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an “affiliate,” is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.
Rule 701
          In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.
          The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of those options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144. Securities issued in reliance on Rule 701 may be sold by “affiliates” under Rule 144 without compliance with its one year minimum holding period requirement.
Options
          As of February 28, 2006, options to purchase a total of 1,995,223 shares of common stock were outstanding, of which 19,223 were exercisable. We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our 2002 and 2006 Stock Incentive Plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above or are subject to the volume limitations described above applicable to our affiliates under Rule 144.
Registration Rights
          Following this offering, under specified circumstances and subject to customary conditions, holders of                      shares of our outstanding common stock will have demand registration rights with respect to their shares of common stock, subject to the 180-day lock-up arrangement described above, to require us to register their shares of common stock under the Securities Act, and rights to participate in any future registrations of securities. If the holders of these registrable securities request that we register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Certain Relationships and Related Party Transactions — Shareholders Agreement.”

U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
          The following is a general description of the material U.S. federal income tax consequences that may be relevant to “non-U.S. holders,” as defined below, with respect to the acquisition, ownership and disposition of our common stock. This description addresses only the U.S. federal income tax considerations of “non-U.S. holders” that are initial purchasers of our common stock pursuant to the offering and that will hold our common stock as capital assets. For purposes of this description, a “non-U.S. holder” is a beneficial owner of our common stock (other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes) that, for U.S. federal income tax purposes, is not:

•	a citizen or resident of the United States;

•	a corporation, or an entity classified as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if such trust validly elects to be treated as a United States person for U.S. federal income tax purposes or if (a) a court within the United States is able to exercise primary supervision over its administration and (b) one or more United States persons have the authority to control all of the substantial decisions of the trust.
          If a partnership (or any other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.
          This description does not address tax considerations applicable to holders that are United States persons or that may be subject to special tax rules, including:

•	financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	certain former citizens or residents of the United States;

•	persons that received our common stock as compensation for the performance of services;

•	persons that will hold our common stock as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	persons that have a “functional currency” other than the U.S. dollar; or

•	holders that own or are deemed to own 10% or more, by voting power or value, of our stock.
          Moreover, except as set forth below, this description does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our common stock.
          This description is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

          You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of our common stock.
Distributions on Our Common Stock
          We have not declared or paid distributions on our common stock since the merger transaction on October 15, 2002, and we do not intend to pay any distributions on our common stock in the foreseeable future. (See “Dividend Policy.”) The gross amount of any distribution of cash or property, other than certain distributions, if any, of our common stock distributed pro rata to all our common stockholders, that we make to you with respect to our common stock will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, the excess will be treated as a tax-free return of your adjusted basis in our common stock and thereafter as capital gain.
          Generally, but subject to the discussions below under “Status as United States Real Property Holding Corporation” and “Backup Withholding Tax and Information Reporting Requirements,” if you are a non-U.S. holder, distributions of cash or property (other than certain distributions, if any, of our common stock distributed pro rata to all our common stockholders) paid to you will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable U.S. income tax treaty. In order to obtain the benefit of any applicable U.S. income tax treaty, you must provide a properly executed Internal Revenue Service form (e.g., Form W-8BEN). Such form generally would contain your name and address and a certification that you are eligible for the benefits of such treaty.
          Except as may be otherwise provided in an applicable U.S. income tax treaty, if you are a non-U.S. holder and conduct a trade or business within the United States, you generally will be taxed at ordinary U.S. federal income tax rates (on a net income basis) on dividends that are effectively connected with the conduct of such trade or business, and such dividends will not be subject to the withholding described above. If you are a foreign corporation, you may also be subject to a 30% “branch profits tax” unless you qualify for a lower rate under an applicable U.S. income tax treaty. To claim an exemption from withholding because the income is effectively connected with a U.S. trade or business, you must provide a properly executed Form W-8ECI (or such successor form as the Internal Revenue Service designates) prior to the payment of dividends.
Sale or Other Disposition of Our Common Stock
          Generally, but subject to the discussions below under “Status as United States Real Property Holding Corporation” and “Backup Withholding Tax and Information Reporting Requirements,” if you are a non-U.S. holder, you will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or other disposition of our common stock unless (1) such gain is effectively connected with your conduct of a trade or business in the United States or (2) if you are an individual, you are present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met.
Status as United States Real Property Holding Corporation
          If you are a non-U.S. holder, under certain circumstances, gain recognized on the sale or exchange of, and certain distributions in excess of basis with respect to, our common stock would be subject to U.S. federal income tax, notwithstanding your lack of other connections with the United States, if we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the five-year period ending on the date of such sale or exchange (or distribution). We believe that we will not be classified as a United States real property holding corporation as of the date of this offering and do not expect to become a United States real property holding corporation. If we are or become a United States real property holding corporation, so long as our common stock is considered regularly traded on an established securities market under the applicable Code provisions, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five-year period preceding the date of the sale or exchange (or distribution) or the non-U.S. holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the sale or exchange of (or certain distributions in excess of basis with respect to) our common stock.
U.S. Federal Estate Tax
          Our common stock held by an individual at death, regardless of whether such individual is a citizen, resident or domiciliary of the United States, will be included in the individual’s gross estate for U.S. federal estate tax purposes, subject to an applicable estate tax or other treaty, and therefore may be subject to U.S. federal estate tax.
Backup Withholding Tax and Information Reporting Requirements
          U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, common stock made within the United States, or by a U.S. payor or U.S. middleman, to a holder of common stock, other than an exempt recipient, including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, common stock within the United States, or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate currently is 28%.
          If you are not a United States person, under current U.S. Treasury Regulations, backup withholding will not apply to distributions on our common stock to you, provided that we have received valid certifications meeting the requirements of the Code and neither we nor the payor has actual knowledge or reason to know that you are a United States person for purposes of such backup withholding tax requirements.
          If provided by a beneficial owner, the certification must give the name and address of such owner, state that such owner is not a United States person, or, in the case of an individual, that such person is neither a citizen nor resident of the United States, and must be signed by the owner under penalties of perjury. If provided by a financial institution, other than a financial institution that is a qualified intermediary, the certification must state that the financial institution has received from the beneficial owner the certificate set forth in the preceding sentence, set forth the information contained in such certificate (and include a copy of such certificate), and be signed by an authorized representative of the financial institution under penalties of perjury. Generally, the furnishing of the names of the beneficial owners of our common stock that are not United States persons and a copy of such beneficial owner’s certificate by a financial institution will not be required where the financial institution is a qualified intermediary.
          In the case of such payments made within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership, other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a “withholding foreign trust” or a “withholding foreign partnership” within the meaning of such U.S. Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States, the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above, and the trust or partnership, as the case may be, will need to provide an appropriate intermediary certification form, in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.
          Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.
          The foregoing description of U.S. federal income and other tax consequences is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our common stock. You should consult your own tax advisor concerning the tax consequences of your particular situation.

UNDERWRITING
          Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and Lazard Capital Markets LLC are acting as representatives of the underwriters. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Lazard Capital Markets LLC

Total

          Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.
          We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
          The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
          The underwriters have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $           per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.
          The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Golfsmith International Holdings, Inc.	$	$	$
          The expenses of the offering, not including the underwriting discount, are estimated at $           and are payable by us.

Overallotment Option
          We have granted to the underwriters an option to purchase up to                additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
Reserved Shares
          At our request, the underwriters have reserved for sale, at the initial public offering price, up to                % of the shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.
No Sales of Similar Securities
          We and our executive officers, directors and existing stockholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch and J.P. Morgan Securities Inc. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.
          This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the 180-day period referred to above, we issue an earnings release or material news or a material event relating to the Company occurs or (y) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
Quotation on the Nasdaq National Market
          We expect the shares to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol “GOLF.”
          Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.
          An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price. The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.
Price Stabilization, Short Positions and Penalty Bids
          Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.
          In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.
          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
          Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.
          Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Selling Restrictions
          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares of our common stock to the public in that Relevant Member State may be made prior to the publication of a prospectus in relation to shares of our common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of shares of our common stock may be made to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than € 50,000,000 as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
          For the purposes of this provision, the expression “offer of shares to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
          Each underwriter has agreed that (a) it has not made and will not make an offer of the shares to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of our common stock and the offer that has been approved by the Financial Services Authority (“FSA”) or, where appropriate, approved in another member state and notified to the FSA, all in accordance with the Prospectus Directive, except that it may make an offer of the shares to persons who fall within the definition of “qualified investor” as that term is defined in section 86(1) of the Financial Services and Markets Act 2000 (“FSMA”) or otherwise in circumstances which do not result in an offer of transferable securities to the public in the United Kingdom within the meaning of the FSMA; (b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which section 21(1) of the FSMA does not apply; and (c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
          No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the shares that has been approved by the Autorité des marchés financiers or by the competent authority of another state that is a contracting party to the Agreement on the European Economic Area that has been recognized in France; no shares have been offered or sold and will be offered or sold, directly or indirectly, to the public in France with the exception only to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs)

acting for their own account as defined in article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the shares has been released, issued or distributed to the public in France with the exception only to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) as mentioned above; and the direct or indirect resale to the public in France of any shares acquired by any qualified investors (investisseurs qualifiés) and/or any investors belonging to a limited circle of investors (cercle restreint d’investisseurs) may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code Monétaire et Financier and applicable regulations thereunder.
          The shares may not and will not be publicly offered, distributed or redistributed in Switzerland and neither this prospectus nor any other solicitation for investments in the shares may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 1156 or 652a of the Swiss Code of Obligations or of Article 2 of the Federal Act on Investment Funds of 18 March 1994. This prospectus may not be copied, reproduced, distributed or passed on to others without the underwriters’ prior written consent. This prospectus is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations and may not comply with the information standards required thereunder. The issuer will not apply for a listing of the shares on any Swiss stock exchange or other Swiss regulated market and this prospectus may not comply with the information required under the relevant listing rules. The shares have not and will not be registered with the Swiss Federal Banking Commission and have not and will not be authorized under the Federal Act on Investment Funds of 18 March 1994. The investor protection afforded to acquirors of investment fund certificates by the Federal Act on Investment Funds of 18 March 1994 does not extend to acquirors of the shares.
          The shares will not be offered, sold or delivered and copies of this prospectus or any other document relating to the shares will not be distributed in Italy other than to professional investors (investitori professionali), as defined in Article 31, paragraph 2 of Regulation No. 11522 of July 1, 1998 (“Regulation No. 11522”), and less than 200 individuals resident in Italy which have been individually identified, in accordance with Italian securities, tax and exchange control and all other applicable laws and regulations, provided however, that any such offer, sale or delivery of the shares or distribution of copies of this prospectus or any other document relating to the shares in Italy is:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993 (the “Banking Act”), Decree No. 58 of February 24, 1998, Regulation No. 11522, as amended, and any other applicable laws and regulations; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed upon the offer of the shares stock in Italy by CONSOB.
Electronic Distribution
          In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch and J.P. Morgan Securities Inc. will be facilitating electronic distributions for this offering to certain of their electronic subscription customers. Merrill Lynch and J.P. Morgan Securities Inc. intend to allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on the Internet sites maintained by Merrill Lynch and J.P. Morgan Securities Inc. Other than the prospectus in electronic format, the information on the Merrill Lynch and J.P. Morgan Securities Inc. Internet sites is not part of this prospectus.

Other Relationships
          Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.
          In connection with the retirement of our 8.375% senior secured notes due October 15, 2009, we intend to engage Lazard Capital Markets LLC to act as our financial advisor. In connection with its services, we intend to pay Lazard Capital Markets LLC an advisory fee of $300,000 upon the completion of the refinancing and to indemnify them against certain liabilities or to contribute to payments they may be required to make in respect of those liabilities.
LEGAL MATTERS
          The validity of the shares of common stock being offered by this prospectus and other legal matters concerning this offering will be passed upon for us by White & Case LLP, New York, New York. Various legal matters related to the sale of the common stock issued in this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.
EXPERTS
          The consolidated financial statements of Golfsmith International Holdings, Inc. as of December 31, 2005 and the January 1, 2004, and for the three fiscal years in the period ended December 31, 2005, included in this prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
          We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement. This prospectus omits information contained in the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and the common stock offered by this prospectus, reference is made to the registration statement. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed with the SEC as an exhibit to the registration statement, each such statement being qualified by and subject to such reference in all respects. With respect to each such document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.
          As a result of the offering hereunder, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with such laws, will file reports and other information with the SEC. Reports, registration statements, proxy statements, and other information filed by us with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549. Information regarding the operation of the public reference facilities may be obtained by calling 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.
          We intend to furnish holders of our common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish other reports as we may determine or as may be required by law.

Index to Consolidated Financial Statements

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2005 and January 1, 2005	F-3
Consolidated Statements of Operations for the fiscal year ended December 31, 2005, the fiscal year ended January 1, 2005 and the fiscal year ended January 3, 2004	F-5
Consolidated Statements of Stockholders’ Equity and Comprehensive Income for the fiscal year ended December 31, 2005, the fiscal year ended January 1, 2005 and the fiscal year ended January 3, 2004	F-6
Consolidated Statements of Cash Flows for the fiscal year ended December 31, 2005, the fiscal year ended January 1, 2005 and the fiscal year ended January 3, 2004	F-7
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders of
Golfsmith International Holdings, Inc.
          We have audited the accompanying consolidated balance sheets of Golfsmith International Holdings, Inc. as of December 31, 2005 and January 1, 2005 and the related consolidated statements of operations, stockholders’ equity and comprehensive income and cash flows for the years ended December 31, 2005, January 1, 2005 and January 3, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golfsmith International Holdings, Inc. at December 31, 2005 and January 1, 2005 and the consolidated results of their operations and their cash flows for the years ended December 31, 2005, January 1, 2005 and January 3, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
Austin, Texas
March 10, 2006

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	January 1,
	2005	2005

ASSETS
Current assets:
Cash and cash equivalents	$4,207,497	$8,574,966
Receivables, net of allowances of $146,964 at December 31, 2005 and $161,838 at January 1, 2005	1,646,454	854,555
Inventories	71,472,061	54,197,532
Prepaid and other current assets	6,638,109	6,405,525

Total current assets	83,964,121	70,032,578
Property and equipment:
Land and buildings	21,256,771	21,133,430
Equipment, furniture, fixtures	19,004,608	15,174,320
Leasehold improvements and construction in progress	20,866,839	15,247,612

	61,128,218	51,555,362
Less: accumulated depreciation and amortization	(14,558,256)	(10,647,641)

Net property and equipment	46,569,962	40,907,721
Goodwill	41,634,525	41,634,525
Tradenames	11,158,000	11,158,000
Trademarks	14,156,127	14,483,175
Customer database, net of accumulated amortization of $1,227,490 at December 31, 2005 and $849,801 at January 1, 2005	2,171,715	2,549,404
Debt issuance costs, net of accumulated amortization of $3,126,103 at December 31, 2005 and $2,062,104 at January 1, 2005	4,731,612	5,795,611
Other long-term assets	450,208	368,285

Total assets	$204,836,270	$186,929,299

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	January 1,
	2005	2005

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$42,000,236	$31,006,493
Accrued expenses and other current liabilities	19,163,459	18,717,115
Lines of credit	—	—

Total current liabilities	61,163,695	49,723,608
Long-term debt, less current maturities	82,450,000	79,808,033
Deferred rent liabilities	4,095,442	3,084,367

Total liabilities	147,709,137	132,616,008
Stockholders’ Equity:
Common stock –$.001 par value; 40,000,000 shares authorized; 21,594,597 shares issued and outstanding at December 31, 2005 and January 1, 2005	21,594	21,594
Restricted stock units –$.001 par value; 755,935 shares issued and outstanding at December 31, 2005 and January 1, 2005	756	756
Additional capital	60,288,607	60,288,607
Other comprehensive income	135,815	279,607
Accumulated deficit	(3,319,639)	(6,277,273)

Total stockholders’ equity	57,127,133	54,313,291

Total liabilities and stockholders’ equity	$204,836,270	$186,929,299

See accompanying notes.

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year
	Ended	Fiscal Year	Fiscal Year
	December 31,	Ended	Ended
	2005	January 1, 2005	January 3, 2004

Net revenues	$323,794,225	$296,202,149	$257,744,780
Cost of products sold	208,044,286	195,014,579	171,083,110

Gross profit	115,749,939	101,187,570	86,661,670
Selling, general and administrative	99,310,158	90,763,231	73,400,271
Store pre-opening expenses	1,764,685	742,880	599,603

Total operating expenses	101,074,843	91,506,111	73,999,874

Operating income	14,675,096	9,681,459	12,661,796
Interest expense	(11,744,232)	(11,240,550)	(11,156,792)
Interest income	73,263	63,939	39,776
Other income	469,841	1,178,790	210,707
Other expense	(116,331)	(16,530)	(46,270)

Income (loss) from operations before income taxes	3,357,637	(332,892)	1,709,217
Income tax expense	(400,003)	(4,422,724)	(644,953)

Net income (loss)	$2,957,634	$(4,755,616)	$1,064,264

Basic and diluted net income (loss) per share of common stock	$0.13	$(0.21)	$0.05
Basic weighted average common shares outstanding	22,350,532	22,350,532	21,523,956
Diluted weighted average common shares outstanding	22,668,785	22,350,532	21,523,956
See accompanying notes.

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME

			Restricted Stock
	Common Stock		Units			Other
					Additional	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Income	Deficit	Equity

Balance at December 28, 2002	20,077,931	$20,078	839,268	$839	$55,990,042	$48,148	$(2,585,921)	$53,473,186
Issuance of common stock	1,433,333	1,433	—	—	4,298,565	—	—	4,299,998
Conversion of restricted stock	83,333	83	(83,333)	(83)	—	—	—	—
Comprehensive loss:
Translation adjustments, cumulative translation gain of $186,877 at January 3, 2004	—	—	—	—	—	138,729	—	138,729
Net income	—	—	—	—	—	—	1,064,264	1,064,264
Total comprehensive income	—	—	—	—	—	—	—	1,202,993

Balance at January 3, 2004	21,594,597	$21,594	755,935	$756	$60,288,607	$186,877	$(1,521,657)	$58,976,177

Comprehensive loss:
Translation adjustments, cumulative translation gain of $279,607 at January 1, 2005	—	—	—	—	—	92,730	—	92,730
Net loss	—	—	—	—	—	—	(4,755,616)	(4,755,616)
Total comprehensive loss	—	—	—	—	—	—	—	(4,662,886)

Balance at January 1, 2005	21,594,597	$21,594	755,935	$756	$60,288,607	$279,607	$(6,277,273)	$54,313,291

Comprehensive loss:
Translation adjustments, cumulative translation gain of $135,815 at December 31, 2005	—	—	—	—	—	(143,792)	—	(143,792)
Net income	—	—	—	—	—	—	2,957,634	2,957,634
Total comprehensive income	—	—	—	—	—	—	—	2,813,842

Balance at December 31, 2005	21,594,597	$21,594	755,935	$756	$60,288,607	$135,815	$(3,319,639)	$57,127,133

See accompanying notes.

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended
	December 31,	January 1,	January 3,
	2005	2005	2004

Operating Activities
Net income (loss)	$2,957,634	$(4,755,616)	$1,064,264
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	5,489,782	5,261,001	4,850,711
Amortization of intangible assets	377,689	377,690	377,689
Amortization of debt issue costs and debt discount	3,705,966	3,300,169	3,011,179
Non-cash loss on write-off of property and equipment	1,480,601	476,713	—
Net loss (gain) on sale of real estate and other assets	(370,613)	(1,064,045)	3,069
Changes in operating assets and liabilities:
Accounts receivable	(791,899)	525,737	(1,109,008)
Inventories	(17,274,529)	(2,982,474)	(14,196,793)
Prepaid and other current assets	(232,584)	(3,037,537)	379,638
Deferred income taxes	—	4,162,096	179,970
Other assets	(81,923)	(321,352)	(56,333)
Accounts payable	10,993,743	9,425,215	5,931,850
Accrued expenses and other current liabilities	433,246	1,952,201	2,632,298
Deferred rent	1,011,075	2,000,856	570,187

Net cash provided by operating activities	7,698,188	15,320,654	3,638,721
Investing Activities
Purchase of property, plant and equipment	(12,655,232)	(8,567,480)	(5,759,429)
Proceeds from sale of real estate and other assets	731,463	2,105,000	18,046
Purchase of assets and other	—	—	(956,676)
Purchase of business, net of cash received	—	—	(8,585,560)

Net cash used in investing activities	(11,923,769)	(6,462,480)	(15,283,619)
Financing Activities
Principal payments on lines of credit	(47,198,103)	(33,524,025)	(27,178,727)
Proceeds from lines of credit	47,198,103	32,106,986	28,595,766
Proceeds from issuance of common stock	—	—	4,299,998
Debt issuance costs	—	—	(82,410)
Other	(2,244)	(6,607)	(23,264)

Net cash provided by (used in) financing activities	(2,244)	(1,423,646)	5,611,363
Effect of exchange rate changes on cash	(139,644)	89,894	134,506

Change in cash and cash equivalents	(4,367,469)	7,524,422	(5,899,029)
Cash and cash equivalents, beginning of period	8,574,966	1,050,544	6,949,573

Cash and cash equivalents, end of period	$4,207,497	$8,574,966	$1,050,544

Supplemental cash flow information:
Interest payments	$8,031,328	$7,968,535	$7,130,032
Tax payments	724,766	304,180	699,198
Amortization of discount on senior secured notes	2,641,967	2,325,564	2,102,424
See accompanying notes.

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

1.	Nature of Business and Summary of Significant Accounting Policies

Description of Business
          Golfsmith International Holdings, Inc. (“Holdings” or the “Company”) is a multi-channel, specialty retailer of golf and tennis equipment and related apparel and accessories and is a designer and marketer of golf equipment. The Company offers golf equipment from top national brands as well as its own proprietary brands and also offers clubmaking capabilities. The Company markets its products through 52 superstores as well as through its direct-to-consumer channels, which include its clubmaking and consumer catalogs and its Internet site. The Company also operates the Harvey Penick Golf Academy, an instructional school incorporating the techniques of the well-known golf instructor, the late Harvey Penick.

Basis of Presentation
          The accompanying consolidated financial statements include the accounts of Golfsmith International Holdings, Inc. (“Holdings”) and its wholly owned subsidiary Golfsmith International, Inc. (“Golfsmith”). Holdings has no operations nor does it have any assets or liabilities other than its investment in its wholly owned subsidiary. Accordingly, these consolidated financial statements represent the operations of Golfsmith and its subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates
          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and use assumptions that affect certain reported amounts and disclosures. Although management uses the best information available, it is reasonably possible that the estimates used by the Company will be materially different from the actual results. These differences could have a material effect on the Company’s future results of operations and financial position. The Company uses estimates when accounting for goodwill and other indefinite lived intangible assets, depreciation and amortization, allowance for doubtful accounts, income taxes, allowance for obsolete inventory and allowance for sales returns.

Reclassifications
          Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation. A reclassification of $6.2 million was made to the consolidated balance sheet as of January 1, 2005 to decrease both cash and cash equivalents and accounts payable in connection with outstanding checks written but not presented for payment prior to the balance sheet date. Reclassifications of $1.8 million and $4.5 million were made to the consolidated balance sheets as of January 3, 2004 and December 28, 2002, respectively, to decrease both cash and cash equivalents and accounts payable in connection with outstanding checks written but not presented for payment prior to the balance sheet date. The reclassifications are the result of the Company funding the related cash accounts at the time the outstanding checks are presented for payment, which has historically been after the date on which the reporting period ends, instead of the date on which the checks are written. All reclassifications have been appropriately recorded in the consolidated statements of cash flows. Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year presentation.

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005

Cash Equivalents
          Cash equivalents consist of commercial paper and other investments that are readily convertible into cash and have maturities when purchased of three months or less.

Accounts Receivable
          Accounts receivable consists primarily of amounts due from credit card merchants who process the Company’s credit card sales and remit the proceeds to the Company. Allowances are made based on historical data for estimatable unrecoverable amounts.

Inventories
          Inventories consist primarily of finished goods (i.e., golf and tennis equipment and accessories) and are stated at the lower of cost (weighted average) or market. Inbound freight charges, import fees and vendor discounts are capitalized into inventory upon receipt of the purchased goods. These costs are included in cost of products sold upon the sale of the respective inventory item. Inventory values are reduced for anticipated physical inventory losses, such as theft, that have occurred since the last physical inventory date on a location-by-location basis, as well as anticipated amounts of carrying value over the amount expected to be realized from the ultimate sale or other disposal of the inventory.

Concentration of Foreign Suppliers
          A significant portion of sales of the Company’s proprietary products are from products supplied by manufacturers located outside of the United States, primarily in Asia. While the Company is not dependent on any single manufacturer outside the U.S., the Company could be adversely affected by political or economic disruptions affecting the business or operations of third-party manufacturers located outside of the U.S.

Property and Equipment
          Property and equipment are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, generally 5 to 10 years for equipment, furniture, and fixtures and 40 years for buildings. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the related lease or estimated life of the leasehold improvement. The Company capitalizes eligible internal-use software development costs in accordance with AICPA Statement of Position 98–1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Development costs are amortized over the expected useful life of the software. Repair and maintenance costs are expensed as incurred.

Long-Lived Assets
          The Company accounts for the impairment or disposal of long-lived assets in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment of Long-Lived Assets, which requires long-lived assets, such as property and equipment, to be evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value in the period in which the determination is made. Included in selling, general and administrative

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005
expenses for fiscal 2005 is a $1.5 million non-cash loss on the write-off of property and equipment. The losses were primarily due to the remodeling of stores and the modification of one store to a smaller store layout, which resulted in certain assets having little or no future economic value. Included in selling, general and administrative expenses for fiscal 2004 is a $477,000 non-cash loss on the write-off of property and equipment. The loss was primarily due to one store relocation and two anticipated retail store relocations, which resulted in certain assets having little or no future economic value.
          Long-lived assets to be disposed of by sale are adjusted to fair value less cost to sell and are reclassified to a current asset in the period in which the established “held for sale” criteria of SFAS No. 144 are met.
          Long-lived assets to be disposed of other than by sale are classified as held-and-used until the disposal occurs. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made and is recorded in continuing operations until the related assets are disposed of.

Store Pre-opening and Closing Expenses
          Costs associated with the opening of a new store, which include costs associated with hiring and training personnel, supplies and certain occupancy and miscellaneous costs related to new locations, are expensed as incurred. When the Company decides to close a store, the Company recognizes an expense related to the future lease obligation net of estimated sublease rental income, non-recoverable investments in related fixed assets and other expenses directly related to the discontinuance of operations in accordance with SFAS No. 146, Accounting For Costs Associated With Exit or Disposal Activities. These charges require the Company to make judgments about exit costs to be incurred for employee severance, lease terminations, inventory to be disposed of, and other liabilities. The ability to obtain agreements with lessors, to terminate leases or to assign leases to third parties can materially affect the accuracy of these estimates.

Operating Leases
          The Company leases stores under operating leases. Store lease agreements often include rent holidays, rent escalation clauses and contingent rent provisions for percentage of sales in excess of specified levels. Most of the Company’s lease agreements include renewal periods at the Company’s option. The Company recognizes rent holiday periods and scheduled rent increases on a straight-line basis over the lease term beginning with the date the Company takes possession of the leased space. The Company records tenant improvement allowances and rent holidays as deferred rent liabilities on the consolidated balance sheets and amortizes the deferred rent over the terms of the lease to rent expense on the consolidated statements of operations. The Company records rent liabilities on the consolidated balance sheets for contingent percentage of sales lease provisions when the Company determines that it is probable that the specified levels will be reached during the fiscal year. The Company records direct costs incurred to effect a lease in other long-term assets and amortizes these costs on a straight-line basis over the lease term beginning with the date the Company takes possession of the leased space.
          The Company has entered into certain sublease agreements with third parties to sublease retail space previously occupied by the Company. Sublease income is recorded on a straight-line basis over the term of the sublease as a reduction of rent expense.

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005

Foreign Currency Translation
          In accordance with SFAS No. 52, Foreign Currency Translation, the financial statements of the Company’s international operations are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities, the historical exchange rate for stockholders’ equity, and a weighted average exchange rate for each period for revenues, expenses, and gains and losses. Foreign currency translation adjustments are recorded as a separate component of stockholders’ equity as the local currency is the functional currency. Gains and losses from foreign currency denominated transactions are included in “Other income” or “Other expense” in the consolidated statement of operations and were not significant for the years presented.

Concentrations of Credit Risk
          Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash, cash equivalents and accounts receivable. Excess cash is invested in high-quality, short-term, liquid money instruments issued by highly rated financial institutions. Concentration of credit risk with respect to the Company’s receivables relates primarily to the Company’s arrangements with a select number of national brand credit card companies and is minimized due to the large number of customer transactions and short settlement terms with the credit card companies.
          The Company maintains an allowance for estimated losses resulting from non-collection of customer receivables based on: historical collection experience, age of the receivable balance, both individually and in the aggregate, and general economic conditions. The Company generally does not require collateral.

Fair Value of Financial Instruments
          Fair value and carrying amounts for financial instruments may differ due to instruments that provide fixed interest rates or contain fixed interest rate elements. Such instruments are subject to fluctuations in fair value due to subsequent movements in interest rates. The carrying value of the Company’s financial instruments approximates fair value, except for differences with respect to long-term, fixed rate debt, which are discussed in Note 5. Fair value for such instruments is based on estimates using present value or other valuation techniques.

Revenue Recognition
          The Company recognizes revenue when all of the following criteria are met: 1) there is persuasive evidence that an arrangement exists, 2) delivery of goods has occurred, 3) the sales price is fixed or determinable, and 4) collectibility is reasonably assured.
          The Company recognizes retail sales at the time the customer takes possession of the merchandise and purchases are paid for, primarily with either cash or credit card.
          Catalog and e-commerce sales are recorded upon shipment of merchandise. This policy is based on: (1) the customer has generally already paid for the goods with a credit card, thus minimal collectibility risk exists, (2) the equipment being shipped is complete and ready for shipment at the time of shipment, (3) the Company has no further obligations once the product is shipped, and (4) the Company records an allowance for estimated returns in the period of sale.
          The Company recognizes revenue from the Harvey Penick Golf Academy instructional school at the time the services are performed.

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005
          The Company sells gift cards to its customers in their retail stores, through their Web site and through their Austin, Texas call center. The Company’s gift cards have an expiration date of two years, except in states or jurisdictions where prohibited by law. The Company does not deduct non-usage fees from outstanding gift card values.
          The Company recognizes revenue from gift cards when (1) the gift card is redeemed by the customer or (2) the likelihood of the gift card being redeemed by the customer is remote (gift card breakage), and the Company determines that there is no legal obligation to remit the value of the unredeemed gift cards to the relevant jurisdictions. Gift card breakage is based on the redemption recognition method. Estimated breakage is calculated and recognized as revenue over a 48-month period following the gift card sale, in amounts based on the historical redemption patterns of used gift cards. During fiscal 2005, the Company concluded that it had accumulated sufficient historical gift card information to accurately calculate estimated breakage. Amounts in excess of the total estimated breakage, if any, will be recognized as revenue at the end of the 48 months following the gift card sale, at which time the Company deems the likelihood of any further redemptions to be remote, and provided that such amounts are not required to be remitted to the relevant jurisdictions. Gift card breakage income is included in net revenue in the consolidated statements of operations. During the fourth quarter of fiscal 2005, the Company recognized $0.9 million in net revenues related to the initial recognition of gift card breakage.
          For all merchandise sales, the Company reserves for sales returns in the period of sale through estimates based on historical experience.

Sales Incentives
          The Company offers sales incentives that entitle its customers to receive a reduction in the price of a product or service. Sales incentives that entitle a customer to receive a reduction in the price of a product or service by submitting a claim for a refund or rebate are recognized as a reduction to revenue at the time the products are sold. Sales incentives that entitle a customer to free product are recognized as a cost of products sold.

Shipping and Handling Costs
          Amounts billed to customers in sales transactions related to shipping and handling, if any, are included in revenues. Shipping and handling costs incurred by the Company are included in cost of products sold.

Vendor Rebates and Promotions
          The Company receives income from certain merchandise suppliers in the form of rebates and promotions. Agreements are made with individual suppliers and income is earned as buying levels are met and/or cooperative advertising is placed.
          Rebate income is recorded as a reduction of the cost of inventory purchased from the respective supplier and is recognized as cost of goods sold when the related merchandise is sold. Vendor rebate income received and recorded as a reduction of cost of products sold was $0.7 million for the year ended December 31, 2005, $1.0 million for the year ended January 1, 2005 and $0.8 million for the year ended January 3, 2004.
          Cooperative promotional income received for reimbursements of incremental direct costs are recorded as a reduction of selling, general and administrative expenses. Any promotional income received that does not pertain to incremental direct costs is recorded as a reduction of inventory purchased and is

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005
recognized as cost of goods sold when the related merchandise is sold. Cooperative promotional income received and recorded as a reduction of selling, general and administrative expenses was approximately $2.6 million for the fiscal year ended December 31, 2005, $2.0 million for the fiscal year ended January 1, 2005 and $1.2 million for the fiscal year ended January 3, 2004. Cooperative promotional income received and recorded as a reduction of cost of goods sold was approximately $2.0 million for the fiscal year ended December 31, 2005. There were no cooperative promotional income amounts recorded as a reduction of cost of goods sold in either the fiscal year ended January 1, 2005 or the fiscal year ended January 3, 2004.
          The uncollected amounts of vendor rebate and promotional income remaining in prepaid and other current assets in the accompanying consolidated balance sheets as of December 31, 2005 and January 1, 2005 was approximately $1.7 million and $1.2 million, respectively.

Income Taxes
          The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

Catalog Costs and Advertising
          Catalog costs are amortized over the expected revenue stream, which typically ranges between two and twelve months from the date the catalogs are mailed. The Company had $0.5 million and $0.3 million in catalog costs capitalized at December 31, 2005 and January 1, 2005, respectively. Advertising costs are expensed as incurred. Advertising costs, net of cooperative advertising income, totaled approximately $16.8 million for the fiscal year ended December 31, 2005, $15.9 million for the fiscal year ended January 1, 2005 and $14.4 million for the fiscal year ended January 3, 2004. These amounts include amortization of catalog costs of approximately $8.9 million for the fiscal year ended December 31, 2005, $10.5 million for the fiscal year ended January 1, 2005 and $8.6 million for the fiscal year ended January 3, 2004.

Debt Issuance Costs
          Issuance costs are deferred and amortized to interest expense using the interest method over the terms of the related debt. Amortization of such costs for the fiscal years ended December 31, 2005, January 1, 2005 and January 3, 2004 totaled approximately $1.1 million, $1.0 million and $0.9 million, respectively.

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005

Goodwill and Intangible Assets
          Goodwill represents the excess purchase price over the fair value of net assets acquired, or net liabilities assumed, in a business combination. Beginning in 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. In accordance with SFAS No. 142, the Company assesses the carrying value of its goodwill and other intangible assets with indefinite lives for indications of impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill or intangible asset may be impaired.
          The goodwill impairment test is a two-step process. The first step of the impairment analysis compares the fair value of the company or reporting unit to the net book value of the company or reporting unit. The Company allocates goodwill to one enterprise-level reporting unit for impairment testing. In determining fair value, the Company utilizes a blended approach and calculates fair value based on discounted cash flow analysis and revenue and earnings multiples based on industry comparables. Step two of the analysis compares the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The Company performs its annual test for goodwill impairment on the first day of the fourth fiscal quarter of each year.
          The Company tests for possible impairment of intangible assets whenever events or changes in circumstances indicate that the carrying amount of the asset is not recoverable based on management’s projections of estimated future discounted cash flows and other valuation methodologies. Factors that are considered by management in performing this assessment include, but are not limited to, our performance relative to our projected or historical results, our intended use of the assets and our strategy for our overall business, as well as industry and economic trends. In the event that the book value of intangibles is determined to be impaired, such impairments are measured using a combination of a discounted cash flow valuation, with a discount rate determined to be commensurate with the risk inherent in our current business model, and other valuation methodologies. To the extent these future projections or our strategies change, our estimates regarding impairment may differ from our current estimates.
          Identifiable intangible assets consist of trademarks, the Golfsmith tradename and customer databases acquired. The customer database intangible asset is considered a definite lived intangible asset in accordance with SFAS No. 142 and is being amortized using the straight-line method over its estimated useful life of 9 years. Both the trademark and tradename intangible assets are considered indefinite lived intangible assets under SFAS No. 142. As such, amortization for these indefinite lived assets is replaced with periodic impairment review.
          It is the Company’s policy to value intangible assets at the lower of unamortized cost or fair value. Management reviews the valuation and amortization of intangible assets on a periodic basis, taking into consideration any events or circumstances that might result in diminished fair value. The Company periodically reviews the estimated useful lives of its identifiable intangible assets, taking into consideration any events or circumstances which might result in a diminished fair value or revised useful life.

Insurance and Self-Insurance Reserves
          The Company is primarily self-insured for employee health benefits. The Company records its self-insurance liability based on claims filed and an estimate of claims incurred but not yet reported. If more claims are made than were estimated or if the costs of actual claims increases beyond what was anticipated, reserves recorded may not be sufficient and additional accruals may be required in future periods.

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005

Stock-Based Compensation
          The Company accounts for its stock-based compensation plans under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The following table illustrates the effect on net income, if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, An Amendment of FASB Statement No. 123.

	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended
	December 31,	January 1,	January 3,
	2005	2005	2004

Net Income (loss) as reported	$2,957,634	$(4,755,616)	$1,064,264
Total stock-based compensation cost, net of related tax effects included in the determination of net income (loss) as reported	—	—	—
The stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income (loss) if the fair value based method had been applied to all awards	(226,531)	(156,012)	(97,585)

Pro forma net income (loss)	$2,731,103	$(4,911,628)	$966,679

Earnings per share:
Basic and diluted — as reported	$0.13	$(0.21)	$0.05
Basic and diluted — pro forma	$0.12	$(0.21)	$0.05
In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. See Recently Issued Accounting Standards below for additional information.

Segments
          The Company applies SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company has one operating segment consisting of net tangible recreational sporting good products. The Company’s chief operating decision maker is considered to be the Chief Executive Officer. The chief operating decision maker allocates resources and assesses performance of the business and other activities at the operating segment level.

Fiscal Year
          The Company’s fiscal year ends on the Saturday closest to December 31. Fiscal year 2003 consisted of 53 weeks. Fiscal 2004 and fiscal 2005 each consisted of 52 weeks.

Recently Issued Accounting Standards
          In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”, (SFAS 123R). SFAS 123R addresses the accounting for share-based payments to employees, including grants of employee stock options. Under the new standard, companies will no longer be able to account for share-based compensation transactions using the intrinsic value method in accordance with APB Opinion No. 25. Instead, companies will be required to account for such transactions using a fair-value method and

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005
recognize the expense in the consolidated statement of income. The Company expects to use the Black-Scholes option pricing model to determine the fair value of the Company’s stock-based awards. SFAS 123R requires companies to use either the modified-prospective or modified-retrospective transition method. The Company intends to use the modified-prospective transition method. Under this method, compensation cost is recognized for all awards granted, modified or settled after the adoption date as well as for any awards that were granted prior to the adoption date for which the requisite service has not yet been rendered. SFAS 123R was originally effective for reporting periods that began after June 15, 2005. In April 2005, the SEC announced the adoption of a new rule allowing companies to implement SFAS 123R at the beginning of their next fiscal year that begins after June 15, 2005. The Company intends to adopt SFAS 123R at the beginning of the first quarter of fiscal 2006. The Company expects that the adoption of SFAS 123R will have a significant negative impact on its results of operations, but will not impact its overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based grants in the future.
          In June 2005, the FASB’s Emerging Issues Task Force (EITF) reached a consensus on Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination (EITF No. 05-6). EITF No. 05-6 provides guidance on the amortization period for leasehold improvements in operating leases that are either acquired after the beginning of the initial lease term or acquired as the result of a business combination. This guidance requires leasehold improvements purchased after the beginning of the initial lease term to be amortized over the shorter of the assets’ useful life or a term that includes the original lease term plus any renewals that are reasonably assured at the date the leasehold improvements are purchased. This guidance is effective for reporting periods beginning after June 29, 2005. The adoption of this statement did not have a material impact on the Company’s net income, cash flows or financial position.

2.	Business Combinations

Don Sherwood Golf & Tennis
          On July 24, 2003, the Company acquired all issued and outstanding shares of Don Sherwood Golf & Tennis (“Sherwood”) for a total purchase price of $9.2 million, including related acquisition costs of $0.4 million. The Company believes that the Sherwood acquisition supports the Company’s goals of expanding its national presence while gaining exposure to one of the country’s top golf markets in San Francisco, California. The Company acquired all six Sherwood retail stores as part of the acquisition. The operations of Sherwood stores are included in the Company’s consolidated statement of operations and cash flows as of July 25, 2003.
          In conjunction with the acquisition of Sherwood, the Company issued 1,433,333 shares of common stock to existing stockholders, including its majority stockholder, for consideration of $4.3 million. The proceeds from the issuance of common stock were used to fund a portion of the acquisition of Sherwood. The issuance of these additional shares increased the majority stockholder’s 79.7% controlling interest in the Company to an 80.9% controlling interest, including issued restricted common stock units, which entitle the holders to shares of the Company’s common stock, and excluding outstanding stock options.
          The total purchase consideration has been allocated to the assets acquired and liabilities assumed, including property and equipment, inventory and identifiable intangible assets, based on their respective fair values at the date of acquisition. Such allocation resulted in goodwill of $6.3 million. Goodwill is assigned at the reporting unit level and is not deductible for income tax purposes.

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005
          Contingent consideration of $1.3 million was placed in an escrow account by the Company to secure certain indemnification obligations of the selling shareholder. Pursuant to the terms and conditions of the escrow agreement, these funds were released from the escrow account and disbursed to the selling shareholder on June 17, 2004.

3.	Asset Acquisition
          On May 22, 2003, the Company acquired the assets and technology of Zevo Golf Co., Inc. (“Zevo”). The total purchase consideration has been allocated to the assets acquired, including identifiable intangible assets, based on their respective fair values at the date of acquisition. The allocation of the purchase price did not have a material impact on the affected accounts. As a result of the acquisition, Golfsmith has obtained additional technology through the patented “PreLoaded” technology for drivers and “Flying Buttress” design for irons as well as an additional proprietary label.

4.	Intangible Assets
          The following is a summary of the Company’s intangible assets that are subject to amortization:

	Fiscal Year	Fiscal Year
	Ended	Ended
	December 31,	January 1,
	2005	2005

Customer database gross carrying amount	$3,399,205	$3,399,205
Accumulated amortization	(1,227,490)	(849,801)

Customer database net carrying amount	$2,171,715	$2,549,404

          Total amortization expense was approximately $378,000 for each of the fiscal years ended December 31, 2005, January 1, 2005 and January 3, 2004, and is recorded in selling, general and administration costs on the consolidated statement of operations.
          Estimated future annual amortization expense is as follows:

2006	$377,689
2007	377,689
2008	377,689
2009	377,689
2010	377,689
Thereafter	283,270

$2,171,715

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005

5.	Debt
          Long-term debt at December 31, 2005 and January 1, 2005 consisted of the following:

	Fiscal Year	Fiscal Year
	Ended	Ended
	December 31,	January 1,
	2005	2005

Senior secured notes due October 15, 2009 (see discussion below)	$93,750,000	$93,750,000
Total long-term debt	93,750,000	93,750,000
Less current maturities	—	—
Long-term portion	93,750,000	93,750,000
Unamortized discount on senior secured notes	(11,300,000)	(13,941,967)

Long-term debt, net of discount	$82,450,000	$79,808,033

          As of December 31, 2005, the annual maturities of long-term debt were as follows:

2006	$—
2007	18,750,000
2008	9,375,000
2009	65,625,000
2010	—
Thereafter	—

$93,750,000

Senior Secured Notes
          On October 15, 2002, concurrent with the acquisition of Golfsmith by Holdings, Golfsmith completed an offering of $93.75 million aggregate principal amount at maturity of 8.375% senior secured notes (the “notes”) due in 2009 at a discount of 20%, or $18.75 million. Interest payments are required semi-annually on March 1 and September 1, beginning on March 1, 2003. The notes rank equal in right with any other senior indebtedness, including indebtedness under Golfsmith’s senior credit facility. The notes are fully and unconditionally guaranteed, up to an aggregate principal amount at maturity of $93.75 million, by both Holdings and all existing and future Golfsmith domestic subsidiaries. As of December 31, 2005 and January 1, 2005, the notes were guaranteed, jointly and severally, by all Golfsmith subsidiaries.
          The notes and each guarantee is secured by all of Golfsmith’s real property, equipment and proceeds thereof as well as by substantially all of Golfsmith’s other assets.
          Golfsmith has the option to redeem some or all of the notes at any time prior to October 15, 2006 at a make-whole redemption price. On or after October 15, 2006, Golfsmith has the option to redeem some or all of the notes at a redemption price that will decrease ratably from 106.5% of accreted value to 100.0% of accreted value on October 15, 2008, in all cases plus accrued but unpaid interest. The accreted value of the notes at December 31, 2005 that is recorded on the Company’s consolidated balance sheet is $82.5 million.

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005
          The terms of the notes require Golfsmith to make partial pro rata redemptions of the principal amount at maturity of each note, plus accrued but unpaid interest to the redemption date as follows:

Percentages of
Notes Required
Mandatory Redemption Date	to be Redeemed

October 15, 2007	20%
October 15, 2008	10%
          The redemption requirements may be reduced by the aggregate principal amount at maturity of any notes Golfsmith has previously repurchased.
          Additionally, subsequent to fiscal 2003, Golfsmith is required under the notes to (i) offer to repurchase a portion of the notes at 100% of their accreted value within 120 days after the end of each fiscal year with 50% of Golfsmith’s excess cash flow, as defined in the agreement; (ii) under certain circumstances, Golfsmith is required to repurchase the notes at specified redemption prices in the event of a change in control. As of the end of fiscal 2004 and fiscal 2005, the Company determined that it did not have any excess cash flow, as defined in the indenture, and thus the Company is not required to offer to repurchase any of the notes.
          Additionally, the terms of the notes limit the ability of Golfsmith to, among other things, incur additional indebtedness, dispose of assets, make acquisitions, make other investments, pay dividends and make various other payments. The terms of the notes also contain certain other covenants, including a restriction on capital expenditures. In September 2004, the indenture governing the notes was amended to (i) provide that Golfsmith and its subsidiaries are not required to obtain leasehold mortgages on leases which are acquired by Golfsmith through an acquisition or similar transaction or upon any renewal or replacement of a lease, (ii) revise the covenant limiting capital expenditures (as defined in the indenture) and the definition of capital expenditure basket (as defined in the indenture) to provide that Golfsmith’s capital expenditure limitations are calculated on a fiscal year, or annual, basis rather than a “rolling four quarters” basis and (iii) clarify that any new subsidiary of Golfsmith which becomes a restricted subsidiary under the indenture is subject only to the same security provisions of the indenture as those to which existing restricted subsidiaries are subject. In March 2005, the indenture was further amended by revising the definition of capital expenditure basket to increase by $5.0 million the limitation on capital expenditures that may be made by Golfsmith or the guarantors of the notes during any given fiscal year. As of December 31, 2005 and January 1, 2005, Golfsmith was in compliance with the covenants imposed by the notes.
          The notes are recorded on the December 31, 2005 and January 1, 2005 balance sheets net of an original issuance discount of $18.75 million that is being amortized to interest expense over the term of the notes using the interest method.
          The fair value of long-term debt approximated $77.8 million and $85.3 million as of December 31, 2005, and January 1, 2005, respectively, based on the ask prices quoted from external sources, compared with carrying values of $82.5 million and $79.8 million, respectively.

Senior Credit Facility
          On October 15, 2002, concurrent with the acquisition of Golfsmith by Holdings, the Company entered into a new senior credit facility with a third party for up to $10.0 million (subject to required reserve of $500,000) in available revolver funds. Additionally, the senior credit facility allows for up to $1.0 million in authorized letters of credit. In February 2004, the senior credit facility was amended in order to increase the borrowing availability from $10 million to $12.5 million, in each case subject to

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005
required reserves of $500,000. Borrowings under the senior credit facility are secured by substantially all of Golfsmith’s current and future assets, excluding real property, equipment and proceeds thereof owned by Golfsmith, Holdings, or Golfsmith’s subsidiaries, and all of Golfsmith’s stock and equivalent equity interest in any subsidiaries. The senior credit facility is fully guaranteed by Holdings.
          The senior credit facility has a term of 4.5 years and available amounts under the facility are based on a borrowing base. The borrowing base is limited to 85% of the net amount of eligible receivables, as defined in the agreement, plus the lesser of (i) 65% of the value of eligible inventory, (ii) 60% of the net orderly liquidation value of eligible inventory, and (iii) an availability block of $2.5 million.
          The senior credit facility contains restrictive covenants which, among other things, limit: (i) additional indebtedness, (ii) dividends, (iii) capital expenditures, and (iv) acquisitions, mergers, and consolidations. As of December 31, 2005 and January 1, 2005, the Company was in compliance with all covenants in the credit facility.
          In March 2005, several financial covenants in the senior credit facility were amended in order to (1) increase the limit on capital expenditures in each fiscal year to the greater of (a) one-third of our EBITDA (as defined in the senior credit facility) in the immediately preceding fiscal year and (b) the sum of: (i) $12.0 million, (ii) the amount, if any, of the excess cash flow offer (as described above) made and not accepted by the holders of the senior secured notes during the immediately preceding fiscal year, and (iii) any amounts, up to an aggregate of $1,000,000, previously permitted to be made as capital expenditures that have not previously been made as capital expenditures, (2) to delete covenants regarding minimum interest coverage ratios and minimum earnings levels for the fiscal period ending on or about September 30, 2004 and all fiscal periods thereafter, and (3) to amend the definition of borrowing base in the senior credit facility to include an availability block of $2.5 million, as used to calculate maximum indebtedness under the senior credit facility.
          Borrowings under the credit facility may be made, at the Company’s option, as either an index rate loan or a LIBOR rate loan. Index rate loans bear interest at the higher of (1) The Wall Street Journal posted base rate on corporate loans or (2) the federal funds rate, in each case plus 1%. LIBOR rate loans bear interest at a rate based on LIBOR plus 2.5%. A fee of 2.5% per annum of the amount available under outstanding letters of credit is due and payable monthly. The weighted-average interest rate on borrowings under the senior credit facility during fiscal 2005 and fiscal 2004 was 6.5% and 5.0%, respectively. The Company is required to pay commitment fees of 0.50% of the undrawn availability as calculated under the agreement. These fees were not significant for all years presented for which the senior credit facility was effective. At December 31, 2005 and January 1, 2005, the Company had no borrowings outstanding under the senior credit facility.

6.	Store Closure and Asset Impairments
          The Company has closed five retail locations since its inception due to poor operating performance and the lack of market penetration being derived from these single-market stores. Store closure costs include writedowns of leasehold improvements and store equipment to estimated fair values and lease termination costs. During fiscal 2005, the Company closed two retail locations due to expiration of lease terms. There were not any expenses associated with either closed store recorded in accordance with SFAS No. 146, Accounting For Costs Associated With Exit or Disposal Activities. In both instances in fiscal 2005 where the Company closed a store, a new store was subsequently opened in fiscal 2005 to serve the same customer base of the closed stores. The Company did not close any stores in fiscal 2004 or fiscal 2003 as a result of poor operating performance.

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005
          The Company calculates and records impairment charges on long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. These charges have historically been recorded when the Company remodels an existing store or makes the decision to remodel an existing store, thus rendering certain fixed assets and leasehold improvements impaired.

7.	Commitments and Contingencies

Lease Commitments
          The Company leases certain store locations under operating leases that provide for annual payments that, in some cases, increase over the life of the lease. The aggregate of the minimum annual payments is expensed on a straight-line basis over the term of the related lease without consideration of renewal option periods. The lease agreements contain provisions that require the Company to pay for normal repairs and maintenance, property taxes, and insurance. Rent expense was $14.3 million for the fiscal year ended December 31, 2005, $12.8 million for the fiscal year ended January 1, 2005, and $9.5 million for the fiscal year ended January 3, 2004.
          At December 31, 2005, future minimum payments due and sublease income to be received under non-cancelable operating leases with initial terms of one year or more are as follows for each of the fiscal years presented below:

	Operating
	Lease	Sublease
	Obligations	Income

2006	$16,903,668	$1,182,208
2007	17,755,669	1,188,496
2008	16,789,323	1,015,110
2009	15,819,428	818,952
2010	15,492,741	405,734
Thereafter	63,877,650	1,008,961

Total minimum lease payments	$146,638,479

Total minimum sublease rentals		$5,619,461

          Deferred rent consists of either or both of (1) a step-rent accrual related to the Company’s store leases and (2) a lease incentive obligation related to tenant incentives received by the Company pursuant to an operating lease agreement. In accordance with SFAS No. 13, Accounting for Leases, rental expense for the Company’s store leases is recognized on a straight-line basis even though a majority of the store leases contain escalation clauses.
          Golfsmith has entered into certain sublease agreements with third parties to sublease retail space previously occupied by Golfsmith. The sublease terms ending dates range from 2008 to 2013. Sublease income recorded as a reduction of rent expense was $0.7 million in fiscal 2005, $0.4 million in fiscal 2004, $0.3 million in fiscal 2003. Future minimum sublease payments to be received by Golfsmith over the terms of the leases are noted in the table above.

Employment Agreements
          The Company has entered into employment agreements with James D. Thompson, the Company’s president and chief executive officer, and with Virginia Bunte, the Company’s senior vice president, chief

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005
financial officer and treasurer. The Company has also entered into employment agreements with Carl Paul, one of our directors and a stockholder, and Franklin Paul, one of our stockholders, to provide advisory services.

Legal Proceedings
          The Company is involved in various legal proceedings arising in the ordinary course of conducting business. The Company believes that the ultimate outcome of such matters, in the aggregate, will not have a material adverse impact on its financial position, liquidity or results of operations.

8.	Guarantees
          Holdings and all of Golfsmith’s existing domestic subsidiaries fully and unconditionally guarantee, and all of Golfsmith’s future domestic subsidiaries will guarantee, both the senior secured notes issued by Golfsmith in October 2002 and the senior credit facility. The senior secured notes mature in October 2009 with certain mandatory redemption features. Interest payments are required on a semi-annual basis on the senior secured notes at an annual interest rate of 8.375%. At December 31, 2005, there were no amounts outstanding under the senior credit facility and $82.5 million outstanding on the senior secured notes.
          Holdings has no assets or liabilities other than its investment in its wholly owned subsidiary Golfsmith and did not have operations prior to the acquisition of Golfsmith. Golfsmith has no independent operations nor any assets or liabilities other than its investments in its wholly owned subsidiaries. Domestic subsidiaries of Golfsmith comprise all of Golfsmith’s assets, liabilities and operations. There are no restrictions on the transfer of funds between Holdings, Golfsmith and any of Golfsmith’s domestic subsidiaries.
          The Company offers warranties to its customers depending on the specific product and terms of the goods purchased. A typical warranty program requires that the Company replace defective products within a specified time period from the date of sale. The Company records warranty costs as they are incurred and historically such costs have not been material. For all periods presented, warranty costs were immaterial.

9.	Accrued Expenses and Other Current Liabilities
          The Company’s accrued expenses and other current liabilities are comprised of the following at December 31, 2005 and January 1, 2005, respectively:

	Fiscal Year	Fiscal Year
	Ended	Ended
	December 31,	January 1,
	2005	2005

Salaries and benefits	$2,927,440	$1,791,931
Interest	2,654,411	2,647,670
Allowance for returns reserve	671,742	1,326,394
Gift certificates	8,091,210	7,521,148
Taxes	2,704,282	3,169,661
Other	2,114,374	2,260,311

Total	$19,163,459	$18,717,115

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005

10.	Other Income and Expense
          Other income was $0.5 million in fiscal 2005, $1.2 million in fiscal 2004 and $0.2 million in fiscal 2003. During fiscal 2005, Golfsmith sold its trademarks for Lynx® in Taiwan and Korea to third parties. Golfsmith received proceeds of $0.7 million during fiscal 2005 and will receive additional proceeds over the next three years of $0.8 million for purchase price consideration. The gain on the sales recorded in fiscal 2005 was $0.3 million and is recorded in other income in the statement of operations. During fiscal 2004, Golfsmith sold its trademarks for Lynx® in Europe, Malaysia, Thailand and Singapore to a third party. Golfsmith received proceeds of $2.1 million, net of direct costs associated with the sale. The gain on the sale was approximately $1.1 million and is recorded in other income in the statement of operations.
          Other expense was not significant during any of the years presented.

11.	Retirement and Profit Sharing Plans
          During 1998, the Board of Directors approved a Retirement Savings Plan (the “Plan”), which permits eligible employees to make contributions to the Plan on a pretax basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The Company makes a matching contribution of 50% of the employee’s pretax contribution, up to 6% of the employee’s compensation, in any calendar year. The Company contributed approximately $291,000 during the fiscal year ended December 31, 2005, $349,000 during the fiscal year ended January 1, 2005 and $259,000 during the fiscal year ended January 3, 2004.
          In 2005, the Company established the Annual Management Incentive Plan under which eligible participants may receive a cash bonus if the Compensation Committee of the Board of Directors creates a bonus pool and determines such participants have achieved pre-determined individual and corporate goals. During fiscal 2005, the Company recorded expense of $1.7 million under the Annual Management Incentive Plan. This amount is recorded in selling, general and administrative expenses on the Company’s consolidated statement of operations.

12.	Common Stock

Golfsmith International Holdings, Inc.
          Holdings has authorized 40.0 million shares of common stock, par value $.001 per share, of which 21,594,597 shares were issued and outstanding at December 31, 2005 and January 1, 2005.

Golfsmith International, Inc.
          Prior to the merger on October 15, 2002, Golfsmith had authorized 20.0 million shares of common stock, par value $.01 per share. Subsequent to the merger on October 15, 2002, the surviving operating entity Golfsmith is authorized to issue 100 shares of its $.01 par value common stock. All 100 shares were issued and outstanding as of December 31, 2005 and January 1, 2005. Holdings, the parent of Golfsmith, holds all of Golfsmith’s outstanding common stock.

Dividends
          No dividends have been declared or paid by Holdings or Golfsmith since the merger on October 15, 2002.

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005

Capital Shares Reserved for Issuance
          At December 31, 2005, the Company has reserved the following shares of common stock for issuance:

Stock options	2,850,000
Restricted stock units	755,935
Additional authorized common shares	14,799,468

Total unissued authorized common shares	18,405,403

13.	Restricted Stock Units
          In October 2002, concurrent with the merger transaction between Holdings and Golfsmith, Holdings awarded restricted stock units of Holdings’ common stock to eligible employees of Golfsmith and its subsidiaries. The stock units are granted with certain restrictions as defined in the agreement. There were 755,935 outstanding shares of restricted stock units at December 31, 2005 and January 1, 2005 with a book value of $2.3 million at each such date.
          The restricted stock units are fully vested at the grant date and are held in an escrow account. The stock units become available to the employees as the restrictions lapse. In general, the restrictions lapse after ten years unless the occurrence of certain specified events, upon which the restrictions will lapse earlier.

14.	Stock Option Plan

Golfsmith International Holdings, Inc. 2002 Incentive Stock Plan
          In October 2002, Holdings adopted the 2002 Incentive Stock Plan (the “2002 Plan”). Under the 2002 Plan, certain employees, members of the Board of Directors and third party consultants may be granted options to purchase shares of Holdings common stock, stock appreciation rights and restricted stock grants (collectively referred to as “options”). The exercise price of the options granted was equal to the value of Golfsmith’s common stock on the grant date. Options are exercisable and vest in accordance with each option agreement. The term of each option is no more than ten years from the date of the grant. There were 2,850,000 shares authorized under the 2002 Plan at December 31, 2005, of which 841,777 are available for future grant.

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005
          A summary of the Company’s stock option activity and related information for the 2002 Plan through December 31, 2005 is as follows:

		Range of	Weighted Average
	Options	Exercise Prices	Exercise Price

Outstanding at December 28, 2002	—	$—	$—
Granted	1,840,500	$3.00	$3.00
Exercised	—	$—	$—
Forfeited	(113,000)	$3.00	$3.00

Outstanding at January 3, 2004	1,727,500	$3.00	$3.00

Granted	741,500	$3.85	$3.85
Exercised	—	$—	$—
Forfeited	(243,000)	$3.00–3.85	$3.05

Outstanding at January 1, 2005	2,226,000	$3.00–3.85	$3.28

Granted	69,223	$3.85	$3.85
Exercised	—	$—	$—
Forfeited	(287,000)	$3.00–3.85	$3.69

Outstanding at December 31, 2005	2,008,223	$3.00–3.85	$3.24

          Options become exercisable as they vest. At December 31, 2005, 19,223 options were vested and exercisable with a weighted average exercise price of $3.85. At December 31, 2005, the weighted average remaining contractual life of outstanding options was 7.9 years.

Fair Value Disclosures
          Pro forma information regarding net income (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock plans under the fair value method of that Statement. Fair value was determined using the minimum value option-pricing model with a volatility factor near zero as the Company’s shares are not publicly traded, with the following assumptions:

	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended
	December 31,	January 1,	January 3,
	2005	2005	2004

Risk-free interest rate	4.5%	4.0%	4.0%
Weighted-average expected life of the options (years)	7.00	7.00	7.00
Dividend rate	0.0%	0.0%	0.0%
Weighted-average fair value of options granted:
Exercise price equal to fair value of stock on date of grant	$0.94	$0.94	$0.73
          For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information is disclosed in Note 1.
          Option valuation models incorporate highly subjective assumptions. Because changes in the subjective assumptions can materially affect the fair value estimate, the existing models do not necessarily

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005
provide a reliable single measure of the fair value of Golfsmith’s employee stock options. Because, for pro forma disclosure purposes, the estimated fair value of Golfsmith’s employee stock options is treated as if amortized to expense over the options’ vesting period, the effects of applying SFAS No. 123 for pro forma disclosures are not necessarily indicative of future amounts.

15.	Earnings Per Share
          Basic earnings per share is computed based on the weighted average number of common shares outstanding, including outstanding restricted stock awards. Diluted earnings per share is computed based on the weighted average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued. Potentially dilutive shares of common stock include outstanding stock options.
          The following table sets forth the computation of basic and diluted net income (loss) per share:

		Year Ended
	December 31,	January 1,	January 3,
	2005	2005	2004

Net Income (loss)	$2,957,634	$(4,755,616)	$1,064,264
Basic:
Weighted-average shares of common stock outstanding	21,594,597	21,594,597	20,768,021
Weighted-average shares of restricted common stock units outstanding	755,935	755,935	755,935
Shares used in computing basic net income (loss) per share	22,350,532	22,350,532	21,523,956

Effect of dilutive securities:
Stock options and awards	318,253	—	—
Shares used in computing diluted net income (loss) per share	22,668,785	22,350,532	21,523,956

Basic and diluted net income (loss) per share	$0.13	$(0.21)	$0.05
          The computation of dilutive shares outstanding excluded options to purchase 0.6 million, 0.7 million and 1.7 million shares as of December 31, 2005, January 1, 2005, and January 3, 2004, respectively, because such outstanding options’ exercise prices were equal to or greater than the average market price of our common shares and, therefore, the effect would be antidilutive (i.e., including such options would result in higher earnings per share).

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005

16.	Income Taxes
          Significant components of the income tax provision attributable to continuing operations are as follows:

	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended
	December 31,	January 1,	January 3,
	2005	2005	2004

Current:
Federal	$64,943	$—	$—
State	150,000	120,650	60,000
Foreign	185,060	139,978	404,983

Total Current	400,003	260,628	464,983
Deferred:
Federal	—	3,824,628	165,378
State	—	337,468	14,592
Foreign	—	—	—

Total deferred	—	4,162,096	179,970
Income tax provision	$400,003	$4,422,724	$644,953

          The Company’s provision for income taxes differs from the amount computed by applying the statutory rate to income from continuing operations before taxes as follows:

	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended
	December 31,	January 1,	January 3,
	2005	2005	2004

Income Tax at U.S. statutory rate	34.0%	(34.0)%	34.0%
State taxes, net of federal income tax	4.4%	23.9%	3.3%
Foreign income taxes	5.2%	42.0%	0.0%
Permanent differences and other	(4.1)%	2.4%	0.4%
Utilized net operating losses	(34.5)%	0.0%	0.0%
Change in valuation allowance	6.9%	1,294.2%	0.0%
Income tax provision	11.9%	1,328.5%	37.7%

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005
purposes. Significant components of the Company’s deferred taxes as of December 31, 2005 and January 1, 2005 are as follows:

	At December 31,	At January 1,
	2005	2005

Deferred tax assets:
Accrued expenses and other	$548,087	$515,906
Inventory basis	1,613,068	1,078,311
Federal tax carryforwards	2,683,497	2,808,398
Reserves and allowances	352,425	603,733

Total deferred tax assets	5,197,077	5,006,348
Valuation allowance for deferred tax assets	4,540,198	4,308,362

Net deferred tax assets	656,879	697,986

Deferred tax liabilities:
Depreciable/amortizable assets	656,879	697,986

Total deferred tax liabilities	656,879	697,986

Net deferred tax assets	$—	$—

          During the fiscal year ended January 1, 2005, the Company recorded a full valuation allowance against its net deferred tax assets. The valuation allowance will be relieved when the Company expects to realize the benefit of its net deferred tax assets.
          As of December 31, 2005, the Company had federal net operating loss carryforwards of approximately $5.1 million. The net operating loss carryforwards will begin expiring in 2022 if not utilized. In addition, the Company has foreign tax credits of approximately $0.7 million that will begin expiring in 2008 if not utilized.

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005

17.	Foreign and Domestic Operations
          The Company has operated in foreign and domestic regions. Information about these operations is presented below:

	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended
	December 31,	January 1,	January 3,
	2005	2005	2004

Net revenues:
North America	$318,888,015	$289,619,500	$251,910,857
International	4,906,210	6,582,649	5,833,923
Operating profit:
North America	14,124,426	9,431,519	11,231,351
International	550,670	249,940	1,430,445
Income (loss) from continuing operations before income taxes:
North America	2,891,252	(639,654)	288,070
International	466,385	306,762	1,421,147
Identifiable assets:
North America	203,176,199	184,458,674	175,146,048
International	1,660,071	2,470,625	2,303,100

18.	Valuation and Qualifying Accounts

		Amounts
		Charged to
	Balance at	Net Income	Write-offs	Balance at
	Beginning	(Loss), Net	Against	End of
	of Period	of Recoveries	Reserves	Period

Allowance for sales returns:
Fiscal year ended December 31, 2005	1,326,394	10,180,021	(10,834,673)	671,742
Fiscal year ended January 1, 2005	1,357,173	10,358,365	(10,389,144)	1,326,394
Fiscal year ended January 3, 2004	1,098,029	8,111,425	(7,852,281)	1,357,173
Allowance for doubtful accounts:
Fiscal year ended December 31, 2005	161,838	65,670	(80,544)	146,964
Fiscal year ended January 1, 2005	176,667	85,487	(100,316)	161,838
Fiscal year ended January 3, 2004	242,643	157,717	(223,693)	176,667

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005

19.	Consolidated Quarterly Financial Information (Unaudited)

	First	Second	Third	Fourth	Full
Fiscal 2005	Quarter	Quarter	Quarter	Quarter	Year

Net revenues	$63,958,382	$102,493,511	$85,521,081	$71,821,251	$323,794,225
Gross profit	22,762,892	37,832,621	29,882,762	25,271,664	115,749,939
Income (loss) from continuing operations	(1,999,612)	6,001,687	1,210,595	(2,255,036)	2,957,634
Net income (loss)	(1,999,612)	6,001,687	1,210,595	(2,255,036)	2,957,634
Basic and diluted net income (loss) per share of common stock	$(0.09)	$0.27	$0.05	$(0.10)	$0.13
Basic weighted average common shares outstanding	22,350,532	22,350,532	22,350,532	22,350,532	22,350,532
Diluted weighted average common shares outstanding	22,350,532	22,676,954	22,669,668	22,350,532	22,668,785

	First	Second	Third	Fourth	Full
Fiscal 2004	Quarter	Quarter	Quarter	Quarter	Year

Net revenues	$65,782,039	$96,943,734	$73,895,536	$59,580,840	$296,202,149
Gross profit	22,975,182	33,374,179	24,516,783	20,321,426	101,187,570
Income (loss) from continuing operations	(202,961)	2,265,194	535,655	(7,353,504)	(4,755,616)
Net income (loss)	(202,961)	2,265,194	535,655	(7,353,504)	(4,755,616)
Basic and diluted net income (loss) per share of common stock	$(0.01)	$0.10	$0.02	$(0.33)	$(0.21)
Basic weighted average common shares outstanding	22,350,532	22,350,532	22,350,532	22,350,532	22,350,532
Diluted weighted average common shares outstanding	22,350,532	22,422,608	22,698,038	22,350,532	22,350,532

20.	Related Party Transactions
          In October 2002, the Company entered into a management consulting agreement with its majority stockholder whereby the Company pays a management fee expense of $600,000 per year, plus out of pocket expenses, to this majority stockholder of the Company ending in October 2012. During the fiscal years ended December 31, 2005, January 1, 2005 and January 3, 2004, the Company paid approximately $681,000, $631,000 and $812,000, respectively, to this majority stockholder under the agreement. These amounts are recognized in the consolidated statement of operations in the selling, general and administrative expense line item. As of December 31, 2005 and January 1, 2005, the Company did not have any material amounts payable to this majority stockholder.

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005
          Nothing in the management consulting agreement shall prohibit the Company’s majority stockholder from receiving from the Company a fee in connection with their financial advisory and consulting services in connection with future acquisitions, dispositions or debt or equity financings. Under the terms of the agreement, such additional fees will not exceed an amount equal to:

•	in the case of a transaction involving less than $50 million in total enterprise value, 2% of such total enterprise value;

•	in the case of a transaction involving more than $50 million but less than $100 million in total enterprise value, $1 million; and

•	in the case of a transaction involving more than $100 million in total enterprise value, 1% of such total enterprise value.
          On May 28, 2003, the Company issued 83,333 shares of its common stock to one of the Company’s directors, for an aggregate purchase price of $249,999, or $3.00 per share.
          On July 24, 2003, in conjunction with the Company’s acquisition of Sherwood, the Company’s majority stockholder, purchased 1,427,623 shares of the Company’s common stock for an aggregate purchase price of $4.3 million. Also on July 24, 2003, in conjunction with the Company’s acquisition of Sherwood, a director of the Company purchased 5,710 shares of the Company’s common stock for an aggregate purchase price of approximately $17,000.
          On June 9, 2005, Holdings entered into a consulting agreement with a director of the Company. The agreement has an initial term of three years and may be terminated by either party giving thirty days’ prior written notice. Pursuant to the terms of the agreement, the director will make him or herself available for ten business days per calendar year of the term of the agreement for consulting services to the Company. The Company will pay the director $2,000 per business day on which consulting services are performed and reimburse the director for reasonable out-of-pocket expenses. The Company paid approximately $33,000 to this director under this agreement in fiscal 2005. There were no amounts owed to this director as of December 31, 2005.

21.	Subsequent Events
          On March 14, 2006, Holdings filed a registration statement on Form S-1 with the Securities and Exchange Commission, for the registration of shares of common stock for sale to the public markets.

Through and including                     , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.
                                 Shares
Common Stock

PROSPECTUS

Merrill Lynch & Co.
JPMorgan
Lazard Capital Markets
                    , 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
          The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the registration fee and the NASD filing fee.

Amount to
be Paid

SEC registration fee	$
NASD filing fee
Nasdaq National Market fee
Blue sky qualification fees and expenses
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees
Miscellaneous fees and expenses

Total	$

Item 14.	Indemnification of Officers and Directors.
          Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The registrant’s amended and restated certificate of incorporation and amended and restated bylaws provide that the registrant shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law. In addition, the registrant has entered into separate indemnification agreements with its directors and executive officers which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from acts or omissions not in good faith or from willful misconduct).
          These indemnification provisions and the indemnification agreements entered into between the registrant and its executive officers and directors may be sufficiently broad to permit indemnification of the registrant’s executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.
          The underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the registrant and its executive officers and directors for certain liabilities, including liabilities arising under the Securities Act, or otherwise.

Item 15.	Recent Sales of Unregistered Securities.
          The following is a summary of transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act.

•	On May 28, 2003, pursuant to the exemption from registration provided by Section 4(2) under the Securities Act of 1933, the Registrant issued 83,333 shares of its common stock to Thomas G. Hardy, one of its directors, for an aggregate purchase price of $249,999, or $3.00 per share.

•	On June 16, 2003, pursuant to the exemption from registration provided by Section 4(2) under the Securities Act of 1933, the Registrant issued options to purchase an aggregate of

1,840,500 shares of its common stock at an exercise price of $3.00 per share to members of its management under its 2002 Incentive Stock Plan.

•	On July 24, 2003, pursuant to the exemption from registration provided by Section 4(2) under the Securities Act of 1933, the Registrant issued 1,427,623 shares of its common stock to Atlantic Equity Partners III, L.P., its majority stockholder, for an aggregate purchase price of $4,282,869, or $3.00 per share. Holdings issued these shares without registration under the Securities Act in reliance on the exemption provided by Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

•	On July 24, 2003, pursuant to the exemption from registration provided by Section 4(2) under the Securities Act of 1933, the Registrant issued 5,710 shares of its common stock to Thomas G. Hardy, one of its directors, for an aggregate purchase price of $17,131, or $3.00 per share.
          No underwriter or underwriting discount or commission was involved in any of the transactions set forth in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules.
          (a) Exhibits.

Exhibit
Number	Description of Documents

1.1	Form of Underwriting Agreement*
2.1	Agreement and Plan of Merger, dated as of September 23, 2002, among Golfsmith International, Inc., Golfsmith International Holdings, Inc. and BGA Acquisition Corporation (filed as Exhibit 2.1 to Golfsmith’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
3.1	Certificate of Incorporation of Golfsmith International, Inc. (filed as Exhibit 3.1 to Golfsmith International Holding, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
3.2	Amended and Restated Certificate of Incorporation of Golfsmith International Holdings, Inc. to be effective upon the closing of this offering*
3.3	Bylaws of Golfsmith International, Inc. (filed as Exhibit 3.2 to Golfsmith’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
3.4	Amended and Restated Bylaws of Golfsmith International Holdings, Inc. to be effective upon the closing of this offering*
4.1	Specimen Common Stock Certificate*
4.2	Indenture, dated as of October 15, 2002, among Golfsmith International, Inc., the guarantors named and defined therein and U.S. Bank Trust National Association, as trustee (filed as Exhibit 4.1 to Golfsmith International Holding, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
4.3	First Supplemental Indenture, dated as of September 15, 2004, among Golfsmith International, Inc., the guarantors named and defined therein and U.S. Bank Trust National Association, as trustee (filed as Exhibit 4.2 to Golfsmith International Holdings, Inc.’s Current Report on Form 8-K (No. 333-101117) filed on September 17, 2004, and incorporated herein by reference)
4.4	Second Supplemental Indenture, dated as of March 21, 2005, among Golfsmith International, Inc., the guarantors named and defined therein and U.S. Bank Trust National Association, as trustee. (filed as Exhibit 4.3 to Golfsmith International Holdings, Inc.’s Current Report on Form 8-K (No. 333-101117) filed on March 24, 2005, and incorporated herein by reference)
5.1	Opinion of White & Case LLP*

Exhibit
Number	Description of Documents

9.1	Stockholders Agreement, dated as of October 15, 2002, among Golfsmith International Holdings, Inc., Atlantic Equity Partners III, L.P. and the other stockholders party thereto (filed as Exhibit 9.1 to Golfsmith International Holding, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.1	Redemption Agreement, dated as of September 23, 2002, among DLJ Investment Partners, L.P., DLJ Investment Fundings, Inc., DLJ ESC II L.P., Golfsmith International, Inc., Golfsmith Holdings, L.P., Golfsmith GP Holdings, Inc., Golfsmith International Holdings, Inc. and BGA Acquisition Corporation (filed as Exhibit 10.1 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.2	Management Consulting Agreement, dated as of October 15, 2002, among Golfsmith International Holdings, Inc., Golfsmith International, Inc. and First Atlantic Capital, Ltd. (filed as Exhibit 10.4 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.3	Credit Agreement, dated as of October 15, 2002, among Golfsmith International, L.P., Golfsmith NU, L.L.C., and Golfsmith USA, L.L.C., as borrowers, Golfsmith International, Inc. and the other credit parties named therein and General Electric Capital Corporation, as a lender, as the initial L/C issuer and as agent (filed as Exhibit 10.5 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.4	Amendment No. 1 to the Credit Agreement, dated as of January 10, 2003, among Golfsmith International, L.P., Golfsmith NU, L.L.C. and Golfsmith USA, L.L.C. as Borrowers and General Electric Capital Corporation as a lender (filed as Exhibit 10.6 to Golfsmith International Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended January 3, 2004 (No. 333-101117) and incorporated herein by reference)
10.5	Amendment No. 2 to the Credit Agreement, dated as of September 5, 2003, among Golfsmith International, L.P., Golfsmith NU, L.L.C. and Golfsmith USA, L.L.C. as Borrowers and General Electric Capital Corporation as a lender (filed as Exhibit 10.7 to Golfsmith International Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended January 3, 2004 (No. 333-101117) and incorporated herein by reference)
10.6	Amendment No. 3 to the Credit Agreement, dated as of February 10, 2004, among Golfsmith International, L.P., Golfsmith NU, L.L.C. and Golfsmith USA, L.L.C. as Borrowers and General Electric Capital Corporation as a lender (filed as Exhibit 10.8 to Golfsmith International Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended January 3, 2004, (No. 333-101117) and incorporated herein by reference)
10.7	Amendment No. 4 to the Credit Agreement, dated as of March 11, 2004, among Golfsmith International, L.P., Golfsmith NU, L.L.C. and Golfsmith USA, L.L.C. as Borrowers and General Electric Capital Corporation as a lender (filed as Exhibit 10.9 to Golfsmith International Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended January 3, 2004, (No. 333-101117) and incorporated herein by reference)
10.8	Amendment No. 5 to Credit Agreement, dated as of July 21, 2004, by and among Golfsmith International, L.P., Golfsmith NU, L.L.C. and Golfsmith USA, L.L.C., as Borrowers, the other Persons designated as Credit Parties to the Credit Agreement, the lenders signatory thereto from time to time, and General Electric Capital Corporation, for itself and as a Lender, as L/C Issuer and as Agent for the Lenders (filed as Exhibit 10.1 to Golfsmith International Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 3, 2004 (No. 333-101117) and incorporated herein by reference)
10.9	Amendment No. 6 to Credit Agreement, dated as of October 4, 2004, by and among Golfsmith International, L.P., Golfsmith NU, L.L.C. and Golfsmith USA, L.L.C., as Borrowers, the other Persons designated as Credit Parties to the Credit Agreement, the lenders signatory thereto from time to time, and General Electric Capital Corporation, for itself and as a Lender, as L/C Issuer and as Agent for the Lenders (filed as Exhibit 10.7 to Golfsmith International Holdings, Inc.’s Current Report on Form 8-K filed on October 8, 2004 (No. 333-101117) and incorporated herein by reference)

Exhibit
Number	Description of Documents

10.10	Amendment No. 7 to Credit Agreement, dated as of November 5, 2004, by and among Golfsmith International, L.P., Golfsmith NU, L.L.C. and Golfsmith USA, L.L.C., as Borrowers, the other Persons designated as Credit Parties to the Credit Agreement, the lenders signatory thereto from time to time, and General Electric Capital Corporation, for itself and as a Lender, as L/C Issuer and as Agent for the Lenders (filed as Exhibit 10.8 to Golfsmith International Holdings, Inc.’s Current Report on Form 8-K filed on November 12, 2004 (No. 333-101117) and incorporated herein by reference)
10.11	Amendment No. 8 to Credit Agreement, dated as of March 29, 2005, by and among Golfsmith International, L.P., Golfsmith NU, L.L.C. and Golfsmith USA, L.L.C., as Borrowers, the other Persons designated as Credit Parties to the Credit Agreement, the lenders signatory thereto from time to time, and General Electric Capital Corporation, for itself and as a Lender, as L/C Issuer and as Agent for the Lenders (filed as Exhibit 10.29 to Golfsmith International Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended January 1, 2005, (No. 333-101117) and incorporated herein by reference)
10.12	Indemnification Agreement, dated as of October 15, 2002, among Golfsmith International Holdings, Inc., and Carl F. Paul and Franklin C. Paul, as stockholder representatives (filed as Exhibit 10.3 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.13	Indemnification Agreement, dated as of October 15, 2002, by Golfsmith International, Inc. in favor of Carl F. Paul (filed as Exhibit 10.7 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.14	Indemnification Agreement, dated as of October 15, 2002, by Golfsmith International, Inc. in favor of Franklin Paul (filed as Exhibit 10.8 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.15	Indemnification Agreement, dated as of October 15, 2002, by Golfsmith International, Inc. in favor of Barbara Paul (filed as Exhibit 10.9 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.16	Indemnification Agreement, dated as of October 15, 2002, by Golfsmith International, Inc. in favor of Kelly Redding (filed as Exhibit 10.10 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.17	Indemnification Agreement, dated as of October 15, 2002, by Golfsmith International, Inc. in favor of John Moriarty (filed as Exhibit 10.11 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.18	Employment Agreement, dated as of October 15, 2002, between Golfsmith International, Inc. and Carl F. Paul (filed as Exhibit 10.12 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.19	Letter Agreement amending the Carl F. Paul Employment Agreement, dated as of March 29, 2005, by and between Golfsmith International, Inc. and Carl F. Paul (filed as Exhibit 10.31 to Golfsmith International Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended January 1, 2005 (No. 333-101117) and incorporated herein by reference)
10.20	Employment Agreement, dated as of October 15, 2002, between Golfsmith International, Inc. and Franklin C. Paul (filed as Exhibit 10.13 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.21	Letter Agreement amending the Franklin C. Paul Employment Agreement, dated as of March 29, 2005, by and between Golfsmith International, Inc. and Franklin C. Paul (filed as Exhibit 10.30 to Golfsmith International Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended January 1, 2005 (No. 333-101117) and incorporated herein by reference)
10.22	Employment Agreement, dated as of October 15, 2002, between Golfsmith International, Inc. and James D. Thompson (filed as Exhibit 10.14 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)

Exhibit
Number	Description of Documents

10.23	Employment Agreement, dated as of January 15, 2003, between Golfsmith International, Inc. and Virginia Bunte (filed as Exhibit 10.15 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.24	Consulting Agreement, dated as of June 9, 2005, between Mr. Larry Mondry and Golfsmith International Holdings, Inc. (filed as Exhibit 10.1 to Golfsmith International Holdings, Inc.’s Current Report on Form 8-K (No. 333-101117) filed on June 14, 2005, and incorporated herein by reference)
10.25	Settlement Agreement and General Release, dated as of September 30, 2004, between James C. Loden and Golfsmith International, L.P. (filed as Exhibit 10.1 to Golfsmith International Holdings, Inc.’s Current Report on Form 8-K filed on October 8, 2004 (No. 333-101117) and incorporated herein by reference)
10.26	2002 Incentive Stock Plan (filed as Exhibit 10.18 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.27	2006 Incentive Stock Plan*
10.28	Golfsmith International Holdings, Inc. Annual Management Incentive Plan (filed as Exhibit 10.1 to Golfsmith International Holdings, Inc.’s Current Report on Form 8-K (No. 333-101117) filed on August 30, 2005, and incorporated herein by reference)
10.29	Form Individual Notice of Award (filed as Exhibit 10.2 to Golfsmith International Holdings, Inc.’s Current Report on Form 8-K (No. 333-101117) filed on August 30, 2005, and incorporated herein by reference)
10.30	Golfsmith International, Inc. Severance Benefit Plan (filed as Exhibit 10.17 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.31	Golfsmith 2004 Management Incentive Plan (filed as Exhibit 10.23 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-1 (No. 333-117210) and incorporated herein by reference)
10.32	Golfsmith International Holdings, Inc. Severance Pay Plan (filed as Exhibit 10.2 to Golfsmith International Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 3, 2004, (No. 333-101117) and incorporated herein by reference)
21.1	Subsidiaries of Golfsmith International Holdings, Inc. (filed as Exhibit 21.1 to Golfsmith International Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended January 3, 2004 (No. 333-10117) and incorporated herein by reference)
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2	Consent of White & Case LLP (included in Exhibit 5.1)*
24.1	Power of Attorney (included in signature page)**

*	To be filed by amendment.

**	Previously filed.

          (b)     Financial Statement Schedules.
          All other schedules have been omitted because they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto.

Item 17.	Undertakings.
          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
          The undersigned registrant hereby undertakes:

(1) To provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York, State of New York, on the 19th day of April 2006.

GOLFSMITH INTERNATIONAL HOLDINGS, INC.

By:	/s/ James D. Thompson

James D. Thompson
Chief Executive Officer, President and Director
          Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name		Title	Date

* Charles Shaw		Chairman of the Board of Directors	April 19, 2006

/s/ James D. Thompson James D. Thompson		Chief Executive Officer, President and Director (Principal Executive Officer)	April 19, 2006

/s/ Virginia Bunte Virginia Bunte		Senior Vice President, Chief Financial Officer and Treasurer (Principal Accounting and Financial Officer)	April 19, 2006

* Roberto Buaron		Director	April 19, 2006

* James Grover		Director	April 19, 2006

* Noel Wilens		Director	April 19, 2006

* Thomas G. Hardy		Director	April 19, 2006

* James Long		Director	April 19, 2006

* Lawrence Mondry		Director	April 19, 2006

* By:	/s/ James D. Thompson James D. Thompson As Attorney-In-Fact

INDEX TO EXHIBITS

Exhibit
Number	Description of Documents

1.1	Form of Underwriting Agreement*
2.1	Agreement and Plan of Merger, dated as of September 23, 2002, among Golfsmith International, Inc., Golfsmith International Holdings, Inc. and BGA Acquisition Corporation (filed as Exhibit 2.1 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
3.1	Certificate of Incorporation of Golfsmith International, Inc. (filed as Exhibit 3.1 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
3.2	Amended and Restated Certificate of Incorporation of Golfsmith International Holdings, Inc. to be effective upon the closing of this offering*
3.3	Bylaws of Golfsmith International, Inc. (filed as Exhibit 3.2 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
3.4	Amended and Restated Bylaws of Golfsmith International Holdings, Inc. to be effective upon the closing of this offering*
4.1	Specimen Common Stock Certificate*
4.2	Indenture, dated as of October 15, 2002, among Golfsmith International, Inc., the guarantors named and defined therein and U.S. Bank Trust National Association, as trustee (filed as Exhibit 4.1 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
4.3	First Supplemental Indenture, dated as of September 15, 2004, among Golfsmith International, Inc., the guarantors named and defined therein and U.S. Bank Trust National Association, as trustee (filed as Exhibit 4.2 to Golfsmith International Holdings, Inc.’s Current Report on Form 8-K (No. 333-101117) filed on September 17, 2004, and incorporated herein by reference)
4.4	Second Supplemental Indenture, dated as of March 21, 2005, among Golfsmith International, Inc., the guarantors named and defined therein and U.S. Bank Trust National Association, as trustee. (filed as Exhibit 4.3 to Golfsmith International Holdings, Inc.’s Current Report on Form 8-K (No. 333-101117) filed on March 24, 2005, and incorporated herein by reference)
5.1	Opinion of White & Case LLP*
9.1	Stockholders Agreement, dated as of October 15, 2002, among Golfsmith International Holdings, Inc., Atlantic Equity Partners III, L.P. and the other stockholders party thereto (filed as Exhibit 9.1 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.1	Redemption Agreement, dated as of September 23, 2002, among DLJ Investment Partners, L.P., DLJ Investment Fundings, Inc., DLJ ESC II L.P., Golfsmith International, Inc., Golfsmith Holdings, L.P., Golfsmith GP Holdings, Inc., Golfsmith International Holdings, Inc. and BGA Acquisition Corporation (filed as Exhibit 10.1 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.2	Management Consulting Agreement, dated as of October 15, 2002, among Golfsmith International Holdings, Inc., Golfsmith International, Inc. and First Atlantic Capital, Ltd. (filed as Exhibit 10.4 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.3	Credit Agreement, dated as of October 15, 2002, among Golfsmith International, L.P., Golfsmith NU, L.L.C., and Golfsmith USA, L.L.C., as borrowers, Golfsmith International, Inc. and the other credit parties named therein and General Electric Capital Corporation, as a lender, as the initial L/C issuer and as agent (filed as Exhibit 10.5 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)

Exhibit
Number	Description of Documents

10.4	Amendment No. 1 to the Credit Agreement, dated as of January 10, 2003, among Golfsmith International, L.P., Golfsmith NU, L.L.C. and Golfsmith USA, L.L.C. as Borrowers and General Electric Capital Corporation as a lender (filed as Exhibit 10.6 to Golfsmith International Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended January 3, 2004 (No. 333-101117) and incorporated herein by reference)
10.5	Amendment No. 2 to the Credit Agreement, dated as of September 5, 2003, among Golfsmith International, L.P., Golfsmith NU, L.L.C. and Golfsmith USA, L.L.C. as Borrowers and General Electric Capital Corporation as a lender (filed as Exhibit 10.7 to Golfsmith International Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended January 3, 2004 (No. 333-101117) and incorporated herein by reference)
10.6	Amendment No. 3 to the Credit Agreement, dated as of February 10, 2004, among Golfsmith International, L.P., Golfsmith NU, L.L.C. and Golfsmith USA, L.L.C. as Borrowers and General Electric Capital Corporation as a lender (filed as Exhibit 10.8 to Golfsmith International Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended January 3, 2004 (No. 333-101117) and incorporated herein by reference)
10.7	Amendment No. 4 to the Credit Agreement, dated as of March 11, 2004, among Golfsmith International, L.P., Golfsmith NU, L.L.C. and Golfsmith USA, L.L.C. as Borrowers and General Electric Capital Corporation as a lender (filed as Exhibit 10.9 to Golfsmith International Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended January 3, 2004 (No. 333-101117) and incorporated herein by reference)
10.8	Amendment No. 5 to Credit Agreement, dated as of July 21, 2004, by and among Golfsmith International, L.P., Golfsmith NU, L.L.C. and Golfsmith USA, L.L.C., as Borrowers, the other Persons designated as Credit Parties to the Credit Agreement, the lenders signatory thereto from time to time, and General Electric Capital Corporation, for itself and as a Lender, as L/C Issuer and as Agent for the Lenders (filed as Exhibit 10.1 to Golfsmith International Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 3, 2004 (No. 333-101117) and incorporated herein by reference)
10.9	Amendment No. 6 to Credit Agreement, dated as of October 4, 2004, by and among Golfsmith International, L.P., Golfsmith NU, L.L.C. and Golfsmith USA, L.L.C., as Borrowers, the other Persons designated as Credit Parties to the Credit Agreement, the lenders signatory thereto from time to time, and General Electric Capital Corporation, for itself and as a Lender, as L/C Issuer and as Agent for the Lenders (filed as Exhibit 10.7 to Golfsmith International Holdings, Inc.’s Current Report on Form 8-K filed on October 8, 2004 (No. 333-101117) and incorporated herein by reference)
10.10	Amendment No. 7 to Credit Agreement, dated as of November 5, 2004, by and among Golfsmith International, L.P., Golfsmith NU, L.L.C. and Golfsmith USA, L.L.C., as Borrowers, the other Persons designated as Credit Parties to the Credit Agreement, the lenders signatory thereto from time to time, and General Electric Capital Corporation, for itself and as a Lender, as L/C Issuer and as Agent for the Lenders (filed as Exhibit 10.8 to Golfsmith International Holdings, Inc.’s Current Report on Form 8-K filed on November 12, 2004 (No. 333-101117) and incorporated herein by reference)
10.11	Amendment No. 8 to Credit Agreement, dated as of March 29, 2005, by and among Golfsmith International, L.P., Golfsmith NU, L.L.C. and Golfsmith USA, L.L.C., as Borrowers, the other Persons designated as Credit Parties to the Credit Agreement, the lenders signatory thereto from time to time, and General Electric Capital Corporation, for itself and as a Lender, as L/C Issuer and as Agent for the Lenders (filed as Exhibit 10.29 to Golfsmith International Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended January 1, 2005, (No. 333-101117) and incorporated herein by reference)
10.12	Indemnification Agreement, dated as of October 15, 2002, among Golfsmith International Holdings, Inc., and Carl F. Paul and Franklin C. Paul, as stockholder representatives (filed as Exhibit 10.3 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)

Exhibit
Number	Description of Documents

10.13	Indemnification Agreement, dated as of October 15, 2002, by Golfsmith International, Inc. in favor of Carl F. Paul (filed as Exhibit 10.7 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.14	Indemnification Agreement, dated as of October 15, 2002, by Golfsmith International, Inc. in favor of Franklin Paul (filed as Exhibit 10.8 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.15	Indemnification Agreement, dated as of October 15, 2002, by Golfsmith International, Inc. in favor of Barbara Paul (filed as Exhibit 10.9 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.16	Indemnification Agreement, dated as of October 15, 2002, by Golfsmith International, Inc. in favor of Kelly Redding (filed as Exhibit 10.10 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.17	Indemnification Agreement, dated as of October 15, 2002, by Golfsmith International, Inc. in favor of John Moriarty (filed as Exhibit 10.11 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.18	Employment Agreement, dated as of October 15, 2002, between Golfsmith International, Inc. and Carl F. Paul (filed as Exhibit 10.12 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.19	Letter Agreement amending the Carl F. Paul Employment Agreement, dated as of March 29, 2005, by and between Golfsmith International, Inc. and Carl F. Paul (filed as Exhibit 10.31 to Golfsmith International Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended January 1, 2005 (No. 333-101117) and incorporated herein by reference)
10.20	Employment Agreement, dated as of October 15, 2002, between Golfsmith International, Inc. and Franklin C. Paul (filed as Exhibit 10.13 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.21	Letter Agreement amending the Franklin C. Paul Employment Agreement, dated as of March 29, 2005, by and between Golfsmith International, Inc. and Franklin C. Paul (filed as Exhibit 10.30 to Golfsmith International Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended January 1, 2005 (No. 333-101117) and incorporated herein by reference)
10.22	Employment Agreement, dated as of October 15, 2002, between Golfsmith International, Inc. and James D. Thompson (filed as Exhibit 10.14 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.23	Employment Agreement, dated as of January 15, 2003, between Golfsmith International, Inc. and Virginia Bunte (filed as Exhibit 10.15 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.24	Consulting Agreement, dated as of June 9, 2005, between Mr. Larry Mondry and Golfsmith International Holdings, Inc. (filed as Exhibit 10.1 to Golfsmith International Holdings, Inc.’s Current Report on Form 8-K (No. 333-101117) filed on June 14, 2005, and incorporated herein by reference)
10.25	Settlement Agreement and General Release, dated as of September 30, 2004, between James C. Loden and Golfsmith International, L.P. (filed as Exhibit 10.1 to Golfsmith International Holdings, Inc.’s Current Report on Form 8-K filed on October 8, 2004 (No. 333-101117) and incorporated herein by reference)
10.26	2002 Incentive Stock Plan (filed as Exhibit 10.18 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.27	2006 Incentive Stock Plan*
10.28	Golfsmith International Holdings, Inc. Annual Management Incentive Plan (filed as Exhibit 10.1 to Golfsmith International Holdings, Inc.’s Current Report on Form 8-K (No. 333-101117) filed on August 30, 2005, and incorporated herein by reference)

Exhibit
Number	Description of Documents

10.29	Form Individual Notice of Award (filed as Exhibit 10.2 to Golfsmith International Holdings, Inc.’s Current Report on Form 8-K (No. 333-101117) filed on August 30, 2005, and incorporated herein by reference)
10.30	Golfsmith International, Inc. Severance Benefit Plan (filed as Exhibit 10.17 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-4 (No. 333-101117) and incorporated herein by reference)
10.31	Golfsmith 2004 Management Incentive Plan (filed as Exhibit 10.23 to Golfsmith International Holdings, Inc.’s Registration Statement on Form S-1 (No. 333-117210) and incorporated herein by reference)
10.32	Golfsmith International Holdings, Inc. Severance Pay Plan (filed as Exhibit 10.2 to Golfsmith International Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 3, 2004, (No. 333-101117) and incorporated herein by reference)
21.1	Subsidiaries of Golfsmith International Holdings, Inc. (filed as Exhibit 21.1 to Golfsmith International Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended January 3, 2004 (No. 333-10117) and incorporated herein by reference)
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2	Consent of White & Case LLP (included in Exhibit 5.1)*
24.1	Power of Attorney (included in signature page)**

*	To be filed by amendment.

**	Previously filed.